Exhibit 99.1

FCA Bank Group
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

FCA Bank S.p.A.
Registered office: Corso G. Agnelli, 200 - 10135 Turin - www.fcabankgroup.com - Paid-up Share Capital : Euro 700,000,000 - , Turin Companies Register n. 08349560014, - Tax and VAT Code 08349560014 - Entered in the Bank Register n. 5764 - Holding of FCA Bank Banking Group - Entered in the Banking Group Register - Cod. ABI 3445 - Entered in Single Register of Insurance Intermediaries (RUI) no. D00016456.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Financial Position
Consolidated Income Statement
Consolidated Statement of Comprehensive Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS			(€ thousand)

BALANCE SHEET - ASSETS		31/12/2015	31/12/2014

10.	Cash and cash balances	21	22
20.	Financial assets held for trading	2,993	13,155
50.	Held-to-maturity investments	9,682	9,715
60.	Loans and receivables with banks	1,333,338	761,663
70.	Loans and receivables with customers	15,453,854	13,677,250
80.	Hedging derivatives	95,842	83,603
90.	Changes in fair value of portfolio heged items (+/-)	48,125	59,106
100.	Investments in associates and joint ventures	79	79
110.	Insurance reserves attributable to reinsures	22,385	34,007
120.	Property, plant and equipment	1,168,341	1,041,574
130.	Intangible assets	217,917	217,507
	- goodwill	180,338	180,338
140.	Tax assets	280,612	250,614
	a) current tax assets	113,349	81,284
	b) deferred tax assets	167,263	169,330
	of wich Law 214/2011	-	-
160.	Other assets	875,962	785,920
TOTAL ASSETS		19,509,151	16,934,215

LIABILITIES and NET EQUITY			(thousand)

LIABILITIES AND SHAREHOLDERS' EQUITY		31/12/2015	31/12/2014

10.	Deposits from banks	7,650,594	6,788,256
20.	Deposits from customers	453,801	169,382
30.	Debt securities in issue	8,244,250	7,069,598
40.	Financial liabilities held for trading	8,004	16,140
60.	Hedging derivatives	61,403	80,818
80.	Tax liabilities	108,850	86,027
	a) current tax liabilities	45,695	39,979
	b) deferred tax liabilities	63,155	46,048
100.	other liabilities	627,038	547,758
110.	Provision for employee severance pay	12,350	13,001
120.	Provisions for risks and charges	217,245	207,419
	a) post retirement benefit obligations	39,261	33,777
	b) Other reserves	177,984	173,642
130.	Insurance reserves	27,953	41,839
140.	Revaluation reserves	45,580	16,880
170.	Reserves	894,840	807,789
180.	Share premium	192,746	192,746
190.	Issued capital	700,000	700,000
210.	Minorities (+/-)	16,889	15,413
220.	Net Profit (Loss) for the year (+/-)	247,608	181,149
Total liabilities and Shareholders' Equity		19,509,151	16,934,215

CONSOLIDATED INCOME STATEMENT

Item		31/12/2015	31/12/2014
10.	INTEREST INCOME AND SIMILAR REVENUES	729,002	737,429
20.	INTEREST EXPENSES AND SIMILAR CHARGES	(285,031)	(372,803)
30.	NET INTEREST MARGIN	443,971	364,626
40.	FEE AND COMMISSION INCOME	120,332	113,124
50.	FEE AND COMMISSION EXPENSES	(40,219)	(30,562)
60.	NET FEE AND COMMISSION	80,113	82,562
80.	NET INCOME FINANCIAL ASSETS AND LIABILTIES HELD FOR TRADING	(2,222)	(2,141)
90.	FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING	(1,081)	(769)
120.	OPERATING INCOME	520,781	444,278
130.	IMPAIRMENT LOSSES ON:	(76,933)	(82,934)
	a) loans	(76,933)	(82,934)
140.	NET PROFIT FROM FINANCIAL ACTIVITIES	443,848	361,344
150.	NET PREMIUM EARNED	1,537	1,990
160.	NET OTHER OPERATING INCOME/ CHARGES FROM INSURANCE ACTIVITIES	2,889	2,951
170.	NET PROFIT FROM FINANCIAL AND INSURANCE ACTIVITIES	448,274	366,285
180.	ADMINISTRATIVE COSTS	(227,255)	(214,855)
	a) payroll costs	(145,484)	(135,764)
	b) other administrative costs	(81,771)	(79,091)
190.	NET PROVISIONS FOR RISKS AND CHARGES	(6,379)	(44,812)
200.	IMPAIRMENT ON TANGIBLE ASSETS	(259,052)	(250,572)
210.	IMPAIRMENT ON INTANGIBLE ASSETS	(6,092)	(5,310)
220.	OTHER OPERATING INCOME / CHARGES	409,922	405,799
230.	OPERATING COSTS	(88,856)	(109,750)
280.	TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS TAX EXPENSE RELATED TO PROFIT OR LOSS FRO	359,418	256,535
290.	TAX EXPENSE RELATED TO PROFIT OR LOSS FROM CONTINUING OPERATIONS TOTAL PROFIT OR LOSS AFTER TAX FROM	(110,330)	(74,060)
300.	TOTAL PROFIT OR LOSS AFTER TAX CONTINUING	249,088	182,475
320.	NET PROFIT OR LOSS	249,088	182,475
330.	MINORITY PORTION OF NET INCOME (LOSS)	(1,480)	(1,326)
340.	HOLDINGS INCOME (LOSS) OF THE YEAR	247,608	181,149

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€/thousands)

	DESCRIPTION	31/12/2015	31/12/2014
10.	Profit (loss) for the year	249,088	182,475
	Other items of comprehensive income after taxes that will not be reclassified to profit or loss		-
40.	Defined-benefit plans	(593)	(7,666)
	Other items of comprehensive income after taxes that may be reclassified to profit or loss
80.	Exchange rate differences	27,561	19,742
90.	Cash flow hedge	1,732	(532)
130.	Total other items of comprehensive income after taxes	28,700	11,545
140.	Comprehensive income (loss) (item 10+130)	277,788	194,020
150.	Total comprehensive income (loss) attributable to non - controlling interests	1,480	1,326
160.	Total comprehensive income (loss) attributable to owners of the parents	276,308	192,694

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AS OF 31/12/2015 AND 31/12/2014

(€/thousands)

	Closing balance at 31/12/2014	Balance at 01/01/2015	Allocation on profit from previous year		Changes during the year							Equity at 31/12/2015	Equity attributable to Parent Company's shareholders at 31/12/2015	Non-controlling interests at 31/12/2015
					Changes in reserves	Equity transactions					Consolidated comprehensive income for 31/12/2015
			Reserves	Dividends and other allocations		New share issues	Share buyback	Special dividends paid	Changes in equity instruments	Other changes
Share capital:
a) common stocks	700,000	700,000											700,000
b) other stocks
Share premium reserve	192,746	192,746											192,746
Reserves:
a) retained earnings	807,789	807,789	89,573		(2,522)								894,840
b) other
Valutation reserve	16,880	16,880									28,700		45,580
Equity instruments
Interim dividends
Treasury shares
Profit (loss) for the year	181,149	181,149	(89,573)	(91,576)							247,608		247,608
Equity	1,913,977	1,913,977		(91,576)	(2,526)						277,788	2,097,663
Equity attributable to parent Company's shareholders	1,898,564	1,898,564		(91,576)	(2,522)						276,308		2,080,774
Non- controlling interests	15,413	15,413			(4)						1,480			16,889

(€/thousands)

	Closing balance at 31/12/2013	Balance at 01/01/2014	Allocation on profit from previous year		Changes during the year							Equity at 31.12.2014	Equity attributable to Parent Company's shareholders at 31/12/2014	Non-controlling interests at 31/12/2014
					Changes in reserves	Equity transactions					Consolidated comprehensive income for 2014
			Reserves	Dividends and other allocations		New share issues	Share buyback	Special dividends paid	Changes in equity instruments	Other changes
Share capital:
a) common stocks	700,000	700,000											700,000
b) other stocks
Share premium reserve	192,746	192,746											192,746
Reserves:
a) retained earnings	719,746	719,746	141,744						(53,700)				807,790
b) other
Valutation reserve	5,335	5,335									11,545		16,880
Equity instruments
Interim dividends
Treasury shares
Profit (loss) for the year	170,330	170,330	(141,744)	(28,586)							181,149		181,149
Equity	1,802,248	1,802,249		(28,586)	(5)				(53,700)		194,020	1,913,977
Equity attributable to parent Company's shareholders	1,788,156	1,788,157		(28,586)	-				(53,700)		192,694		1,898,564
Non- controlling interests	14,092	14,092			(5)						1,326			15,413

CONSOLIDATED STATEMENT OF CASH FLOW (DIRECT METHOD)

(€/thousands)

	31/12/2015	31/12/2014
A. OPERATING ACTIVITIES
1. Business operations	645,901	579,226
- interest income (+)	781,844	719,533
- interest expense (-)	(299,631)	(340,710)
- fee and commission income (expense) (+/-)	80,114	88,387
- personnel expenses (-)	(131,429)	(127,583)
- Net earned premiums (+)	1,280	1,990
- Other insurance income/expenses (+/-)	3,747	3,607
- other expenses (-)	(370,591)	(413,209)
- other revenue (+)	672,003	721,841
- taxes and levies (-)	(91,436)	(74,630)
2. Cash flows from increase/decrease of financial assets	(2,529,501)	(437,375)
- financial assets held for trading	10,163	23,668
- receivables - due from customers	(1,906,386)	(102,390)
- receivables - due from banks: other credits	(571,676)	(29,035)
- other assets	(61,602)	(329,618)
3. Cash flow from increase/decrease of financial liabilities	2,367,471	199,800
- payables - due to banks: other payables	872,453	(562,205)
- payables - due to customers	295,293	10,728
- notes issued	1,168,265	696,302
- financial liabilities held for trading	(8,134)	(22,503)
- other liabilities	39,594	77,478
Cash flowa generated by/(usedfor) operating activities	483,871	341,651
B. Investing activities
1. Cash flows generated by	34	-
- disposals/repayments of financial assets held to maturity	34
2. Cash flows used for	(392,323)	(259,391)
- purchases of financial assets held to maturity		(153)
- purchases of property,plant and equipment	(385,819)	(251,637)
- purchases of intangible assets	(6,504)	(7,601)
Cash generated by / (used for) investing activities	(392,289)	(259,391)
C. FINANCING ACTIVITIES
- dividend and other distributions	(91,583)	(82,286)
Cash generated by / (used for) financing activities	(91,583)	(82,286)
CASH GENERATED /(USED) DURING THE YEAR	(1)	(26)

RECONCILIATION

	31/12/2015	31/12/2014
Cash and cash equivalents - opening blance	22	48
Cash generated (used) during the year	(1)	(26)
Cash and cash equivalents - closing balance	21	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PART A - ACCOUNTING POLICIES
A1 - GENERAL INFORMATION
Section 1 - Statement of compliance with International Financial Reporting Standards
The accompanying consolidated financial statements of FCA Bank S.p.A. for the years ended December 31, 2015 and 2014 are being provided pursuant to Rule 3-09 of the United States Securities and Exchange Commission Regulation S-X. These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).
In accordance with Rule 3-09 of Regulation S-X, only the 2015 consolidated financial statements are required to be audited under U.S. Generally Accepted Auditing Standards as 2015 was the only year in which FCA Bank S.p.A. met the conditions of a significant subsidiary under Rule 1-02(w) of Regulation S-X. The consolidated financial statements as of and for the year ended December 31, 2014 are unaudited.
Banca d’Italia, whose powers in relation to the accounts of banks and financial companies subject to its supervision were laid down by Legislative Decree no. 87/92 and confirmed by the above-mentioned Legislative Decree, established the formats of the accounts and the notes used to prepare these financial statements through circular no. 262 of 22 December 2005, as amended. Moreover, the 4th updated version of such circular, issued on 15 December 2015, reflects in particular the changes occurred on credit quality that take effect in relation to the financial statements for the year ended 31 December 2015.
Section 2 - Basis of preparation
The consolidated financial statements consist of the Statement of financial position, the Income statement, the Statement of comprehensive income, the Statement of changes in equity, the Statement of cash flows and the Notes.
The financial statements and the notes show the amounts for the year just ended as well as the comparable amounts at 31 December 2014. The 2014 financial statements, which had been prepared in accordance with the provisions governing financial intermediaries, were recast in accordance with circular no. 262/05 of Banca d’Italia on the formats and rules related to the preparation of banks’ financial statements.
The FCA Bank Group’s consolidated financial statements were prepared in accordance with IAS 1 and the guidelines of Banca d’Italia’s circular no. 262 of 22 December 2005, 4th update of 15 December 2015. In particular:

•	Formats of the consolidated Statement of financial position, Income statement and notes.
The statement of financial position and the income statement do not contain items with zero balances in the year just ended and in the previous one.

•	Statement of comprehensive income.

The statement of comprehensive income reflects, in addition to net profit for the year, other items of income and expenses divided between those that can be reverse and those that cannot be reversed to income statement.

•	Statement of changes in consolidated equity.
The statement of changes in equity shows the composition and changes in equity for the year under review and the comparable period. The items are allocated between the amounts attributable to the Parent Company’s shareholders and non-controlling interests.

•	Consolidated statement of cash flows.
The Statement of cash flows was prepared with the direct method.

•	Unit of account.
Amounts in the financial statements and the notes are in thousands of euros.

•	Going concern, accrual basis and consistency of presentation of financial statements.
The Group is expected to remain viable in the foreseeable future. Accordingly, the financial statements for the year ended 31 December 2015 were prepared on the assumption that the Company is a going concern, in accordance with the accrual basis of accounting and consistent with the financial statements for the previous year.
There were no departures from the application of IAS/IFRSs.

Risks and uncertainties related to the use of estimates
In accordance with IFRSs, management is required to make assessments, estimates and assumptions which affect the application of IFRSs and the amounts of reported assets, liabilities, costs and revenues and the disclosure of contingent assets and liabilities. The estimates and the relevant assumptions are based on past experience and other factors considered reasonable under the circumstances and are adopted to determine the carrying amount of assets and liabilities.
In particular, estimates were made to support the carrying amounts of some of the most significant items of the consolidated financial statements as of 31 December 2015, in accordance with IAS/IFRSs and the above-mentioned provisions. Such estimates concerned largely the future recoverability of the reported carrying amounts in accordance with the applicable rules and based on a going concern assumption.
Estimates and assumptions are revised regularly and updated from time to time. In case performance fails to meet expectations, carrying amounts might differ from original estimates and should, accordingly, be changed. In these cases, changes are recognized through profit or loss in the period in which they occur or in subsequent years.
The main cases where management is required to make subjective assessments include:

•	recoverability of receivables and, in general, financial assets and the determination of any impairment;

•
determination of the fair value of financial instruments to be used for financial reporting purposes; in particular, the use of valuation models to set the fair value of financial instruments not traded in active markets;

•	quantification of employee provisions and provisions for risks and charges;

•	recoverability of deferred tax assets and goodwill.

Section 3 - Scope and methods of consolidation
The consolidated financial statements as of 31 December 2015 include the accounts of the Parent Company, FCA Bank S.p.A., and its direct and indirect Italian and foreign subsidiaries, as required by IFRS 10.
They reflect also the entities, including structured entities, in relation to which the Parent Company has exposure or rights to variable returns and the ability to affect those returns through power over them.
To determine the existence of control, the Group considers the following factors:

•	the purpose and design of the investee, to identify the entity’s objectives, the activities that give rise to its returns and how such activities are governed;

•
to power to understand whether the Group has contractual arrangements which attribute it the ability to govern the relevant activities; to this end, attention is paid only to substantive rights, which provide practical governance capabilities;

•	the exposure to the investee to determine whether the Group has arrangements with the investee whose returns vary depending on the investee’s performance.
If the relevant activities are governed through voting rights, control may be evidenced by considering potential or actual voting rights, the existence of any arrangements or shareholders’ agreements giving the right to control the majority of the voting rights, to appoint the majority of the members of the board of directors or otherwise the power to govern the financial and operating policies of the entity.
Subsidiaries may include any structured entities, where voting rights are not paramount to determine the existence of control, including special purpose vehicles (SPVs). Structured entities are considered subsidiaries where:

•	the Group has the power, through contractual arrangements, to govern the relevant activities;

•	the Group is exposed to the variable returns deriving from their activities.

The Group does not have investments in joint ventures.
The table below shows the companies included in the scope of consolidation.

1.Investments in wholly-owned

NAME	REGISTERED OFFICE	COUNTRY OF INCORPORATION (*)	TYPE OF RELATIONSHIP (**)	SHARING %
FCA Bank S.p.A.	Turin - Italy
Leasys S.p.A.	Turin - Italy	Rome - Italy	1	100.00
FCA Capital France S.A.S.	Trappes - France		1	100.00
FCA Fleet Services France SAS	Trappes - France		1	100.00
FCA Leasing France SNC	Trappes - France		1	99.99
FCA Bank Deutschland GmbH	Heilbronn - Germany		1	100.00
FCA Automotive Services UK Ltd	Slough - UK		1	100.00
FCA Dealer Services UK Ltd	Slough - UK		1	100.00
FCA Fleet Services UK Ltd	Slough - UK		1	100.00
FCA Capital Espaňa EFC S.A.	Alcala de Henares - Spain		1	100.00
FCA Dealer Services Espaňa S.A.	Alcala de Henares - Spain		1	100.00
FCA Capital Portugal IFIC S.A.	Lisbon - Portugal		1	100.00
FCA Dealer Services Portugal S.A.	Lisbon - Portugal		1	100.00
FCA Capital Suisse S.A.	Schlieren - Switzereland		1	100.00
FCA Leasing Polska Sp. Zo.o.	Warsaw - Poland		1	100.00
FCA-Group Bank Polska SA	Warsaw - Poland		1	100.00
FCA Capital Nederland B.V.	Lijnden - Netherlands		1	100.00
FCA Capital Danmark A/S	Glostrup - Denmark		1	100.00
FCA Capital Belgium S.A.	Auderghem - Belgium		1	99.99
FCA Bank GmbH	Vienna - Austria		2	50.00
FCA Leasing GmbH	Vienna - Austria		1	100.00
FCA Capital Hellas S.A.	Athens - Greece		1	99.99
FCA Insurance Hellas S.A.	Athens - Greece		1	99.99
FCA Capital Ireland Plc	Dublin - Ireland		1	99.99
FCA Capital Re Limited	Dublin - Ireland		1	100.00
FCA Capital Sverige AB	Sweden		1	100.00
Athomstart Invest 35	Norway		1	100.00

(*) If different from Registered Office
(**) Relation Type: 1 = majority of voting rights at ordinary meetings 2 = dominant influence at ordinary meeting
On 13 January, 2016, Fal Fleet Services SAS changed its name to FCA Fleet Services France SAS.

The structured entities related to securitization transactions, whose details are provided below, are fully consolidated:

NAME	COUNTRY
A-BEST THIRTEEN FT	Madrid - Spain
A-BEST TWELVE S.r.l.	Conegliano (TV) - Italy
A-BEST ELEVEN UG	Frankfurt am Main - Germany
A-BEST TEN S.r.l.	Conegliano (TV) - Italy
A-BEST NINE S.r.l.	Conegliano (TV) - Italy
A-BEST EIGHT PLC	London - Uk
A-BEST SEVEN S.r.l.	Milan - Italy
A-BEST FOUR S.r.l.	Conegliano (TV) - Italy
Nixes Three Plc	Dublin - Ireland
Nixes Four S.r.l.	Milan - Italy
Nixes Six PLc	Londra - Uk
Nixes Five Ltd	Island of Jersey
FCT Fast 2	Courbevoie - France
Fast 3 S.r.l.	Milan - Italy
Erasmus Finance Limited	Dublin - Ireland

2.Investments in subsidiaries with significant non-controlling interests

Non-controlling interests, availability of non-controlling interests’ voting rights and dividends paid to non-controlling interests

Name	Non-controlling interests (%)	Availability of non-controlling interests’ voting rights (%)	Dividends distributed to non-controlling interests
FGA BANK GMBH (Austria)	50%	50%	-

Pursuant to IFRS 10, FGA Bank GmbH (Austria), a 50%-held subsidiary, is fully consolidated because FCA Bank S.p.A. exercises a dominant influence.
Investments in subsidiaries with significant non-controlling interests
The table below provides financial and operating highlights of FGA Bank Gmbh before intercompany eliminations required by IFRS 12:

	(amounts in thousands of euros)

FCA BANK GMBH (AUSTRIA)	31/12/2015	31/12/2014
Total assets	170,960	146,631
Financial assets	170,079	145,340
Financial liabilities	140,099	117,225
Equity	28,763	26,874
Net interest income	3,462	3,102
Net fee and commission income	685	665
Banking income	4,147	3,767
Net result from investment activities	3,837	3,349
Net result from investment and insurance activities	3,837	3,349
Operating costs	(1,319)	(1,215)
Profit (loss) before taxes from continuing operations	2,518	2,134
Net profit (loss) for the period	1,881	1,623

Consolidation methods
In preparing the consolidated financial statements, the financial statements of the parent company and its subsidiaries, prepared according to IAS/IFRSs, are consolidated on a line-by-line basis by adding together like items of assets, liabilities, equity, income and expenses.
The carrying amount of the parent’s investment in each subsidiary and the corresponding portions of the equity of each such subsidiary are eliminated.
Any difference arising during this process - after the allocation to the assets and liabilities of the subsidiary - is recognized as goodwill on first time consolidation and, subsequently, among other reserves.
The share of net profit pertaining to non-controlling interests is indicated separately, so at to determine the amount of net profit attributable to the parent company’s shareholders.
Assets, liabilities, costs and revenues arising from intercompany transactions are eliminated.
The financial statements of the Parent Company and those of the subsidiaries used for the consolidated financial statements are all as of the same date.
For foreign subsidiaries which prepare their accounts in currencies other than the euro, assets and liabilities are translated at the exchange rate prevailing on the balance sheet date while revenues and costs are translated at the average exchange rate for the period.
Exchange differences arising from the conversion of costs and revenues at the average exchange rate and the conversion of assets and liabilities at the reporting date are reported in profit or loss in the period.
Exchange differences arising from the equity of consolidated subsidiaries are recognized in other comprehensive income and reversed to profit and loss when loss of the subsidiaries’ control occurs.
The exchange rates used to translate the financial statements at 31 December 2015 are as follows:

	31/12/2015	Medium 31/12/2015	31/12/2014	Medium 31/12/2014
Polish Zloty (PLN)	4,264	4,184	4,273	4,184
Danish Crown(DKK)	7,463	7,459	7,445	7,455
Swiss Franc (CHF)	1,084	1,068	1,202	1,215
GB Pound (GBP)	0,734	0,726	0,779	0,806
Norwegian Krone (NOK)	9,603	8,948
Svedish Krona (SEK)	9,190	9,353

Other information
To prepare the consolidated financial statements use was made of the following::

•	draft financial statements at 31 December 2015 of the Parent Company FCA Bank S.p.A.;

•
accounts as of 31 December 32015, approved by the competent bodies and functions, of the other fully consolidated companies, as adjusted to take into account the consolidation process and, where necessary, to comply with the Group’s accounting policies.

Section 4 - Subsequent events
No events occurred after the balance sheet date which should result in adjustments of the consolidated financial statements as of 31 December 2015. A description of the most significant events occurred after the balance sheet date is provided in the specific section in the Report on operations.

Section 5 - Other information
The consolidated financial statements and the Parent Company’s financial statements were audited by Reconta Ernst&Young S.p.A. pursuant to Legislative Decree no. 39 of 27 January 2010.

ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET MANDATORILY APPLICABLE AND NOT ADOPTED EARLY BY THE GROUP AT 31 DECEMBER 2015

Standard/amendment	Date of publication	Date of application	Description of standard/amendment
Recognition of Deferred Tax Assets for Unrealised Losses (amendment to IAS 12)	19 January 2016	1 January 2017	IASB clarifies the accounting treatment of deferred tax assets related to debt instruments measured at fair value.
IFRS 15 - Revenue from Contracts with Customers	28 May 2014	1 January 2017
The objective of IFRS 15 is to establish a new revenue recognition model which will apply to all contracts entered into with customers except those that fall within the scope of other IFRSs/IAS, such as leases, insurance contracts and financial instruments. The key steps to account for revenue according to the new model include:
- identify the contract(s) with the customer;
- identify the performance obligations of the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract;
- recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 16 - Leases	13 January 2016	1 January 2019
The new standard constitutes an innovation in that it established that leases be reported in entities' balance sheets, thus enhancing the visibility of their assets and liabilities.
IFRS 16 repeals the distinction between operating leases and finance leases (for the lessee), requiring that all lease contracts be treated as finance leases.
Short-term contracts (12 months) and those involving low value items (e.g. personal computers) are exempted from this treatment.
The new standard will take effect on 1 January 2019, Early adoption is permitted provided that also IFRS 15, Revenue from Contracts with Customers, is applied.

Standard/amendment	Date of publication	Date of application	Description of standard/amendment
IFRS 9 - Financial instruments	24 July 2014	1 January 2018
The document reflects the results of the phases related to classification and measurement, impairment and hedge accounting of IASB's plan to replace IAS 39. The standard introduces new criteria to classify and measure financial assets and liabilities. In particular, for the financial assets the new standard uses a single approach based on the management of financial instruments and the characteristics of the contractual cash flows of the financial assets to determine their measurement method, replacing the different methods provided for by IAS 39.

On the other hand, for financial liabilities the main change concerns the accounting treatment of changes in the fair value of a financial liability designated as a financial liability recognized at fair value through profit or loss, in case these changes are due to changes in the issuer's credit rating at fair value. Under the new standard, these changes must be recognized through other comprehensive income and no longer through profit or loss.

With reference to the impairment model, the new standard requires loan loss estimates be made on the basis of the expected loss model (not on the incurred loss model) using supportable information, available without unreasonable costs or efforts that would include historical, current and prospective data. The standard requires that this model be applied to all financial instruments, tat is to all financial assets measured at amortized cost, to those recognized at fair value through other comprehensive income, to receivables arising from rental contracts and to trade receivables.

Lastly, the standard introduces a new model of hedge accounting to modify the requirements of the current IAS 39, which sometimes are considered too strict and unsuited to reflect entities' risk management policies. The main developments of the document concern:
- increase in the number of transactions eligible for hedge accounting, including also the risks of non-financial assets/liabilities eligible for hedge accounting treatment;
- change of accounting treatment of forward contracts and options when they are embedded in a hedge accounting relationship, to reduce the volatility of the income statement;
- amendments to the effectiveness test by replacing the current procedure based on the 80%-125% range with the concept of "economic relationship" between hedged item and hedging instrument. A retrospective assessment of effectiveness of the hedging relationship will no longer be required.

A.2 - MAIN ITEMS IN THE FINANCIAL STATEMENTS
This section shows the accounting policies adopted to prepare the consolidated financial statements as of 31 December 2015. Such description is provided with reference to the recognition, classification, measurement and derecognition of the different assets and liabilities.

1.	Held-for-trading financial assets
This item includes financial assets held in the trading portfolio, reflecting essentially the positive value of derivative contracts not designated as hedging instruments.
Derivatives are recognized as assets if their fair value is positive and as liabilities if their fair value is negative. Assets and liabilities arising from transactions with the same counterparty can be offset only if there is the legally enforceable right to offset the amounts recognized and the parties intend to settle on a net basis (see IAS 32).

No reclassifications to other financial asset categories are permitted, save for the existence of unusual events that can hardly take place again in the short term. In these cases, debt and equity instruments that are no longer held for trading can be reclassified only for in particular situations, under IAS 39 (Financial assets held to maturity, Available for sale financial assets, Receivables). These assets are transferred at their fair value at the time of reclassification.
Initial recognition takes place on the date of settlement for debt and equity instruments and on the execution date for derivative contracts. Held-for-trading assets are initially recognized at their fair value, which is normally the price paid, without considering transaction costs and income attributable to the instrument.
After initial recognition, held-for-trading financial assets and liabilities are measured at their fair value. Any changes in fair value are recognized through profit or loss under item 80. “Net result of trading activities”.
The fair value of derivative contracts quoted in an active market is determined on the basis of the market value of such contracts at the end of the period. In the absence of an active market, use is made of estimation methods and valuation models that take into account the risk factors associated to the instruments and based on market data, such as interest rates. Equity instruments, units of UCITS and derivatives with equity instruments as underlying not quoted in an active market, for which the fair value cannot be determined reliably according to the above guidelines, are reported at cost.
Held-for-trading financial assets and liabilities are derecognized when the contractual rights to the cash flows deriving therefrom expire or when the financial asset or liability is sold, substantially transferring all related risks and rewards.

2.	Available-for-sale financial assets
These are financial assets other than derivatives which are not classified as receivables, financial assets held to maturity or assets recognized at their fair value. These assets are held for an indefinite period of time and can be sold to generate liquidity or to meet changes in interest rates, exchange rates and prices.
Available-for-sale financial assets include money market, debt and equity instruments; they include non-controlling equity interests that do not quality as investments in subsidiaries, joint ventures or associated companies.
Debt and equity instruments are recognized as financial assets on the settlement date while receivables are recognized on the disbursement date.
Financial assets are initially recognized at their fair value, including transaction costs and income attributable directly to the instrument. Financial assets reclassified from Financial assets held to maturity are initially recognized at their fair value at the time of transfer.
Subsequently, Available-for-sale financial assets are measured at their fair value. Interest, calculated with the amortized cost method is recognized in the income statement while changes in fair value are recognized through equity, in item 140 “Valuation reserve”. Changes in fair value are reported also in the Statement of comprehensive income.
Fair value is determined on the basis of the criteria already illustrated for held-for-trading financial assets. Equity instruments not quoted in an active market and whose fair value cannot be determined due to lack of reliable information are recognized at cost, which reflects the latest reliably measured fair value.
Tests to determine the existence of objective evidence of impairment are conducted on year-end or interim reporting dates. In the presence of such objective evidence, the amount of the loss is measured as the difference between the carrying amount of the asset and the present value of the estimated cash flows, as discounted at the original effective interest rate. Impairment losses are reported in item 130.b) “Impairment/reinstatement of value of available-for-sale financial assets”.
If the reasons of the impairment no longer apply, following an event occurred after the recognition of the relevant loss, value is reinstated through profit or loss, in the case of debt instruments, and through equity, in the case of equity instruments. The amount of the reinstatement cannot, under any circumstance, exceed the amortized cost that the instruments would have had in the absence of previous impairments.
In case of disposal of the financial asset, cumulative gains and losses are released to the income statement to item 100.b) “Gains (losses) on disposal or buyback of available-for-sale financial assets”.

3.	Financial assets held to maturity
Held-to-maturity investments are non-derivative financial assets that have either fixed or determinable payments and a fixed maturity - other than those that can be classified as loans to banks or loans to customer - and for which there is the ability and the intention to hold to maturity.
If during the year a significant amount of such investments is sold or reclassified, before their maturity, the remaining financial assets held to maturity would be reclassified as available-for-sale financial assets and use of this category would be precluded for the following two years, unless the sales or reclassifications:

•	are so close to the maturity date or the date of the option for the repayment of the financial asset that interest rate fluctuations would not have a significant effect on the fair value of the asset;

•	take place after the collection of substantially all the original capital of the financial asset through planned or advance repayments;

•	are attributable to an isolated, uncontrollable event that is not recurring and could not be reasonably predicted.
Initial recognition of these financial instruments takes place at the settlement date. Financial assets held to maturity are initially recognized at their fair value, including any income and cost attributable directly. Subsequently, they are measured at amortized cost by using the effective interest rate method.
Gains or losses related to financial assets held to maturity are recognized through profit or loss when such assets are derecognized or impaired or through the amortization of the difference between the initial carrying amount and the amount repayable at maturity.
Tests to determine the existence of objective evidence of impairment are conducted on year-end or interim reporting dates. In the presence of such objective evidence, the amount of the loss is measured as the difference between the carrying amount of the asset and the present value of the estimated cash flows, as discounted at the original effective interest rate. Impairment losses are reported in item 130.c) “Impairment/reinstatement of value of financial assets held to maturity”.
If the reasons of the impairment no longer apply, following an event occurred after the recognition of the relevant loss, value is reinstated through profit or loss. The amount of the reinstatement cannot, under any circumstance, exceed the amortized cost that the instruments would have had in the absence of if no loss had been recorded.
Financial assets held to maturity are derecognized when the contractual rights to the cash flows deriving therefrom expire or when the financial asset is sold, substantially transferring all related risks and rewards. In case of disposal/derecognition of the financial asset, cumulative gains and losses are released to the income statement to item 100.c) “Gains (losses) on disposal or buyback”.

4.	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and are not recognized as “Assets held for trading” or designated as “Available-for-sale assets” or “Assets held to maturity”.
“Loans to customers” include receivables originated from instalment loans, finance leases and loans disbursed, in connection with the factoring business, on a recourse basis. Regarding receivables sold on a non-recourse basis, these are reported in the presence of contractual clauses that do not transfer substantially the relevant risks and rewards.
Lease agreements are classified as finance leases whenever the relevant term and conditions are such as to transfer substantially all the risks and benefits of ownership from the lessor to the lessee. All the other leases are operating leases. The amounts due from lessees under finance leases are recognized as receivables for the amount of the Group’s investment in the leased assets.
Loans and receivables are recognized initially upon disbursement.
Upon initial recognition, loans and receivables are recorded at face value, which is typically the amount of the sum disbursed, including income and costs directly attributable to the single loan or receivable and determinable since inception of the transaction, even though the relevant monetary amount is collected or paid subsequently.
Subsequently, loans and receivables are measured at amortized cost, or the difference between their carrying amount on initial recognition - as increased or decreased for any principal repayment, impairments or reinstatements - and the amortization, calculated with the effective interest rate, of the difference between the amount disbursed and that due at maturity, taking into account costs or income directly attributable to the individual loan or receivable. The effective interest rate is equal to the discount rate that sets the present value of the future cash flows of the loan or receivable, in terms of principal and interest, equal to the amount disbursed less any cost/income attributable to the loan or receivable. This accounting treatment, based on a cash flow rationale, makes it possible to distribute the effects of costs/income throughout the terms to maturity of the loan or receivable. Short-term loans or receivables, which are not impacted by any time effect, are reported at their initial carrying amount.
Gains and (losses) on loans are recognized through profit or loss:

•	when the financial asset in question is derecognized, in item 100.a) “Gains (losses) on loan or receivable disposals”; or:

•	when the financial asset is impaired (or when the original value is reinstated), in item 130.a) “Impairment/reinstatement of value due to impairment of loans or receivables”.
Interest earned on loans or receivables are recognized in item 10. “Interest and similar income” and is recognized in accordance with the effective interest rate method as apportioned throughout the remaining term of the loan.
The carrying amount of loans and receivables is tested from time to time for recoverability through an analysis designed to identify those that, following the occurrence of events after their disbursement, show objective evidence of possible impairment. These include loans or receivables classified as non-performing, non-accruing, restructured or past due, in accordance with the rules enacted by Banca d’Italia in force at 31 December 2015, consistent with IAS/IFRS.
These deteriorated loans and receivables are evaluated individually and the amount of the adjustment for each is equal to the difference between its carrying amount upon initial recognition (amortized cost) and the present value of future cash flows, as discounted at the original effective interest rate.
Loans and receivables for which no objective evidence of impairment has been gathered individually are tested for any collective impairment. The evaluation is carried out by grouping these loans and receivables by consistent credit risk categories and the loss percentage are estimated taking into account the time series of the losses associated with each category.
The losses are recognized through profit or loss. If an impaired loan or receivable is recovered, the amount is recognized as a debit to “Impairment losses due to credit deterioration”.
The full or partial write-off of an uncollected loan or receivable takes place when such loan or receivable is considered as definitely irrecoverable. The loss is recognized in the income statement less any previous impairment losses taken.
Deteriorated loans are derecognized only if the sale entailed the substantial transfer of all related risks and rewards. By contrast, when the risks and rewards of the loans or receivables sold have not been transferred, these continue to be reported on the balance sheet, even though ownership of the loan or the receivable has been transferred. In the event that the substantial transfer of risks and rewards cannot be ascertained, the loans or receivables are derecognized whenever no type of control has been maintained over them. By converse, keeping control, in whole or in part, involves the on-balance-sheet recognition on the balance sheet of the loans or receivables for the balance outstanding, as measured by the exposure to changes in value of the loans or receivables sold and the changes in the relevant cash flows. Lastly, loans or receivables sold are derecognized whenever the contractual rights to receive the related cash flows are maintained whenever the entity is required to pay such cash flows to a third party.
Deteriorated loans or receivables
Deteriorated exposures - i.e. those with the features outlined in paragraphs 58-61 of IAS 39 - are classified in the categories listed below, in accordance with Banca d’Italia’s guidance contained in Circular no. 272 of 30 July 2008 as amended:

•
non-performing: the total amount of cash and off-balance-sheet exposure toward an entity in a state of insolvency (including in the absence of a court ruling) or in substantially similar situations, regardless of any loss forecasts by the bank. This category does not include any deterioration determined by country risk. The assessment is generally made on an individual basis.

•
probable defaults (“unlikely to pay”): the total amount of cash and off-balance-sheet exposure which does not qualify as non-performing but which are considered as unlikely to be repaid (in terms of principal or interest), absent any action such as calling on guarantees, by the borrower. This assessment is generally made regardless of any past due amount or installment. Probable defaults are generally assessed on an individual basis or by applying a pre-set percentage to the various credit risk categories.

•
Past due and/or excess exposures: these are cash exposures other than those classified as non-performing or probable defaults that, at the reporting date, are either past due or exceed approved credit limits. Past due and/or excess exposures can be determined by reference to either the individual borrower or the individual transaction.

Securitized receivables
Certain Group companies participate in receivable securitization programs as sellers and subscribers of bonds issued under these programs.
Securitization transactions involve the sale on a non-recourse basis of a receivable portfolio to a vehicle company, which in turn finances the purchase of these receivables by issuing asset-backed securities, that is bonds whose repayment of principal and interest depend on the cash flow generated by the receivable portfolio.
Asset-backed securities are ranked by seniority and rating, with the senior placed in the market with investors while the junior notes, which are subordinated to senior notes in priority of repayment, are placed with companies of the FCA Group.
According to IFRS 10, vehicles are included in the scope of consolidation, as the placement of junior asset-backed securities and participation of the originator in the set-up of the program, imply control over the SPE.

5.	Hedging transaction
Hedging transactions are intended to offset potential losses on a specific item or group of items, attributable to a specific risk, through the gains generated on another instrument or group of instruments in the event that the specific risk in question materializes. The FCA Bank Group hedges its exposure to the interest rate risk associated with receivables arising from installment loans and bonds issued with derivatives designated as fair value hedges. Derivatives entered into to hedge the interest rate risk associated with the debt of the companies engaged in long-term rental are designated as cash flow hedges..
Only derivatives entered into with a counterparty not belonging to the Group may be treated as hedging instruments.
Hedging derivatives are stated at fair value. Specifically:

•
in the case of cash flow hedges, derivatives are recognized a their fair value. Any change in the fair value of the effective part of the hedge is recognized through equity, in item 140. “Valuation reserve” while any change in the fair value of the ineffective part of the hedge is recognized through profit or loss in item 90. “Net result of hedging activities”;

•
in the case of fair value hedges, any change in the fair value of the hedging instrument is recognized through profit or loss in item 90. “Net result of hedging activity”. Any change in the fair value of the hedged instrument, attributable to the risk hedged with the derivative instrument, is recognized through profit and loss as an offsetting entry of the change in the carrying amount of the hedged item;

The fair value of derivative instruments is calculated on the basis of interest and exchange rates quoted in the market, taking into account the counterparties’ creditworthiness, and reflects the present value of the future cash flows generated by the individual contracts.
Gains or losses on derivatives hedging interest rate risk are allocated either to “Interest and similar income” or “Interest and similar expenses”, as the case may be.
A derivative contract is designated for hedging activities if there is a formal document of the relationship between the hedged instrument and the hedging instrument and whether the hedge is effective since inception and, prospectively, throughout its life.
A hedge is effective (in a range between 80% and 125%) when the changes in the fair value (or cash flows) of the hedging financial instrument almost entirely offset the changes in hedged item with regard to the risk being hedged.
Effectiveness is assessed at every year-end or interim reporting date by using:

•	prospective tests, to demonstrate an expectation of effectiveness in order to qualify for hedge accounting;

•	retrospective tests, to ensure that the hedging relationship has been highly effective throughout the reporting period, measuring the extent to which the achieved hedge deviates from a perfect hedge.
If the tests fail to demonstrate hedge effectiveness, hedge accounting, as indicated above, is discontinued and the derivative contract is reclassified to held-for-trading financial assets and is therefore measured in a manner consistent with its classification. In case of macro hedging, IAS 39 permits the establishment of a fair value hedge for the interest rate risk exposure of a designated amount of financial assets or liabilities so that a group of derivative contracts can be used to offset the changes in fair value of the hedged items as interest rates vary.
Macro hedges cannot be applied to differences between financial assets and liabilities.
Macro hedging is considered highly effective if, like fair value hedges, at inception and in subsequent periods the changes in fair value of the hedged amount are offset by the changes in fair value of the hedging derivatives in the range of 80% to 125%.

6.	Investments
Investments in joint ventures (IFRS 11) as well as in companies subject to significant influence (IAS 28) are recognized with the equity method.
Investments in companies that are not subsidiaries or associated companies, and are unlisted, are reported at cost.
If there is any evidence that the value of an investment has been impaired, the recoverable value of the investment is estimated, taking account the present value of the future cash flows that it will generate, including its disposal value.
If the recovery value is lower than book value, the difference is recorded in the income statement.
In subsequent periods, if the reasons for the impairment cease to exist, the original value may be restored through the income statement.

7.	Tangible assets
This item includes furniture, fixtures, technical and other equipment and assets related to the leasing business.
These tangible assets are used to provide goods and services, to be leased to third parties, or for administrative purposes and are expected to be utilized for more than one period.
This item consists of:

•	assets for use in production;

•	assets held for investment purposes.
Assets held for use in production are utilized to provide goods and services as well as for administrative purposes and are expected to be used for more than one period. Typically, this category includes also assets held to be leased under leasing arrangements.
This item includes also assets provided by the Group in its capacity as lessor under both finance lease agreements operating lease agreements. Assets leased out include vehicles provided under operating lease agreements by the Group’s long-term car rental companies. Trade receivables to be collected in connection with recovery procedures in relation to operating leases are classified as “Other assets”. Operating lease agreements with a buyback clause are also included in “Other assets”.
Tangible assets comprise also leasehold improvements, whenever such expenses are value accretive in relation to identifiable and separable assets. In this case, classification takes place in the specific sub-items of reference in relation to the asset.
Assets held for investment purposes refer to investment property under IAS 40, that is to real estate held (owned or under finance lease arrangements) to generate rental income and/or to achieve a capital gain.
Tangible assets are initially recognized at cost, inclusive of purchase price and all the incidental charges incurred directly to purchase and to put the asset in service. Costs incurred after purchase are only capitalized if they lead to an increase in the future economic benefits deriving from the asset to which they relate. All other costs are recorded in the income statement as incurred.
Subsequently, tangible assets are recognized at cost, minus accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis considering the remaining useful life and value of the asset.

At every reporting date, if there is any evidence that an asset might be impaired, the book value of the asset is compared with its realizable value - equal to the higher of fair value, net of any selling costs, and the value in use of the asset, defined as the net present value of future cash flows generated by the asset. Any impairment losses and adjustments are recorded in the income statement, item 200 “Impairment/reinstatement of tangible assets”.
If the reasons that gave rise to the impairment no longer apply, then the loss is reversed for the amount that would restore the asset to the value that it would have had in the absence of any impairment, minus depreciation.
Initial direct costs incurred in the negotiation and execution of an operating agreement are added to the leased assets in equal installments, based on the length of the agreement.
Tangible assets are unrecognized upon disposal or when they are retired from production and no further economic benefits are expected from them. Any difference between the selling price or realizable value and the carrying amount is recognized through profit or loss, item 270 “Gains (losses) from the sale of investments”.

8.	Intangible assets
Intangible assets are non-monetary long-term assets, identifiable even though they are intangible, controlled by the Group and which are likely to generate future economic benefits.
Intangible assets include mainly goodwill, software, trademarks and patents.
Goodwill reflects the positive difference between purchase price and fair value of the assets and liabilities acquired in a business combination.
In the case of software generated internally the costs incurred to develop the project are recognized as intangible assets provided that the following conditions are met: technical feasibility, intention to complete, future usefulness, availability of sufficient technical and financial resources and the ability to measure reliably the costs of the project.
Intangible assets are recognized if they are identifiable and originated from legal or contractual rights.
Intangible assets purchased separately and/or generated internally are initially recognized a cost and, except for goodwill, are amortized on a straight line basis over their remaining useful life.
Subsequently, they are recognized net of accumulated amortization and any accumulated impairment losses. The useful life of intangible assets is either definite or indefinite.
Definite-life intangibles are amortized over their remaining useful life and are tested for impairment every time there is objective evidence of a possible loss of value. The amortization period and method of a definite-life intangible asset are reviewed at least once every year, at year end. Changes in the useful life and the manner in which the future economic benefits related to the asset will materialize result in changes in the amortization period or amortization method, as the case may be, and are considered as changes in estimates. The amortization of definite-life intangible asset is recognized in the income statement in the cost category consistent with the function of the intangible asset.
Indefinite-life intangible assets, including goodwill, are not amortized but are tested every year for impairment both individually and at the level of cash generating units. Every year (or whenever there is evidence of impairment) goodwill is tested for impairment. To this end, the cash generating unit to which goodwill is to be attributed is identified. The amount of any impairment is calculated as the difference between the carrying amount of goodwill and its recoverable value, if lower. Recoverable value is equal to the higher of the fair value of the cash generating unit, less any selling costs, and the relevant value in use. Any adjustments are recognized in the income statement, item 260.
“Goodwill impairment”. No reinstatement of value is permitted for goodwill.
Intangible assets are derecognized upon disposal or when and no further economic benefits are expected from them. Any difference between the selling price or realizable value and the carrying amount is recognized through profit or loss, item 270 “Gains (losses) from the sale of investments”.

9.	Current and deferred taxation
Deferred tax assets and liabilities are recognized on the balance sheet of the consolidated financial statements in items 140.
“Tax assets” and 80. “Tax liabilities”.
Under the «Balance sheet method», current and deferred taxes include:

•	current tax assets, that is payments in excess of tax obligations to be fulfilled in accordance with the applicable law;

•	current tax liabilities, that is tax obligations to be fulfilled in accordance with the applicable law;

•	deferred tax assets, that is income tax amounts recoverable in future years and related to:

•	deductible temporary differences;

•	carryforwards of unused tax losses; and

•	carryforwards of unused tax credits;

•	deferred tax liabilities, that is income tax amounts due in future years in relation to temporary taxable differences.
Current and deferred tax assets and liabilities are calculated in accordance with applicable national tax laws and are accounted as an expense (income) in accordance with the accrual basis of accounting and matching cost principle applicable to the costs and income that originated them.
Generally, deferred tax assets and liabilities arise whenever a cost is deductible or income is taxable in a period other than that in which they are recognized.
Deferred tax assets and liabilities are recognized on the basis of the tax rates that, at the balance sheet date, are expected to be applicable in the year in which the asset will be realized or the liability extinguished, on the basis of the tax legislation in force, and are periodically revised to take account of any change in legislation.
Deferred tax assets are recognized, to the extent that they can be recovered against future income. In accordance with IAS 12, the probability that there is sufficient taxable income in future should be verified from time to time. If the analysis reveals that there is no sufficient future income, the deferred tax assets are reduced accordingly.
Current and deferred taxes are recognized in the income statement, item 290 “Income tax on continuing operations”, with the exception of those taxes related to items recognized, in the current or in another year, directly through equity, such as those related to gains or losses on available-for-sale financial assets and those related to changes in the fair value of cash flow hedges, whose changes in value are recognized, on an after-tax basis, directly in the statement of comprehensive income in the “Valuation reserve”.
Current tax assets are shown in the balance sheet net of current tax liabilities whenever the following conditions are met:

•	existence of an enforceable right to offset the amounts recognized; and

•	the parties intend to settle the assets and liabilities in a single payment on a net basis or to realize the asset and simultaneously extinguish the liability.
Deferred tax assets are reported in the Statement of financial position net of deferred tax liabilities whenever the following conditions are met:

•	existence of a right to offset the underlying current tax assets with current tax liabilities; and

•
both deferred tax assets and liabilities relate to income taxes applied by the same tax jurisdiction on the same taxable entity, or on different taxable a intend to settle the current tax assets and liabilities on a net basis (typically in the presence of a tax consolidation agreement).

10.	Provisions for risks and charges
Post-employment benefits and similar obligations
Post-employment benefits are established in accordance with labour agreements and are qualified as defined-benefit plans.
Obligations associated with employee defined-benefit plans and the relevant pension costs associated to current employment are recognized based on actuarial estimates by applying the projected unit credit method. Actuarial gains/losses resulting from the valuation of the liabilities of the defined-benefit plan are recognized through equity in the “Valuation reserve”.
The discount rate used to calculate the present value of the obligations associated with post-employment benefits changes depending on the country/currency in which the liability is denominated and is set on the basis of yields, at the balance sheet date, of bonds issued by prime corporates with an average maturity consistent with that of the liability.
Other provisions
Other provisions for risks and charges relate to costs and charges of a specified nature and existence certain or probable but whose amount or date of payment is uncertain on the balance sheet date. Provisions for risks and charges are made solely whenever:

a) there is a current (legal or constructive) obligation as a result of a past event;
b) fulfillment of this obligation is likely to be onerous;
c) the amount of the liability can be reliably estimated.
When the time value of money is significant, the amount of a provision is calculated as the present value of the expenses that will supposedly be incurred to extinguish the obligation.
This item includes also long-term benefits to employees whose expenses are determined with the same actuarial criteria as those of the defined-benefit plans. Actuarial gains or losses are all recognized as incurred through profit or loss.

11.	Debts, securities outstanding and other liabilities
The items Bank borrowings, due to customers and Securities outstanding, include the financial instruments (other than financial liabilities held for trading and recognized at their fair value) issued to raise funds from external sources. In particular, securities outstanding reflect bonds issued by Group companies and securities issued by the SPEs in relation to receivable securitization transactions.
These financial liabilities are recognized on the date of settlement at fair value, which is normally the amount collected or the issue price, less any transaction costs directly attributable to the financial liability. Subsequently, these instruments are recognized at their amortized cost, on the basis of the effective interest method. The only exception is short-term liabilities, as the time factor is negligible, which continue to be recognized on the basis of the amount collected.
Financial liabilities are unrecognized when they reach maturity or are extinguished. Derecognition takes place also in the presence of a buyback of previously issued securities. The difference between the carrying amount of the liability and the price paid to buy it back is recognized through profit or loss, item 100.d) “Gains (Losses) on buyback of financial liabilities”.

12.	Financial liabilities held for trading
Financial liabilities held for trading include mainly derivative contracts that are not designated as hedging instruments.
These financial liabilities are recognized initially at their fair value initially and subsequently until they are extinguished, with the exception of derivative contracts to be settled with the delivery of an unlisted equity instrument whose fair value cannot be determined reliably and that, as such, are recognized at cost.

13.	Insurance assets and liabilities
IFRS 4 defines insurance contracts as contracts under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder (or a party designated by the policyholder) if a specified uncertain future event (the insured event) adversely affects the policyholder.
The Group’s insurance activity concerns the reinsurance of life and non-life insurance policies sold by insurance companies to customers of consumer credit companies to protect the payment of the debt.
The items described below reflect, as prescribed by paragraph 2 of IFRS 4, the operating and financial effects deriving from the reinsurance contracts issued and held.
In essence the accounting treatment of such products calls for the recognition:

•
in items 150. “Net premiums” and 160. “Income (losses) from insurance activities” of the income statement, (i) of the premiums, which include the premiums written for the year following the issue of contracts, net of cancellations; (ii) changes in technical provisions, reflecting the variation in future obligations toward policyholders arising from insurance contracts; (iii) commissions for the year due to intermediaries; (iv) cost of claims, redemptions and expirations for the period;

•
in item 130. “Technical provisions”, on the liability side, of the obligations toward policyholders, calculated individually for every contract with the prospective method, on the basis of demographic/financial assumptions currently used by the industry;

•	in item 110. “Technical provisions ceded to reinsurers”, on the asset side, the obligations attributable to reinsurers.

14.	Other information
Employee Severance Fund

The FCA Bank Group has established different defined-benefit and defined-contribution pension plans, in line with the conditions and practices in the countries in which it carries out its activities.
In Italy, the Employee Severance Fund is treated as “post-employment benefits”, classified as:

•
“defined-contribution plan” for the severance amounts accrued to employees as of 1 January 2007 (effective date of Legislative Decree no. 252 on the reform of supplementary pension funds), both in case the employee exercised the option to allocate the sums attributable to him/her to supplementary pension funds and in case the employee opted for the allocation of these sums to INPS’s Treasury fund. For these sums, the amount accounted for as personnel expenses is determine on the basis of the contributions due without applying actuarial calculation methods;

•
“defined-benefit plan”, recognized on the basis of its actuarial value as determined by using the projected credit unit method, for the severance amounts accrued until 31 December 2006. These amounts are recognized on the basis of their actuarial value as determined by using the projected credit unit method. To discount these amounts to present value, the discount rate was determined on the basis of yields of bonds issued by prime corporates taking into account the average remaining duration of the liability, as weighted by the percentage of any payment and advance payment, for each payment date, in relation to the total amount to be paid and paid in advance until the full amount of the liability is extinguished.

Costs related to the employee severance fund are recognized in the income statement, item no. 180.a) “Administrative expenses: personnel expenses” and include, for the part relating to the defined-benefit plan (i) service costs related to companies with less than 50 employees; (ii) interest cost accrued for the year, for the defined-contribution part; (iii) the severance amounts accrued in the year and credited to either the pension funds or to INPS’s Treasury fund.
On the Statement of financial position, the “Employee severance fund” reflects the balance of the fund exiting at 31 December 2006, minus any payment made until 31 December 2015. Item 100 “Other liabilities” - “Due to social security institutions” shows the debt accrued at 31 December 2015 relating to the severance amounts payable to pension funds and INPS’s Treasury fund.
Actuarial gains and losses, reflecting the difference between the carrying amount of the liability and the present value of the obligation at year-end, are recognized through equity in the Valuation reserve, in accordance with IAS 19 Revised.

Revenue recognition
Revenues are recognized when they are collected or, in any case, when it is probable that future benefits will be received and they can be reliably quantified. In particular, interest income on receivables from customers from banks are classified under “Interest and similar income” and recorded on an accrual basis. In particular, interest on customer financing, commission income and interest receivable from banks are recognized as Interest and similar income deriving from loans to banks and customers and are recognized on the basis of amortized cost, using the effective interest rate method.
Commission and interest received or paid in relation to financial instruments are accounted for on an accruals basis. On the other hand, commissions considered in amortized cost to determine the effective rate of interest are recognized as interest.
Revenues from services are recognized when the services are rendered.
Dividends are recognized in the year in which their distribution is approved.
Cost recognition
Costs are recognized as they are incurred. Costs attributable directly to financial instruments measured at amortized cost and determinable since inception, regardless of when the relevant outlays take place, flow to the income statement via application of the effective interest rate.
Impairment losses are recognized as incurred.
Finance leases
Lease transactions are accounted for in accordance with IAS 17.

In particular, recognition of a lease agreement as a lease transaction is based on the substance that the agreement on the use of one or more specific assets and whether the agreement transfers the right to use such asset.
A lease is a finance lease if it transfers all the risks and benefits incidental to ownership of the leased asset; if it does not, then a lease is an operating lease.
For finance lease agreements where the FCA Bank Group acts as lessor, the assets provided under finance lease arrangements are reported as a receivable in the statement of financial position for a carrying amount equal to the net investment in the leased asset. All the interest payments are recognized as interest income (finance component in lease payments) in the income statement while the part of the lease payment relating to the return of principal reduces the value of the receivable.
Foreign currency transactions
Foreign currency transactions are entered, upon initial recognition, in the reference currency by applying to the foreign currency amount the exchange rate prevailing on the transaction date. At every interim and year-end reporting date, items originated in a foreign currency are reported as follows:

•	cash is converted at the exchange rate prevailing at year-end;

•	non-monetary items, recognized at historical cost, are converted at the exchange rate prevailing on the date of the transaction;

•	non-monetary items, recognized at fair value, are converted at the exchange rate prevailing at year-end.
Exchange rate differences arising from the settlement of monetary items and the conversion of monetary items at exchange rates other than the initial ones, or those used to translate the previous year’s accounts, are recognized in the income statement as incurred. When a gain or a loss related to a non-monetary item is recognized through equity, the exchange rate difference related to such item is also recognized through equity. By converse, when a gain or a loss is recognized through profit or loss, the exchange rate difference related to such item is also recognized through profit or loss.
Use of estimates
Financial reporting requires use of estimates and assumptions which might determine significant effects on the amounts reported in the Statement of financial position and in the Income statement, as well as the disclosure of contingent assets and liabilities. The preparation of these estimates implies the use of the information available and subjective assessments, based on historical experience, used to make reasonable assumptions to record the transactions. By their nature, the estimates and assumptions used may vary from one year to the next and, as such, so may the carrying amounts in the following years, significantly as well, as a result of changes in the subjective assessments made.
The main cases where subjective assessments are required include:

•	quantification of losses on loans and receivables, investments and, in general, on financial assets;

•	evaluation of the recoverability of goodwill and other intangible assets;

•	quantification of employee provisions and provisions for risks and charges;

•	estimates and assumptions on the recoverability of deferred tax assets.
The estimates and assumptions used are periodically and regularly checked by the Group. Variations in actual circumstances could require that those estimates and assumptions are subsequently adjusted. The impacts of any changes in estimates and assumptions are recognized directly in profit or loss in the period in which the estimates are revised, if the revision impacts only that period, or also in future periods, if the revision impacts both the current and future periods.
Following are the key considerations and assumptions made by management in applying IFRS and that could have a significant impact on the amounts recognized in the consolidated financial statements or where there is significant risk of a material adjustment to the carrying amounts of assets and liabilities during a subsequent financial period.

•	Recoverability of deferred tax assets

At 31 December 2015, the Group had deferred tax assets on deductible temporary differences and theoretical tax benefits arising from tax loss carryforwards. The Group has recorded this amount because it believes that it is likely to be recovered.
In determining this amount, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in the preceding paragraph on the recoverable amount of non-current assets.
Moreover, the contra accounts that have been recognized are considered to be sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking account of the fact that the net deferred assets so recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a situation in which the time needed to exit from the crisis and for an economic recovery to occur extends beyond the horizon implicit in the above-mentioned estimates.

•	Pension plans and other post-employment benefits
Employee benefit liabilities with the related assets, costs and net interest expense are measured on an actuarial basis, which requires the use of estimates and assumptions to determine the net liabilities or net assets.
The actuarial method takes into consideration parameters of a financial nature such as the discount rate and the expected long term rate of return on plan assets, the growth rate of salaries and the growth rates of health care costs as well as the likelihood of potential future events by using demographic assumptions such as mortality rates, dismissal or retirement rates.
In particular, the discount rates selected are based on yields curves of high quality corporate bonds in the relevant market. The expected returns on plan assets are determined considering various inputs from a range of advisors concerning long-term capital market returns, inflation, current bond yields and other variables, adjusted for any specific aspects of the asset investment strategy. Salary growth rates reflect the Group’s long-term actual expectation in the reference market and inflation trends. Trends in health care costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends.
Changes in any of these assumptions may have an effect on future contributions to the plans.

•	Contingent liabilities
The Group makes provisions for pending disputes and legal proceedings when it is considered probable that there will be an outflow of funds and when the amount of the losses arising therefrom can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes. The Group is the subject of legal and tax proceedings covering a range of matters which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds which will result from such disputes. Moreover, the cases and claims against the Group often derive from complex and difficult legal issues which are subject to a different degree of uncertainty, including the facts and circumstances of each particular case, the jurisdiction and the different laws involved. In the normal course of business the Group monitors the stage of pending legal procedures and consults with legal counsel and experts on legal and tax matters. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments of the proceedings under way.
A.3 - Information on transfers between portfolios of financial assets
In 2015 no inter-portfolio transfers were made.

A.4 - Information on fair value
According to IFRS 13, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). IFRS 7 introduces instead the definition of “fair value hierarchy”. This standard calls for fair value to be determined in accordance with a three-level hierarchy based on the significance of the inputs used in such measurement. The objective is to set the price at which the asset can be sold.

The three levels are as follows:
a) Level 1 (L1): quoted prices (without adjustments) in an active market - as defined by IAS 39 - for the assets and liabilities to be measured;
b) Level 2 (L2): inputs other than quoted market prices included within Level 1 that are observable either directly (prices) or indirectly (derived from prices) in the market;
c) Level 3 (L3): inputs that are not based on observable market data.

Below, the methods adopted by the Company to determine fair value are illustrated:

Financial instruments classified as (L1), whose fair value is their market price (securities traded in an active market), refer to:

•	Austrian government bonds purchased by the Austrian subsidiary, quoted in regulated markets (Caption: assets held to maturity);

•	Bonds issued by the subsidiaries in Ireland, Poland and Switzerland under, the Euro Medium Term Notes programmer and listed in regulated markets (Caption: bonds outstanding);

•	Bonds issued in connection with securitization transactions, placed with the public or with private investors, by different Group entities (Caption: bonds outstanding).

For listed bonds issued in connection with securitization transactions, reference to prices quoted by Bloomberg.

Financial assets and liabilities classified as (L2), whose fair value is determined by using inputs other than quoted market prices that are observable either directly (prices) or indirectly (derived from prices) in the market, refer to:

•	OTC trading derivatives to hedge securitization transactions,

•	OTC derivatives entered into to hedge Group companies’ receivables,

•	trade receivable portfolio (Caption: Receivables),

•	borrowings,

•	bonds issued in connection with securitization transactions, placed with the public or with private investors, by different Group entities.

Derivatives are measured by discounting their cash flows at the rates plotted on the yield curves provided by Bloomberg. Receivables and payables are measured in the same way.

Bonds outstanding reflect the prices published by Bloomberg. For unlisted bonds reference is made to quoted prices for comparable transactions.
In accordance with IFRS 13, to determine fair value, the FCA Bank Group considers default risk, which includes changes in the creditworthiness of the entity and its counterparties.

In particular:

•
a CVA (Credit Value Adjustment) is a negative amount that takes into account scenarios in which the counterparty fails before the company and the company has a positive exposure to the counterparty. Under these scenarios, the company incurs a loss equal to the replacement value of the derivative;

•
a DVA (Debt Value Adjustment) is a positive amount that takes into account scenarios in which the company fails before the counterparty and the company has a negative exposure to the counterparty. Under these scenarios, the company obtains a gain for an amount equal to the replacement cost of the derivative.

For listed bonds issued in connection with private securitization transactions, reference is provided by prime banks active in the market taking as reference equivalent transactions, or made to the nominal value of the bonds or the fair value attributed by the banking counterparty that subscribed to them.

The Group uses measurement methods (mark to model) in line with those generally accepted and used by the market. Valuation models are based on the discount of future cash flows and the estimation of volatility; they are reviewed both when they are developed and from time to time, to ensure that they are fully consistent with the objectives of the valuation.

These methods use inputs based on prices prevailing in recent transactions on the instrument being measured and/or prices/quotations of instruments with similar characteristics in terms of risk profile.

A.4.5 FAIR VALUE HIERARCHY

A.4.5.1 Assets an liabilities measure at fair value on a recurring basis: breakdown by fair value levels

Financial Assets/Liabilities measured at fair value	12/31/2015			12/31/2014
	L1	L2	L3	L1	L2	L3
1. Financial assets held for trading	0	2,993	0	0	13,155	0
2. Financial assets at fair value through P&L	0	0	0	0	0	0
3. Available for sale financial assets	0	0	0	0	0	0
4. Hedging derivative assets	0	95,842	0	0	83,603	0
5. Property, plant and equipment	0	0	0	0	0	0
6. Intangible assets	0	0	0	0	0	0
Total		98,835	0	0	96,758	0
1. Financial liabilities held for trading	0	8,004	0	0	16,140	0
2. Financial liabilities at fair value through P&L	0	0	0	0	0	0
3. Hedging derivative liabilities	0	61,403	0	0	80,818	0
Total	0	69,407	0	0	96,958	0

L1 = Livello 1
L2 = Livello 2
L3 = Livello 3

A.4.5.4 Assets and liabilities not measured at fair value or measured at fair value on a non-recurring basis: distributions for levels of fair value

Assets/Liabilities not measured at fair value or measured at fair value on a non recurring- basis	31/12/2015				31/12/2014
	BV	L1	L2	L3	BV	L1	L2	L3
1. Held-to-maturity investments	9,682	10,512	0	0	9,715	10,631	0	0
2. Loans and receivables with banks	1,333,338	0	1,303,308	0	736,050	0	736,050	0
3. Loans and receivables with customers	15,453,854	0	15,501,977	0	13,842,958	0	13,902,064	0
4. Available for sale financial assets	0	0	0	0	0	0	0	0
5. Non current assets classified as held for sale	0	0	0	0	0	0	0	0
Total	16,796,874	10,512	16,805,285	0	14,588,723	10,631	14,638,114	0
1. Deposits from banks	6,779,283	0	7,109,280	0	5,817,147	0	5,804,105	0
2. Deposits from customers	319,000	0	365,454	0	199,221	0	214,776	0
3. Debt certificates including bonds	8,244,250	5,744,121	2,526,157	0	7,069,598	4,186,488	2,961,896	0
4. Liabilites included in disposal group classified as hfs	0	0	0	0	0	0	0	0
Total	15,342,533	5,744,121	10,000,891	0	13,085,966	4,186,488	8,980,777	0

VB = Valore di bilancio
L1 = Livello 1
L2 = Livello 2
L3 = Livello 3

A.5 - Information about “day one profit/loss”
IFRS 7, Paragraph 28 regulates the particular case in which, in the event that the purchase of a financial instrument calculated at fair value but not listed in market, the transaction cost, that generally represent the best estimate at fair value in an initial basis, diverges to the fair value determined with the evaluative techniques adopted by the entity.
In this case an evaluative profit/loss is realized and an adequate informative note for class of financial instrument must be provided at the purchase place.

PART B - INFORMATION ON THE CONSOLIDATED BALANCE SHEET
ASSETS
Section 1 - Cash and cash equivalents - Item 10
This item includes cheques, cash and cash equivalent items.

1.1 Cash and cash balances
	31/12/2015	31/12/2014
a) Cash	21	22
b) Demand deposits with Central banks	0	0
Total	21	22

Section 2 - Financial assets held for trading - Item 20

2.1 Financial assets held for trading: product breakdown

Items/Values	31/12/2015			31/12/2014
	L1	L2	L3	L1	L2	L3
A. Balance-sheet assets
1. Debt securities	0	0	0	0	0	0
1.1 Structured securities	0	0	0	0	0	0
1.2 Other	0	0	0	0	0	0
2. Equity instruments	0	0	0	0	0	0
3. Units in investment funds	0	0	0	0	0	0
4. Loans	0	0	0	0	0	0
4.1 Repos	0	0	0	0	0	0
4.2 Other	0	0	0	0	0	0
Total (A)	0	0	0	0	0	0
B. Derivative instruments
1. Financial derivatives:	0	2,993	0	0	13,155	0
1.1 Trading	0	2,993	0	0	13,155	0
1.2 Related to fair value option assets / liabilities	0	0	0	0	0	0
1.3 Other	0	0	0	0	0	0
2. Credit derivatives:	0	0	0	0	0	0
2.1 Trading	0	0	0	0	0	0
2.2 Related to fair value option assets / liabilities	0	0	0	0	0	0
2.3 Other	0	0	0	0	0	0
Total (B)	0	2,993	0	0	13,155	0
Total (A+B)	0	2,993	0	0	13,155	0

L1 = Level 1
L2 = Level 2
L3 = Level 3

This item includes the positive valuation of financial derivative instruments related to the securitization transactions, which were entered into with the banks involved in such transactions.

2.2 Financial instruments held for trading: breakdown by debtors/issuers

Items/Values	31/12/2015	31/12/2014
A. Financial assets (non-derivatives)
1. Debt securities	0	0
a) Governments and central banks	0	0
b) Other public-sector entities	0	0
c) Banks	0	0
d) Other issuers	0	0
2. Equity instruments	0	0
a) Banks	0	0
b) Other issuers:	0	0
- Insurance companies	0	0
- Financial companies	0	0
- Non-financial companies	0	0
- Other	0	0
3. Units investment funds	0	0
4. Loans	0	0
a) Governments and Central Banks	0	0
b) Other public-sector entities	0	0
c) Banks	0	0
d) Other issuers	0	0
Total A	0	0
B. Derivative instruments
a) Banks	2,993	13,155
- Fair value	2,993	13,155
b) Customers	0	0
- Fair value	0	0
Total B	2,993	13,155
Total (A+B)	2,993	13,155

Section 3 - Financial assets measured at fair value - Item 30
The Group doesn’t hold financial assets though fair value.
Section 4 - Financial assets held for sale - Item 40
This item reflects the net amount of equity instruments underwritten in 2009 by FCA Bank S.p.A., for a total of €639 thousand, in connection with the restructuring of a dealer’s payables. This amount was written off in 2009.
Section 5 - Financial assets held for maturity - Item 50

5.1 Held-to-maturity investments: product breakdown

	Total				Total
	31/12/2015				31/12/2014
	BV	FAIR VALUE			BV	FAIR VALUE
		L1	L2	L3		L1	L2	L3
1. Debts securities	9,682	10,512	0	0	9,715	10,631	0	0
- structured	0	0	0	0	0	0	0	0
- other	9,682	10,512	0	0	9,715	10,631	0	0
2. Loans	0	0	0	0	0	0	0	0

BV = Book Value

5.2 Held-to-maturity investments: breakdown by issuer/borrower

Type of transaction / Values	31/12/2015	31/12/2014
1. Debt securities	9,682	9,715
a) Governments and central banks	9,682	9,715
b) Other public-sector entities	0	0
c) Banks	0	0
d) Other issuers	0	0
2. Loans	0	0
a) Governments and central banks	0	0
b) Other public-sector entities	0	0
c) Banks	0	0
d) Other entities	0	0
Total	9,682	9,715
Total FV	0	0

This item includes in bond issued by the Austrian government and held by FGA Bank GmbH (Austria) and bond held by Fiat Bank Polska S.A.; these are deposits required by the local Central Bank.

Section 6 - Loans to banks - Item 60

6.1 Loans and receivables with banks: product breakdown

Type of transaction / Values	Total		31/12/2015		Total		31/12/2014
	BV	FV			BV	FV
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
A. Loans to Central Banks	23,036	0	23,036	0	15,470	0	15,470	0
1. Time deposits	21,155	X	X	X	11,410	X	X	X
2. Compulsory reserves	1,582	X	X	X	957	X	X	X
3. Repos	0	X	X	X	0	X	X	X
4. Other	299	X	X	X	3,103	X	X	X
B. Loans to banks	1,310,302	0	1,301,300	0	746,193	0	746,193	0
1. Loans	1,310,302	0	1,301,300	0	746,193	0	746,193	0
1.1 Current accounts and demand deposits	861,995	X	X	X	668,030	X	X	X
1.2 Time deposits	223,985	0	0	0	78,163	0	0	0
1.3 Other loans:	224,322	X	X	X	0	X	X	X
- Repos	210,669	X	X	X	0	X	X	X
- Finance leases	0	X	X	X	0	X	X	X
- Other	13,653	X	X	X	0	X	X	X
2. Debts securities	0	0	0	0	0	0	0	0
2.1 Structured	0	X	X	X	0	X	X	X
2.2 Other	0	X	X	X	0	X	X	X
Total	1,333,338	0	1,324,336	0	761,663	0	761,663	0

Bank deposits and current accounts include funds available on current accounts or deposited by SPEs totaling €519 million (Euro 398 million at 31 December 2014). Liquidity is restricted as per each relevant securitization contract. A breakdown by SPV is provided below:

SPV	31/12/2015	31/12/2014

A-Best Four Srl	28,228	49,485
A-Best Five SA		57
A-Best Seven Srl		31,582
A-Best Eight Plc		5,956
A-Best Nine Plc	43,403	46,201
A-Best Ten S.r.l.	40,704	43,684
A-Best Eleven S.r.l.	96,316
A-Best Twelve S.r.l.	78,079
Nixes Three Plc		27,228
Nixes Four Srl		5,169
Nixes Five Plc	43,495	32,849
Nixes Six Plc	94,891	73,136
Erasmus Finance Ltd	83,422	66,447
FCT Fast 2		16,136
FCT Fast 3	10,065
TOTAL	518,603	397,930

The securitisation transactions Nixes Three, A-Best Eight and Nixes Four ended in the first half of 2015, FCT Fast 2 ended on August 2015, in the same year four new securitisations started: A-Best Eleven, A-Best Twelve, A-Best.Thirteen and FAST 3.
The Liquidity Reserve is designed to meet any cash shortfalls for the payment of interest on senior securities and certain specific expenses.
The funds held in current accounts or as bank deposits are used for:
a. acquisition of new portfolio of receivables/loans;
b. repayment of notes;
c. payment of interest on “senior” notes;
d. SPE operating costs.

Bank deposits and current accounts also include short term deposits held temporarily with banks and year-end current account balances resulting from ordinary operating activities.

Section 7 - Loans to customers - Item 70

7.1 Loans and receivables with customers: product breakdown

Type of transaction/Values	Total			31/12/2015			Total			31/12/2014
	Book Value			Fair Value			Book Value			Fair Value
	Performing	Impaired		L1	L2	L3	Performing	Impaired		L1	L2	L3
		Purchased	Other					Purchased	Other
Loans	15,287,695	0	166,162	0	15,501,977	0	13,500,354	0	176,896	0	13,736,356	0
1. Current accounts	18,845	0	0	X	X	X	6,425	0	0	X	X	X
2. Repos	0	0	0	X	X	X	0	0	0	X	X	X
3. Mortgages	0	0	0	X	X	X	0	0	0	X	X	X
4. Credit cards and personal loans, incl. wage assignement loans	34,156	0	88	X	X	X	30,572	0	3,225	X	X	X
5. Financial leasing	2,319,725	0	32,814	X	X	X	1,948,150	0	15,878	X	X	X
6. Factoring	4,038,581	0	84,914	X	X	X	3,342,639	0	124,461	X	X	X
7. Other loans	8,876,388	0	48,346	X	X	X	8,172,568	0	33,332	X	X	X
Debts securities	0	0	0	0	0	0	0	0	0	0	0	0
8. Structured	0	0	0	X	X	X	0	0	0	X	X	X
9. Other	0	0	0	X	X	X	0	0	0	X	X	X
Total	15,287,695	0	166,162	0	15,501,977	0	13,500,354	0	176,896	0	13,736,356	0

L1 = Level 1
L2 = Level 2
L3 = Level 3

Factoring
This item includes:
•receivables arising from sales to the dealer network for €13.2 million factored on a non-recourse basis by the FCA Group; however, since this amount was in excess of the lines of credit available, the associated risk was not transferred to the factors;
•receivables arising from sales to the dealer network for €4,122.6 million, factored on a recourse basis to the commercial partners of companies of FCA Bank Group; of which, assets of SPE Fast 2 for €149 million, Fast 3 for 775.8 million, and Erasmus for €356.2 million, consolidated in accordance with IFRS 10; FGA Bank Germany GmbH (Germany), FC France S.A. (France) and FGA Capital Services Spain S.A. (Spain) are the originators of Erasmus securitisation transaction, FCA Bank S.p.A. the originator of Fast 2 and Fast 3.

Other loans
This item includes credit financing mainly concerns fixed installment car loans and personal loans.
The receivables comprise the amount of transaction costs/fees calculated in relation to the individual loans by including the following:

•	grants received in relation to promotional campaigns;

•	fees received from customers;

•	incentives and bonuses paid to the dealer network;

•	commissions on the sale of ancillary products.
Receivables include 4.103 million relating to SPEs for the securitisation of receivables, as reported in accordance with IFRS 10.

This item includes loans granted to the FCA Group dealer network to fund network development, commercial requirements in handling used vehicles and to meet specific short/medium term borrowing requirements.
The item include as well the loans to legal entity of retail business classify in this item in accordance with the definition of Bank of Italy of consumer credit.

7.2 Loans and receivables with customers: breakdown by issuer / borrower

Type of transaction / Values	31/12/2015			31/12/2014
	Bonis	Impaired		Bonis	Impaired
		Purchased	Other		Purchased	Other
1. Debt securities issued by	0	0	0	0	0	0
a) Governments	0	0	0	0	0	0
b) Other public-sector Entities	0	0	0	0	0	0
c) Other issuers	0	0	0	0	0	0
- non-financial companies	0	0	0	0	0	0
- financial companies	0	0	0	0	0	0
- insurance companies	0	0	0	0	0	0
- other	0	0	0	0	0	0
2. Loans to:	15,287,691	0	166,163	13,500,354	0	176,896
a) Governments	4	0	0	32	0	0
b) Other public-sector Entities	462	0	0	44	0	0
c) Other entities	15,287,225	0	166,163	13,500,278	0	176,896
- non-financial companies	7,843,361	0	136,431	5,077,051	0	133,739
- financial companies	69,526	0	90	189,288	0	0
- insurance companies	63	0	0	281	0	10
- other	7,374,275	0	29,642	8,233,658	0	43,147
Total	15,287,691	0	166,163	13,500,354	0	176,896

7.4 Financial Leasing

Maturity Range	Total 2015						Total 2014
	Non performing assets	MINIMUM PAYMENTS			GROSS INVESTMENTS		Non performing assets	MINIMUM PAYMENTS			GROSS INVESTMENTS
		Principal		Interest		Of which unsecured residual amount		Principal		Interest		Of which unsecured residual amount
			Of which secured residual amount						Of which secured residual amount

- on demand	469	1,551		529	2,021	0	132	3,537	3,815	327	3,669	0
- up to 3 months	8,610	157,789		11,677	166,398	0	7,662	221,728		37,240	229,390	0
- between 3 months and 1 year	2,913	484,700		4,892	487,612	0	2,518	497,512		116,974	500,030	0
- between 1 and 3 years	20,822	1,366,566		10,397	1,387,388	0	5,557	1,223,782		109,356	1,229,339	0
- over 5 years	0	309,120		808	309,120	0	8	1,485		5,174	1,493	0
- unspecified maturity				0	0	0				0	0	0

Total	32,814	2,319,726	0	28,303	2,352,540	0	15,877	1,948,044	3,815	269,071	1,963,921	0

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by hedging type and fair value hierarchy

	FV	31/12/2015		NV	FV	31/12/2014		NV
	L1	L2	L3	31/12/2015	L1	L2	L3	31/12/2014
A) Financial derivatives
1) Fair value	0	95,479	0	6,064,568	0	83,603	0	3,451,715
2) Cash flows	0	363	0	29,120	0	0	0	1,284
3) Net investment in foreign subsidiaries	0	0	0	0	0	0	0	0
B) Credit derivatives
1) Fair value	0	0	0	0	0	0	0	0
2) Cash flows	0	0	0	0	0	0	0	0
Total	0	95,842	0	6,093,688	0	83,603	0	3,452,999

L1 = Livello 1
L2 = Livello 2
L3 = Livello 3
VN= Valore nozionale

This item reflects the fair value of the derivative contracts entered into to hedge interest rate and exchange rate risks. The amounts include any interest accrued at year-end.

The notional amount of the cash flow hedge refers to the derivatives used to hedge the exposure to interest rate risk on long-term rental activities, whose fair value at year-end was €0.1 thousand.

8.2 Hedging derivatives: breakdown by hedged assets and risk

Transaction / Type of hedging	Fair value hedges						Cash-flow hedges		Net Investments on foreign subsidiaries
	Micro					Macro	Micro	Macro
	Interest rate risk	Currency risk	Credit risk	Price risk	Multiple risk
1. Available-for-sale financial instruments	0	0	0	0	0	0	0	x	x
2. Loans and receivables	0	0	0	0	0	0	0	x	x
3. Held-to-maturity investments	x	0	0	0	0	0	0	x	x
4. Portfolio	x	5,953	0	0	x	0	x	0	x
5. Others	0	0	0	0	0	0	0	x	0
Total assets	0	5,953	0	0	0	0	0	0	0
1. Financial liabilities	89,526	0	0	x	0	x	0	x	x
2. Portfolio	x	x	x	x	x	0	x	0	x
Total liabilities	89,526	0	0	0	0	0	0	0	0
1. Highly probable transactions	x	x	x	x	x	x	0	x	x
2. Financial assets and liabilities portfolio	x	x	x	x	x	0	x	363	0

The generic column shows the amount of derivative instruments used to hedge the retail receivable portfolio. Such instruments have been accounted for as fair value hedges (macrohedge). The cash flow hedges refer to derivative instruments hedging interest rate risk. Such instruments, which are used for long-term rental activities, are accounted for as cash flow hedges.

Section 9 - Value adjustment of financial assets subject to macro-hedge - Voce 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

Fair value of hedged assets / values	31/12/2015	31/12/2014
1. Positive fair value changes	48,125	59,106
1.1 of specific portfolios:	0	0
a) loans and receivables	0	0
b) available for sale financial instruments	0	0
1.2 overall	48,125	59,106
2. Negative fair value changes	0	0
2.1 of specific portfolios:	0	0
a) loans and receivables	0	0
b) available for sale financial instruments	0	0
2.2 overall	0	0
Total	48,125	59,106

This item includes the changes in value of the receivables underlying the hedging instruments accounted for as fair value hedges (macrohedge).

9.2 Assets amount of money hedged under macro-hedge relationship: breakdown

Hedged assets	31/12/2015	31/12/2014
1. Loans and receivables	8,492,394	6,714,264
2. Available-for-sale financial assets	0	0
3. Portfolio	0	0
Total	8,492,394	6,714,264

Section 10 - Equity Investments - Item 100

1. Equity Investments: informations on shareholders equity

Name	Manin office	Type of relationship	Ownership relationship
			held by	Holding %
Companies under significant influence
1 CODEFIS SCPA	Turin, Italy		FCA Bank	30%
2 CAR CITY CLUB	Turin, Italy		Leasys	33%
Others
5 SIRIO -SICUREZZA INDUSTRIALE	Turin, Italy		FCA Bank	0.13%
4 CAR CITY CLUB	Turin, Italy		FCA Bank	0.22%
5 SIRIO -SICUREZZA INDUSTRIALE	Turin, Italy		Leasys	0.13%
6 OSEO	Paris, France		FC France	0.003%

Section 11 - Insurance reserves attributable to reinsurers - Item 110

11.1 Reinsured portion of technical reserves: breakdown

	31/12/2015	31/12/2014
A. Non-life business	10,231	13,351
A1. Provision for unearned premiums	7,316	9,635
A2. Provision for outstanding claims	2,216	2,828
A3. Other insurance provisions	699	888
B. Life business	12,154	20,656
B1. Mathematical provisions	8,735	16,320
B2. Provision for outstanding claims	2,381	2,584
B3. Other insurance provisions	1,038	1,752
C. Provision for policies where the investment risk is borne by the policyholders	0	0
C1. Provision for policies where the performance is connected to investment funds and market indices	0	0
C2. Provision for pension funds	0	0
D. Total amounts ceded to reinsurers from insurance reserves	22,385	34,007

Section 12 - Property, plant and equipment - Item 120

12.1 Property, plant and equipment used in the business: breakdown of assets carried at cost

Activities/Values	Total	Total
	31/12/2015	31/12/2014
1.1 Owned assets	1,167,595	1,040,798
a) lands	0	0
b) buildings	0	0
c) office furniture and fitting	4,703	4,643
d) electronic system	278	652
e) other	1,162,614	1,035,503
1.2 Leased assets	746	776
a) lands	0	0
b) buildings	0	0
c) office furniture and fitting	0	0
d) electronic system	0	0
e) other	746	776
Total	1,168,341	1,041,574

12.5 Tangible assets used in the business: annual changes

Activities/Values	Land	Buildings	Furniture	Electronic systems	Other	Total
A. Gross opening balance	0	0	45,753	1,719	1,639,074	1,686,546
A.1 Total net reduction value	0	0	(41,110)	(1,067)	(602,795)	(644,972)
A.2 Net opening balance	0	0	4,643	652	1,036,279	1,041,574
B. Increase	0	0	2,381	752	607,662	610,795
B.1 Purchase	0	0	2,246	715	604,208	607,169
B.2 Capitalised expenditure on improvements	0	0	0	0	0	0
B.3 Write-backs	0	0	0	0	213	213
B.4 Posit. changes in fair value allocated to:	0	0	0	0	0	0
- a) net equity	0	0	0	0	0	0
- b) profit & loss	0	0	0	0	0	0
B.5 exchange difference (+)	0	0	135	37	2,380	2,552
B.6 Transfer from investment properties	0	0	0	0	0	0
B.7 Other adjustment	0	0	0	0	861	861
C. Decreases	0	0	2,321	1,126	480,581	484,028
C.1 Sales	0	0	567	994	218,460	220,021
C.2 Amortization	0	0	1,760	258	249,789	251,807
C.3 Impairment losses allocated to:	0	0	0	0	7,417	7,417
- a) net equity	0	0	0	0	0	0
- b) profit & loss	0	0	0	0	7,417	7,417
C.4 Negat.changes in fair value allocated to:	0	0	0	0	0	0
- a) net equity	0	0	0	0	0	0
- b) profit & loss	0	0	0	0	0	0
C.5 exchange difference (-)	0	0	2	0	5	7
C.6 Transfers to:	0	0	0	0	0	0
- a) held-for-sales investments	0	0	0	0	0	0
- b) assets classified as held-for-sales	0	0	0	0	0	0
C.7 Other adjustment	0	0	(8)	(126)	4,910	4,776
D. Net closing balance	0	0	4,703	278	1,163,360	1,168,341
D.1 Total net write-down	0	0	(42,075)	(1,237)	(587,714)	(631,026)
D.2 Final gross balance	0	0	46,778	1,515	1,751,074	1,799,367
E. Carried at cost	0	0	0	0	0	0

12.6 Tangible assets : annual changes - Operating Lease
	Total
	Land	Building	Forniture	Electronic equipment	Others
A. Opening balance	0	0	0	0	1,025,182
B. Increases	0	0	0	0	599,076
B.1 Purchases	0	0	0	0	596,733
B.2 Capitalised expenditure on improvements	0	0	0	0	0
B.3 Increases in fair value	0	0	0	0	0
B.4 Write backs	0	0	0	0	0
B.5 Positive exchange differences	0	0	0	0	2,343
B.6 Transfer from properties used in the business	0	0	0	0	0
B.7 Other changes	0	0	0	0	0
C. Reductions	0	0	0	0	669,634
C.1 Disposals	0	0	0	0	412,442
C.2 Depreciation	0	0	0	0	250,005
C.3 Negative changes in fair value	0	0	0	0	0
C.4 Impairment losses	0	0	0	0	7,182
C.5 Negative exchange difference	0	0	0	0	5
C.6 Transfers to	0	0	0	0	0
a) properties used in the business	0	0	0	0	0
b) non current assets classified ad held for sale	0	0	0	0	0
C.7 Other changes	0	0	0	0	0
D. Closing balance	0	0	0	0	954,624
E. Measured at fair value	0	0	0	0	0

Item	Total	Total
	31/12/2015	31/12/2014
Unopted assets	881	917
Assets returned after termination	8,758	3,815
Other assets	0	4,920
1) Total: Financial lease	9,639	9,652
Assets provided under operating leases	954,624	1,025,182
1) Total: Operating lease	954,624	1,025,182
Total	964,263	1,034,834

Section 13 - Intangible assets - Item 130

13.1 Intangible assets: breakdown - Item 130

Activities/Values	31/12/2015		31/12/2014
	Finite life	Indefinite life	Finite life	Indefinite life
A.1 Goodwill	x	180.338	x	180,338
A.1.1 Attributable to the Group	x	180.338	x	180,338
A.1.2 Attributable to minorities	x	0	x	0
A.2 Other intangible assets	37,579	0	37,169	0
A.2.1 Assets valued at cost:	37,579	0	37,169	0
a) Intangible assets generated internally		0		0
b) Other assets		0		0
A.2.2 Assets valued at fair value:	0	0	0	0
a) Intangible assets generated internally	0	0	0	0
b) Other assets	0	0	0	0
Total	37,579	180,338	37,169	180,338

The item “Goodwill” includes €78.4 million relating to the Italian subsidiary Leasys S.p.A. and €101.9 million arising on the reorganization of the FCA BANK Group occurred in 2006 and 2007. In particular:

•
€50.1 million relate to the recognition - by the subsidiary Fidis Servizi Finanziari S.p.A., which merged into the Holding FCA Bank on March 1st, 2008 - of goodwill arising on the transfer of the “Network finance and other financing” business and the acquisition of the “Holding Division” from Fidis S.p.A.;

•	€36.8 million relate to the first-time consolidation of certain European companies engaged in dealer financing;

•	€15 million relate to the first-time consolidation of the Fidis Servizi Finanziari S.p.A. Group, which was eventually merged into the parent Company.
The item “Other intangible assets” mainly refers to:

•	licenses and software of the subsidiary Leasys S.p.A. for €15.7 million and of the parent company, FCA Bank, for €15.1 million;

•	royalties for €1.4 million.

Impairment test of goodwill
According to IAS 36 - Impairment of Assets, goodwill must be tested for impairment every year to determine its recoverable amount. Therefore, on every reporting date the Group tests goodwill for impairment, estimating the relevant recoverable amount and comparing it with its carrying amount to determine whether the asset is impaired.

Definition of CGUs
To test goodwill for impairment - considering that goodwill generates cash flows only in combination with other assets - it is necessary first of all to attribute it to an organizational unit that enjoys relative operational autonomy and is capable of generating cash flows. Such cash flows must be independent of other areas of activity but interdependent within the organizational unit, which is aptly defined as cash generating unit (CGU).
IAS 36 suggests that it is necessary to correlate the level at which goodwill is tested with the level of internal reporting at which management checks any positive or negative change in goodwill. The definition of this level depends solely on the organizational models and the attribution of management responsibilities over the direction of the operational activity and the relevant monitoring.
For FCA Bank Group, the CGU relevant for goodwill allocation are identified in Dealer Financing business unit and Leasys S.p.A. business.

The CGU’s carrying amount
The carrying amount of a CGU must be determined consistently with the criteria guiding the estimation of its recoverable amount.
From the standpoint of a banking firm, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these result the firm’s core business. Following this approach (i.e. “equity valuation”), the carrying amount of the CGU can be determined in terms of free cash flow to consolidated equity, including non-controlling interests.

Criteria to estimate the value in use of a CGU
The value in use of the CGUs was determined by discounting to present value their expected cash flows over a five-year forecast period. The cash flow of the fifth year was assumed to grow in perpetuity (at a rate indicated with the notation “g”, to determine terminal value. The growth rate “g” was set on the basis of a consistent medium-term rate of inflation in the euro zone).

From the standpoint of a banking/financial company, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these arise from the company’s core business. In other words, the recoverable amount of the CGUs is affected by the above cash flows and, as such, must include also financial assets/liabilities. Accordingly, these assets and liabilities must be allocated to the CGU of reference.
In light of the above, it would be rather fair to say that the cash flows of the individual CGUs are equivalent to the earnings generated by the individual CGUs. Accordingly, it was assumed that the free cash flow (FCF) corresponds to the Net Profit of a CGU under valuation.

Determining the discount rate to calculate the present value of cash flows
In determining value in use, cash flows were discounted to present value at a rate that reflects current considerations on market trends, the time value of money and the risks specific to the business.
The discount rate used - given that it was a financial firm - was estimated solely in terms of equity valuation, that is considering only the cost of capital (Ke), in keeping with the criteria to determine cash flows that, as already shown, include also the inflows and outflows associated with financial assets and liabilities.

The cost of capital was then calculated by using the Capital Asset Pricing Model (CAPM). Based on this model, cost of capital is calculated as the sum of a risk-free return and a risk premium which, in turn, depends on the risk specific to the business (such risk reflecting both industry risk and country risk).

Results of the impairment test
Goodwill was tested for impairment on the reporting date, without any impairment loss.
In particular, for the Dealer Financing line the test was performed by adopting the definition of CGU described above.
The underlying assumptions to calculate the recoverable amounts of the CGUs reflect past experience and earnings forecasts approved by the competent corporate bodies and officers and are consistent with external sources of information, particularly:

•	the discount rate of 10,19% was calculated as cost of capital, considering a risk-free interest rate of 0.55%, a risk premium for the company of 7.65% and a beta of 1.26;

•	the estimated growth rate was 1.7%.
Sensitivity analysis has been done, by simulating a change in significant parameters such as an increase in the discount rate up to 1% or a decrease in the growth rate “g”. After such analysis the recoverable amount is confirmed to be higher than carrying amount.

13.2 Intangible assets: annual changes
	Goodwill	Other intangible assets: generated internally		Other intangible assets:		Total
		Finite	indefinite	Finite	indefinite
A. Gross opening balance	226,336	20,768	0	181,180	0	428,284
A.1 Total net reduction in value	(45,998)	(19,362)	0	(145,417)	0	(210,777)
A.2 Net opening balance	180,338	1,406	0	35,763	0	217,507
B. Increases	0	18,428	0	10,382	0	28,810
B.1 Purchases	0	891	0	7,597	0	8,488
B.2 Increases in intangible assets generated internally	x	17,536	0	2,745	0	20,281
B.3 Write-backs	x	0	0	0	0	0
B.4 Increases in fair value:	0	0	0	0	0	0
- net equity	x	0	0	0	0	0
- profit & loss	x	0	0	0	0	0
B.5 Positive exchange differences	0	1	0	40	0	41
B.6 Other changes	0	0	0	0	0	0
C. Reductions	0	513	0	27,883	0	28,396
C.1 Disposals	0	(46)	0	4,353	0	4,307
C.2 Write-downs	0	558	3	5,531	0	6,092
- Amortization	x	558	3	5,531	0	6,092
- Write-downs	0	0	0	0	0	0
+ in equity	x	0	0	0	0	0
+ profit & loss	0	0	0	0	0	0
C.3 Reduction in fair value	0	0	0	0	0	0
- in equity	x	0	0	0	0	0
- through profit or loss	x	0	0	0	0	0
C.4 Transfers to non-current assets held for sale	0	0	0	0	0	0
C.5 Negative exchange differences	0	1	0	0	0	1
C.6 Other changes	0	0	(3)	17,999	0	17,996
D. Net closing balance	180,338	19,321	0	18,262	0	217,921
D.1 Total net reduction in value	(45,998)	(22,121)	0	(148,402)	0	(216,521)
E. Closing balance	226,336	41,442	0	166,664	0	434,442
F. Carried at cost	180,338	1,785	0	35,794	0	217,917

Section 14 - Tax Assets and Tax Liabilities - Assets Item 140 and Liabilities Item 80

14.1 Deferred tax assets: breakdown
	31/12/2015	31/12/2014
- Balancing to the P&L	164,270	165,811
- Balancing to the Net equity	2,992	3,519
Total	167,262	169,330

14.2 Deferred tax liabilities: breakdown
	31/12/2015	31/12/2014
- Balancing to the profit and loss	63,155	46,048
- Balancing to the net equity	0	0
Total	63,155	46,048

14.3 Deferred tax assets: annual changes (balancing P&L)
	31/12/2015	31/12/2014
1. Opening balance	165,811	150,856
2. Increases	44,043	36,542
2.1 Deferred tax assets of the year	43,205	36,288
a) relating to previous years	2,012	0
b) due to change in accounting policies	0	0
c) write-backs	0	0
d) other (creation of temporary differences, use of TLCF)	41,193	36,288
2.2 New taxes or increases in tax rates	0	0
2.3 Other increases	838	254
3. Decreases	45,583	21,587
3.1 Deferred tax assets unrecognized in the year	45,409	21,357
a) reversals of temporary differences	45,409	21,357
b) write-downs of non-recoverable items	0	0
c) change in accounting policies	0	0
d) other	0	0
3.2 Reduction in tax rates	0	0
3.3 Other decreases	174	230
a) conversion into tax credit under L. 214/2011	0	0
b) others	174	230
4. Final amount	164,271	165,811

14.4 Deferred tax liabilities: annual changes (balancing P&L)
	31/12/2015	31/12/2014
1. Opening balance	46,048	45,467
2. Increases	22,003	6,148
2.1 Deferred tax liabilities of the year	21,554	6,117
a) relating to previous years	64	-
b) due to change in accounting policies	-	-
c) other	21,490	6,117
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	449	31
3. Decreases	4,896	5,567
3.1 Deferred tax liabilities derecognised in the year	4,861	5,519
a) reversals of temporary differences	4,861	5,519
b) due to change in accounting policies	-	-
c) other	-	-
3.2 Reductions in tax rates	-	-
3.3 Other decreases	35	48
4. Final amount	63,155	46,048

14.5 Deferred tax assets: annual changes ( balancing Net Equity)
	31/12/2015	31/12/2014
1. Opening balance	3,519	3,256
2. Increases	329	288
2.1 Deferred tax assets of the year	306	263
a) relating to previous years	-	263
b) due to change in accounting principles	-	-
c) other (creation of temporary differences)	306	-
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	23	25
3. Decreases	856	25
3.1 Deferred tax assets derecognised in the year	856	-
a) reversals of temporary differences	856	-
b) writedowns of non-recoverable items	-	-
c) due to change in accounting principles	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	-	25
4. Final amount	2,992	3,519

This item includes deferred tax assets recognized through equity as calculated on the cash flow hedge reserve relating to the future cash flows of hedging derivatives and the fiscal effect on the AOCI reserve.

Section 16 - Other Assets - Item 160

16.1 Other assets: breakdown
Breakdown	31/12/2015	31/12/2014
1. Due from employees	4,099	3,581
2. Receivables arising from sales and services	235,773	297,022
3. Sundry receivables	132,760	71,925
receivables arising from insurance services	38,566	33,094
receivables in the process of collection	530	2,906
security deposits	2,074	2,228
reinsurance assets	45,841	31,093
other	45,534	2,604
4. Operating lease receivables	268,094	279,935
5. Consignment Stock	208,057	113,697
6. Accrued income	27,182	19,760
Total	875,961	785,920

The “Receivables arising from sales and services” include a total of €236 million due to FCA Italy by Leasys S.p.A. in connection with vehicles used in buybacks already invoiced.
The item “Receivables arising from insurance services” relates mainly to the Parent Company and the subsidiary Leasys S.p.A. and includes sums due from insurance companies for the payment of commissions.
The item “Receivables in the process of collection” refers to pending collection items, relating mainly to the Parent Company and the Italian subsidiary Leasys S.p.A..

“Reinsurance activities” relate to the Irish subsidiary.

“Receivables arising from operating leases” include lease payments billed but not yet collected from customers for a total of €150 million and the value of the vehicles purchased by the leasing companies under buyback arrangements with the seller - thus not accounted for as non-current assets - for a total of €96,7 million.

The item “Goods on consignment” reflects the value of the vehicles owned by FCA Dealer Services UK Ltd. and FCA Capital Danmark. These vehicles are held by FCA dealers in view of their sale.

LIABILITIES
Section 1 - Due to banks - Item 10

1.1 Deposits from banks: product breakdown
Type of transaction/Values	31/12/2015	31/12/2014
1. Deposits from central banks	1,001,508	-
2. Deposits from banks	6,649,086	6,788,256
2.1 Other current accounts and demand deposits	50,607	4,227,467
2.2 Time deposits	-	-
2.3 Loans	6,597,275	2,560,789
2.3.1 Repos	-	-
2.3.2 Other	6,597,275	2,560,789
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Other debt	1,204	-
Total	7,650,594	6,788,256
Fair value - level 1	-	-
Fair value - level 2	7,990,795	6,793,821
Fair value - level 3	-	-
Total Fair value	7,990,795	6,793,821

This item includes mainly borrowings from banks, of which €2,766 million from the Crédit Agricole Group at arm’s length.
In addition, this item includes interest accrued for €4 million.

1.4 Deposit from banks: liability items subjected to micro-hedging
	31/12/2015	31/12/2014
1. Liability items subject to micro-hedging of fair value	930,000	-
a) Interest rate risk	930,000	-
Total	930,000	-

Section 2 - Due to customers - Item 20

2.1 Deposits from customers. product breakdown

Type of transaction/Values	31/12/2015	31/12/2014
1. Current accounts and demand deposits	3,943	68,967
2. Time deposits including saving deposits with maturity	-	-
3. Loans	265,330	66,384
3.1 Repos	-	-
3.2 Other	265,330	66,384
4. Liabilities in respect of commitments to repurchase treasury shares	-	-
5. Others	184,528	34,031
Total	453,801	169,382
Fair value - level 1	-	-
Fair value - level 2	500,272	188,127
Fair value - level 3	-	-
Fair value	500,272	188,127

Other payables include:

•	security deposits by dealers for €35 million with the Parent Company and €149 million advances related to factoring with recourse.

•	Retail liabilities and security deposits privately issued in relation to the leasing.

Section 3 - Outstanding securities - Item 30

3.1 Debt securities in issue: product breakdown

Type of securities/Values		Total	31/12/2015			Total	31/12/2014
	Balance Sheet Value	Fair Value			Balance Sheet Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
A. Debts certificates including bonds
1. Bonds	8,243,528	5,744,121	2,525,435	0	7,068,805	4,186,488	2,961,103	0
1.1 structured	0	0	0	0	0	0	0	0
1.2 other	8,243,528	5,744,121	2,525,435	0	7,068,805	4,186,488	2,961,103	0
2. Other structured securities	722	0	722	0	793	0	793	0
2.1 structured	0	0	0	0	0	0	0	0
2.2 other	722	0	722	0	793	0	793	0
Total	8,244,250	5,744,121	2,526,157	0	7,069,598	4,186,488	2,961,896	0

3.3 Breakdown of item 30 Debt securities in issue subject to micro-hedging

	31/12/2015	31/12/2014
1. Securities subject to micro-hedging of fair value	5,161,650	3,221,824
a) Interest rate risk	5,161,650	3,221,824

The item “Other bonds” reflects: i) bonds issued by SPEs in connection with securitisation transactions, for a nominal amount of €3,081 million; (ii) bonds issued by three subsidiaries - FCA Capital Ireland, FCA Capital Suisse and Fiat Bank Polska - each for a nominal amount of 4,953 million, CHF 126 million and PLN 81 million, respectively.
This item includes also interest accrued as of 31 December 2015, which amounts to €1.6 million (€0.3 million at 31 December 2014) for bonds issued by SPEs and €51 million for the other bonds.

Section 4 - Financial liabilities held for trading - Item 40

4.1 Financial liabilities held for trading: product breakdown
Type of transaction/Values	31/12/2015					31/12/2014
	VN	FV			FV*	VN	FV			FV*
		L1	L2	L3			L1	L2	L3
A. Financial liabilities
1. Deposits from banks	-	-	-	-	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-	-	-	-	-
3. Debt securities	-	-	-	-	-	-	-	-	-	-
3.2 Bonds	-	-	-	-	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	x	-	-	-	-	x
3.1.2 Other bond	-	-	-	-	x	-	-	-	-	x
3.2 Other securities	-	-	-	-	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	x	-	-	-	-	x
3.2.2 Other	-	-	-	-	x	-	-	-	-	x
Total A	-	-	-	-	-	-	-	-	-	-
B. Derivative instruments
1. Financial derivatives	x	-	8,004	-	x	x	-	16,140	-	x
1.1 Trading	x	-	8,004	-	x	x	-	16,140	-	x
1.2 Related with fair value option	x	-	-	-	x	x	-	-	-	x
1.3 Other	x	-	-	-	x	x	-	-	-	x
2. Credits derivatives	x	-	-	-	x	x	-	-	-	x
2.1 Trading	x	-	-	-	x	x	-	-	-	x
2.2 Related with fair value option	x	-	-	-	x	x	-	-	-	x
2.3 Other	x	-	-	-	x	x	-	-	-	x
Total B	x	-	8,004	-	x	x	-	16,140	-	x
Total (A+B)	x	-	8,004	-	x	x	-	16,140	-	x

L1 = Level 1
L2 = Level 2
L3 = Level 3
VN = Notional
FV = fair value

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by hedging type and fair value
	Fair Value	31/12/2015		NV	Fair Value	31/12/2014		NV
	L1	L2	L3	31/12/2015	L1	L2	L3	31/12/2014
A. Financial derivatives	-	61,403	-	9,426,514	-	80,818	-	9,288,846
1) Fair value	-	53,920	-	8,639,424	-	70,973	-	8,367,312
2) Cash flows	-	7,483	-	787,090	-	9,845	-	921,534
3) Net investment in foreign subsidiaries	-	-	-	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-	-	-	-
1) Fair value	-	-	-	-	-	-	-	-
2) Cash flows	-	-	-	-	-	-	-	-
Total	-	61,403	-	9,426,514	-	80,818	-	9,288,846

L1 = Level 1
L2 = Level 2
L3 = Level 3
VN = Notional

This item reflects the fair value of the derivative contracts entered into to hedge interest rate risks and includes interest accrued as at year-end.
Changes in value in these contracts, according to the fair value method, are reported through profit and loss, in item 70 “Gains (losses) on hedging activities” of the income statement.

6.2 Hedging derivatives: breakdown by hedged items and risk type
Transaction/Type of Hedge	Fair Value						Cash flow		Net investments on foreign subsidiaries
	Micro-hedge					Macro-hedge	Micro-hedge	Macro-hedge
	Interest rate risk	Currency risk	Credit risk	Price risk	Multiple risks

1. Available for sale financial assets	-	-	-	-	-	x	-	x	x
2. Loans and receivables	-	-	-	x	-	x	-	x	x
3. Held to maturity investments	x	-	-	x	-	x	-	x	x
4. Porrfolio	x	x	x	x	x	53,341	x	-	x
5. Others	-	-	-	-	-	x	-	x	-
Total assets	-	-	-	-	-	53,341	-	-	-
1. Financial liabilities	579	-	-	x	-	x	-	x	x
2. Portfolio	x	x	x	x	x	-	x	-	x
Total liabilities	579	-	-	-	-	-	-	-	-
1. Higly probable transactions	x	x	x	x	x	x	-	x	x
2. Financial assets and liabilities portfolio	x	x	x	x	x	-	-	7,484	-

The generic column shows the amount of derivative contracts hedging the retail receivable portfolio. Such contracts have been accounted for with the fair value hedge (macrohedge).
The cash flow hedges refer to derivative contracts hedging interest rate risk. Such contracts, which are used for long-term rental activities, are recognized in accordance with the cash flow hedge method.

Section 10 - Other Liabilities - Item 100

10.1 Other liabilities: breakdown
Breakdown	Total	Total
	31/12/2015	31/12/2014
1. Due to employees	3,564	5,750
2. Operating lease payables	275,566	258,110
3. Due to social security institutions	6,812	6,453
4. Sundry payables	341,157	277,522
- Payables for goods and services	114,781	128,955
- Due to insurance companies	34,516	22,102
- Due to customers	30,584	36,506
- Reinsurance activities	35,507	18,304
- Others	68,694	6,830
- Accrued expenses and deferred income	57,014	64,748
Total	627,038	547,758

The item “Operating lease payables” mainly includes payables for the purchase of cars and for services rendered to the Group’s long-term-rental companies.

Line item “Payables for goods and services” includes:

•	the provision of administrative, tax and payment services at arm’s length by companies of the FCA Group;

•	incentives payable to the FCA Group’s dealer network;

•	charges payable to dealers and banks, mainly in connection with the Parent Company’s operations.

The item “Due to insurance companies” mainly relates to sums due by the parent company and the subsidiary Leasys.

Section 11 - Employee severance benefits - Item 110

11.1 Provision for employee severance pay: annual changes
	31/12/2015	31/12/2014
A. Opening balance	13,001	12,630
B. Increases	449	1,527
B.1 Provision of the year	420	425
B.2 Other increases	29	1,102
C. Reductions	1,100	1,156
C.1 Severance payments	668	1,156
C.2 Other decreases	432	0
D. Closing balance	12,350	13,001

This item reflects the residual obligation for severance indemnities which was required until 31 December 2006 under Italian legislation to be paid to employees of Italian companies with more than 50 employees upon termination of employment. This severance can be paid in part to employees during their working lives, if certain conditions are met.

Post-employment benefits, as reported in the statement of financial position, represent the present value of this defined benefit obligation, as adjusted for actuarial gains and losses and for costs relating to labour services not previously recorded. Provisions for defined benefit pension plans and the annual cost recorded in the income statement are determined by independent actuaries using the projected unit credit method.

Other information

Defined benefit obligation as of 01.01.2015		13,001
a. Service cost		-
b. Interest cost		420
c. Curtailment		-
d. Other costs		-
e. Employer's contribution		-
f. Interest Income on Plan Assets		-
g.1 Return on plan assets greater/(less) than discount rate		(313)
g.2 Return on plan assets greater/(less) than demographic assumptions		8
g.3 Net actuarial (gain)/loss: others		511
h. Plan participants' contributions		(669)
i. Past service costs/(incomes) and curtailment (gains) and losses		-
l. Intercompany transactions		(60)
m. Other changes		(548)
Total defined benefit obligations as of 31.12.2015		12,350

Main actuarial assumptions	TFR (only Italy)

Discount rates	1.92%
Estimated future salary increases rate (inflation included)	0.29%
Expected inflation	2.00%
Mortality rate	SI2013 (modified on the basis of historical data)
Yearly employees outflow average	6.30%

Section 12 - Provisions for contingencies and liabilities - Item 120

12.1 Provisions risk and charges: breakdown
Items	31/12/2015	31/12/2014
1. Provision to retirement payments and similar	39,261	33,777
2. Other provisions	177,984	173,642
2.1 Legal disputes	2,913	8,419
2.2 Staff expences	15,256	12,877
2.3 Other	159,815	152,346
Total	217,245	207,419

12.2 Provisions for risks and charges: annual changes
Items	Total
	Pensions and post retirement benefit obligations	Other provisions
A. Opening balance	33,777	173,642
B. Increases	8,873	45,817
B.1 Provision for the year	3,408	38,778
B.2 Changes due to the passage of time	27	36
B.3 Difference due to discount-rate changes	-	26
B.4 Other increases	5,438	6,977
C. Decreases	3,389	41,475
C.1 Use during the year	2,969	40,487
C.2 Difference due to discount-rate changes	-	-
C.3 Other decreases	420	988
D. Closing balance	39,261	177,984

12.3 PENSIONS AND OTHER POST-RETIREMENT DEFINED -BENEFIT OBLIGATIONS
Referring to provision for retirement benefits, the actuarial amounts of provisions for defined benefit pension plans, required according to IAS 19, are determined by independent actuaries using the projected unit credit method, as described in Part A - Accounting Policies.

This item includes provisions for pension plans set up by foreign subsidiaries for €40 million (mainly FGA Bank Germany GmbH for €25.8 million) of which €6.9 million referring to the Parent Company.

Next table shows main actuarial assumptions used for pension plans, distinguished by country (Italy and “Other countries”). The table also includes actuarial assumptions for the Italian post employment benefits (“Trattamento di Fine rapporto - TFR”).

Main actuarial assumptions	ITALY			OTHER COUNTRIES
	TFR (only Italy)	Other provisions for retirement benefits	Other provisions for longterm employee	Pension plans	Other provisions for retirement benefits	Other provisions for longterm employee
Discount rates	1.92%	1.92%	1.92%	2.03%	1.93%	2.30%
Estimated future salary increases rate (inflation included)	0.29%	0.29%	0.29%	2.33%	2.38%	2.85%
Expected inflation	2.00%	2.00%	2.00%	2.17%	2.00%	2.25%
Mortality rate	SI2013 (modified on the basis of historical data)			-	-	-
Yearly employees outflow average	6.30%	6.30%	6.30%	2%	5%	0.00%

Changes in defined benefit obligations

Defined benefit obligation as of 01.01.2015	33,777
a. Service cost	1,356
b. Interest cost	1,676
c. Curtailment	-
d. Other costs	4
e. Employer's contribution	(1,424)
f. Interest Income on Plan Assets	(679)
g.1 Return on plan assets greater/(less) than discount rate	3,532
g.2 Return on plan assets greater/(less) than demographic assumptions	786
g.3 Net actuarial (gain)/loss: others	(422)
h. Plan participants' contributions	(313)
i. Past service costs/(incomes) and curtailment (gains) and losses	(57)
l. Intercompany transactions	1
m. Other changes	2,478
Total defined benefit obligations as of 31.12.2015	40,715

12.4 Provisions for risks and charges: breakdown
	Total	Total
	31/12/2015	31/12/2014
1. Provisions for retirement benefits and similar obligations	39,261	33,777
2. Other provisions for employees	18,903	16,151
3. Provisions for tax risks	8,732	9,742
4. Reserves for legal disputes	2,041	2,810
5. Provisions for risks and charges related to operating leases	50,059	44,394
6. Provisions for sundry risks	98,249	100,545
Total	217,245	207,419

Provision for risks and charges related to operating leses
This provision mainly consists of provisions for future maintenance and insurance costs for cars provided under operating lease ontracts.

Provision for tax disputes
This item refers to provisions in connection with tax ligation and related charges

Provisions for sundry risks
This item reflects provisions of €69.9 million for risks related, in the UK market, to the remaining value of the vehicles purchased with PCP (Personal Contract Purchase) loans and the customers’ option to terminate voluntarily their contract, under local laws.
The balance of these provisions reflect the risks, in various markets (of which €17.2 million related to the parent company), related to the residual value of the vehicles and, more generally, to business risks.

On 15 July 2014, the Swiss Anti-trust authority (Wettbewerbskommission) announced publicly the start of an inquiry into the finance lease business in Switzerland involving a total of nine captive companies, among others. The Swiss subsidiary, FCA Capital Suisse SA, is one of the companies involved in the inquiry.
In case the Commission determines that a breach of the anti-trust law has been committed, it may levy penalties, in accordance with the applicable laws. These penalties depend on the length, seriousness and nature of the breach. The potential fine may represent as much as 10% of revenues generated in the market of reference for the past three financial years.
Against this backdrop, FCA Capital Suisse SA carried out a review with support from legal experts. The review revealed that fines are unlikely and, as such, no provisions were made.

Section 13 - Insurance provisions - Item 130

13.1 Insurance provisions: breakdown
	Direct business	Indirect business	Total	Total
			31/12/2015	31/12/2014
A. Non-life business	12,700	-	12,700	16,417
A.1 Provision for unearned premiums	8,129	-	8,129	10,706
A.2 Provision for outstanding claims	2,642	-	2,642	3,142
A.3 Other provisions	1,929	-	1,929	2,569
B. Life business	15,253	-	15,253	25,422
B.1 Mathematical provisions	9,705	-	9,705	18,131
B.2 Provisions for amounts payable	3,364	-	3,364	2,871
B.3 Other insurance provisions	2,184	-	2,184	4,420
C. Insurance provisions when investments risk is borne by the insured party	-	-	-	-
C.1 Provision for policies where the performance is connected to investment funds and maket indices	-	-	-	-
C.2 Provision for pension funds	-	-	-	-
D. Total insurance provisions	27,953	-	27,953	41,839

Section 15 - Equity attributable to the Shareholders of the Parent Company - Items 140, 160, 170, 180, 190, 200 and 220

15.1 Issued capital and own shares: breakdown
	Total	Total
	31/12/2015	31/12/2014
A. Equity
A.1 Ordinary share	700,000	700,000
A.2 Savings shares	-	-
A.3 Preferred share	-	-
A.4 Other share	-	-
B. Treasury shares
B.1 Ordinary share	-	-
B.2 Savings shares	-	-
B.3 Preferred share	-	-
B.4 Other share	-	-

15.2 Capital Stock - number of shares: annual changes
	Ordinary	Other
A. Issued shares as at the beginning of the year	700,000,000	-
- fully paid	700,000,000	-
- not fully paid	-	-
A.1 Treasury shares (-)	-	-
A.2 Shares outstanding: opening balance	700,000,000	700,000,000
B. Increases	-	-
B.1 New issues	-	-
- against payment	-	-
- business combinations	-	-
- bonds converted	-	-
- warrants exercised	-	-
- other	-	-
- free	-	-
- to employees	-	-
- to Directors	-	-
- other	-	-
B.2 Sales of treasury shares	-	-
B.3 Other changes	-	-
C. Decreases	-	-
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	-	-
C.3 Business transferred	-	-
C.4 Other changes	-	-
D. Shares outstanding: closing balance	700,000,000	700,000,000
D.1 Treasury Shares (+)	0	-
D.2 Shares outstanding as at the end of the year	700,000,000	-
- fully paid	700,000,000	-
- not fully paid	-	-

Share capital is fully paid in. It consists of 700,000,000 shares with a nominal value of €1 each and, at year-end 2015, was unchanged from the previous year.

Section 16 - Non controlling interests
Non controlling interests is completely attributable to FCA Bank Gmbh.

Other information

1.	Guarantees given and committents

The Group does not hold guarantees given and commitment.

2. Assets used to guarantee own liabilities and commitments
Portfolios	Amounts
12/31/2015
1. Financial instruments held for trading
2. Financial instruments designated at fair value
3. Financial instruments available for sale
4. Financial instruments held to maturity
5. Loans and receivables with banks	13,350
6. Loans and receivables with customers	4,526,618
7. Property,plant and equipment

It is also advised that, consequently to the loans received by the European Central Bank, as a result of the acceptance at the refinancing programme LTRO, have been entrusted as guarantee:

•	Senior notes - corresponding to 1,142 Mln/Eur - originated by internal securitization not registered in assets

•	State bonds originated by repurchase agreement corresponding to 66.5 k/Eur

6. Assets subject to accounting offsetting or under master netting agreements and similar ones

Instrument type		Gross amounts of financial assets (a)	Financial liabilities offset in Balance Sheet (b)	Net Balance Sheet values of fiinancial asset (c=a-b)	Related amounts not recognised in Balance Sheet		Net amounts	Net amounts
					Financial instruments (d)	Cash collateral received (e)	12/31/2015
							(f=c-d-e)	12/31/2014
1) Derivatives
2) Repos
3) Securities lending
4) Others		1,480,000	1,480,000	-	-	-	-	-
Total	31/12/2015	1,480,000	1,480,000	-	-	-	-	-
Total	31/12/2014	-	-	-	-	-	-	-

Compensation refers to loans and deposit regulated under specific compensation agreements which as such were exposed according to IAS 32.
PART C
INFORMATIONON ON THE CONSOLIDATED INCOME STATEMENT
Section 1 - Interest - Items 10 and 20

1.1 Interest income and similar revenue: breakdown
Voices/Technical forms	Debt securities	Loans	Other transactions	Total	Total
				31/12/2015	31/12/2014
1. Financial assets held for trading - Cash Instruments	-	-	-	-	-
2. Financial assets designated at fair value through profit or loss	-	-	-	-	-
3. Available for sale financial assets	-	-	-	-	-
4. Held to maturity investments	168	-	-	168	155
5. Loans and receivables with banks	-	3,851	2,697	6,548	8,578
6. Loans and receivables with customers	-	719,390	-	719,390	728,696
7. Hedging derivatives	x	x	-	-	-
8. Other assets	x	x	2,896	2,896	-
Total	168	723,241	5,593	729,002	737,429

1.3.1 Interest income from financial assets denominated in currency
Items	31/12/2015	31/12/2014
Interest income from currency assets	209,193	230,599

1.3.2 Interest income from finance leases
Items	31/12/2015	31/12/2014
Interest income from leasing	124,334	105,512

1.4 Interest expense and similar charges: breakdown
Items/Technical forms	Debts	Securities	Other transactions	Total	Total
				31/12/2015	31/12/2014
1. Deposits from central banks	(82)	x	0	(82)	0
2. Deposits from banks	(112,523)	x	0	(112,523)	(148,640)
3. Deposits from customers	(2,475)	x	0	(2,475)	(605)
4. Debt securities in issue	x	(145,774)	0	(145,774)	(179,323)
5. Financial liabilities held for trading	0	0	0	0	0
6. Financial liabilities at fair value through profit or loss	0	0	0	0	0
7. Other liabilities and found	x	x	(204)	(204)	0
8. Hedging derivatives	x	x	(23,973)	(23,973)	(44,235)
Total	(115,080)	(145,774)	(24,177)	(285,031)	(372,803)

1.6.1 Interest expense on liabilities denominated in currency
Items	31/12/2015	31/12/2014
Interest expense on liabilities held in foreign currency	(34,497)	(44,808)

1.6.2 Interest expense on finance leases
Items	31/12/2015	31/12/2014
Interest expense on finance lease transactions	(52)	(100)

Section 2 - Commissions - Items 40 e 50

2.1 Fee and commission income: breakdown
Type of service/Values	Total	Total
	31/12/2015	31/12/2014
a) guarantees given	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	63,820	63,335
1. securities trading	-	-
2. currency trading	-	-
3. portfolio management	-	-
3.1. individual	-	-
3.2. collective	-	-
4. custody and administration of securities	-	-
5. custodian bank	-	-
6. placement of securities	-	-
7. reception and transmission of orders	-	-
8. advisory services	-	-
8.1 related to investments	-	-
8.2 related to financial structure	-	-
9. distribution of third party services	63,820	63,335
9.1 portfolio management	-	-
9.1.1. individual	-	-
9.1.2. collective	-	-
9.2 insurance products	63,820	63,335
9.3 other products	-	-
d) collection and payment services	21,620	20,346
e) securitization servicing	-	-
f) factoring services	17,245	14,782
g) tax collection services	-	-
h) management of multilateral trading facilities	-	-
i) management of current accounts	-	-
j) other services	17,647	14,661
Total	120,332	113,124

Commissions on retail financing transactions reflect mainly:

•	€63,8 million on insurance products not attributable to a single loan contract;

•	€18 million in recoveries of collection charges from customers;

•	€3 million in commissions for early repayments.

The item Other commissions refers to the Irish subsidiary for revenues received in connection with re-insurance activities.

2.2 Fee and commission expenses: breakdown
Services/Amounts	Total	Total
	31/12/2015	31/12/2014
a) guarantees received	(92)	(35)
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	-	-
1.trading in financial instruments	-	-
2. currency trading	-	-
3. portfolio management:	-	-
3.1 own portfolio	-	-
3.2 third party portfolio	-	-
4. custody and administration securities	-	-
5. financial instruments placement	-	-
6. off-site distribution of financial instruments. products and services	-	-
d) collection and payment services	(5,333)	(4,822)
e) other services	(34,794)	(25,705)
Total	(40,219)	(30,562)

The item “Services received from third parties” mainly represents costs for services supplied to customers in the insurance and finance lease businesses.
The item “Payment and collection services” mainly represents cost for the collection of finance lease payments and retail loan installments.
The item “Other fees and commissions” represents commission expenses and other expenses related to the insurance activity.

Section 4 - Net gain (loss) on trading activities- Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown
Transactions / Income	Unrealized profits (A)	Realized profits (B)	Unrealized losses (C)	Realized losses (D)	Net Profit (A+B)-(C+D)

1. Financial assets held for trading	-	-	-	-	-
1.1 Debt securities	-	-	-	-	-
1.2 Equity	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences		x	x	x	(82)
4. Derivatives	12,050	6,086	(14,045)	(6,231)	(2,140)
4.1 Financial derivatives:	12,050	6,086	(14,045)	(6,231)	(2,140)
- on debt securities and interest rates	12,050	6,086	(14,045)	(6,231)	(2,140)
- on equity securities and shares indexes	-	-	-	-	-
- On currencies and gold	x	x	x	x	-
- Other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	12,050	6,086	(14,045)	(6,231)	(2,222)

The items reflects changes in the fair value of assets and liabilities held for trading.

Section 5 - Net gain (loss) on hedging activities- Item 90

5.1 Fair value adjustments in hedge accounting
Income componets/Values	0	Total	Total
		31/12/2015	31/12/2014
A. Incomes from:
A.1 Fair value hedging instruments		20,056	66,198
A.2 Hedged asset items (in fair value hedge relationships)		2,020	12,295
A.3 Hedged liability items (in fair value hedge relationship)		643	-
A.4 Cash-flow hedging derivatives (including ineffectivness of net investment hedge)		-	-
A.5 Assets and liabilities denominated in currency (not derivative hedging instruments)		5,093	-
Total gains on hedging activities (A)		27,812	78,493
B. Losses on:
B.1 Fair value hedging instruments		(2,997)	(12,213)
B.2 Hedged asset items (in fair value hedge relationship)		(13,001)	-
B.3 Hedged liabilities items (in fair value hedge relationships)		(4,845)	(67,049)
B.4 Cash-flow hedging derivatives (including ineffectivness of net investment hedge)		-	-
B.5 Assets and liabilities denominated in currency (not derivative hedging instruments)		(8,050)	-
Total losses on hedging activities (B)		(28,893)	(79,262)
C. Net profit from hedging activities (A - B)		(1,081)	(769)

This item reflects the changes in fair value of derivative contracts recognized as Fair Value Hedge.

Section 8 - Impairment / Reinstatement of value of financial assets - Item 130

8.1 Impairment losses on loans and receivables: breakdown
Transactions/Income	Write - downs			Write - backs				Total
		(1)		(2)
	Specific		Portfolio	Specific		Portfolio		31/12/2015	31/12/2014
	Write - offs	Others		A	B	A	B
A. Loans and receivables with banks
- Loans	-	-	-	-	-	-	-	-	-
- Debt securities	-	-	-	-	-	-	-	-	-
B. Loans and receivables with customers
Deteriorated purchased loans
- Loans	-	-	x	-	-	x	x	-	-
- Debt securities	-	-	x	-	-	x	x	-	-
Other receivables
- Loans	(13,608)	(79,347)	(41,365)	534	18,451	-	38,402	(76,933)	(82,934)
- Debt securities	-	-	-	-	-	-	-	-	-
C. Total	(13,608)	(79,347)	(41,365)	534	18,451	-	38,402	(76,933)	(82,934)

A = Interest
B = Other

Compared with the previous year, the cost of risk was better than in the previous year.

Section 9 - Net premiums - Item 150

9.1 Premium earned (net) - breakdown
Premiums from insurance	Direct business	Indirect business	Total	Total
			31/12/2015	31/12/2014
A. Life business
A.1 Gross premiums written (+)	11,029	-	11,029	14,898
A.2 Reinsurance premiums paid (-)	(9,927)	x	(9,927)	(13,408)
A.3 Total	1,102	-	1,102	1,490
B. Non-life business
B.1 Gross premium written (+)	1,767	-	1,767	3,022
B.2 Reinsurance premiums paid (-)	(1,590)	x	(1,590)	(2,720)
B.3 Change in gross value of premium reserve (+/-)	2,577	-	2,577	1,986
B.4 Change in provision for unearned premiums ceded to reinsurers (+/-)	(2,319)	-	(2,319)	(1,788)
B.5 Total	435	-	435	500
C. Total net premiums	1,537	-	1,537	1,990

Sezione 10 - Other income (net) from insurance activities - Voce 160

10.1 Other income (net) from insurance business: breakdown
	Total	Total
	31/12/2015	31/12/2014
1. Net change in insurance provisions	(407)	(322)
2. Claims paid pertaining to the year	(452)	(562)
3. Other income and expense (net) from insurance business	3,748	3,835
Total	2,889	2,951

10.2 Net change in insurance reserves: breakdown
Net change in technical reserves	Total	Total
	31/12/2015	31/12/2014
1. Life business
A. Actuarial provisions	(355)	(311)
A.1 Gross amount for the year	(153)	(55)
A.2 Amount attributable to reinsurers (-)	(202)	(256)
B. Other insurance reserves	0	0
B.1 Gross amount for the year	0	0
B.2 Amount attributable to reinsurers (-)	0	0
C. Insurance reserves when investments risk is borne by the insured party	0	0
C.1 Gross amount for the year	0	0
C.2 Amount attributable to reinsurers (-)	0	0
Total "life business reserves"	(355)	(311)
2. Non- life business
Change in provisions for non-life business other than claims provisions, net of amounts ceded to reinsurers	(52)	(11)

10.3 Claims settled during the year: breakdown
Charges for claims	Total	Total
	31/12/2015	31/12/2014
Life business: expense relating to claims, net of reinsurers' portions
A. Amounts paid out	(253)	(293)
A.1 Gross annual amount	(2,529)	(2,941)
A.2 Amount attributable to reinsurers	2,276	2,648
B. Change in reserve for amounts payable	-	-
B.1 Gross annual amount	-	-
B.2 Amount attributable to reinsurers	-	-
Total life business claims	(253)	(293)
Non-life business: expense relating to claims, net of amounts recovered from reinsurers
C. Claims paid	(199)	(268)
C.1 Gross annual amount	(1,987)	(2,675)
C.2 Amount attributable to reinsurers	1,788	2,407
D. Change in recoveries net of reinsurers' portion	-	-
E. Change in claims reserves	-	(1)
E.1 Gross annual amount	-	-
E.2 Amount attributable to reinsurers	-	(1)
Total non-life business claims	(199)	(269)

10.4.1 Other income/expense (net) from insurance activities - life insurance
		Total	Total
		31/12/2015	31/12/2014
Life insurance
A. Revenues		4,120	5,951
- Other technical revenues net of reinsurance ceded		-	-
- Revenues and unrealized capital gains related to investments in favour of insured parties who bear the risk		-	-
- Change in commissions and Other acquisition costs to be amortized		-	-
- Commissions and profit-sharing received from reinsurers		4,120	5,951
- Other revenues		-	-
B. Expenses		(1,416)	(3,123)
- Other technical expenses net of reinsurance ceded		-	-
- Expenses and unrealized capital losses related to investments in favourof insured parties who bear the risk		-	-
- Acquisition commissions		-	-
- Other acquisition expenses		-	-
- Collection commissions		-	-
- Other expenses		(1,416)	(3,123)
	Total Life insurance (A - B)	2,704	2,828

10.4.2 Other income/expense (net) from insurance activities - non life insurance

		Total	Total
		31/12/2015	31/12/2014
Non-life insurance
A. Revenues		1,281	1,041
- Other technical revenues net of reinsurance ceded		-	-
- Revenues and unrealized capital gains related to investments in favourof insured parties who bear the risk		-	-
- Change in commissions and Other acquisition costs to be amortized		-	-
- Other revenues		1,281	1,041
B. Expenses		(237)	(34)
- Other technical expenses net of reinsurance ceded		-	-
- Acquisition commissions		-	-
- Other acquisition expenses		-	-
- Collection commissions		-	-
- Other expenses		(237)	(34)
	Total Non-life insurance (A - B)	1,044	1,007

Section 11 - Administrative expenses - Item 180

11.1 Staff expenses: breakdown
Type of expense/Amounts	Total	Total
	31/12/2015	31/12/2014
1) Employees	(133,762)	(127,962)
a) wages and salaries	(87,886)	(88,538)
b) social security contributions	(23,159)	(22,081)
c) Severance pay (only for Italian legal entities)	(654)	(2,255)
d) Social security costs	-	-
e) allocation to employee severance pay provision	(9)	(425)
f) provision for retirements and similar provisions:	(3,434)	(2,096)
- defined contribution	0	(162)
- defined benefit	(3,434)	(1,934)
g) payments to external pension funds:	(3,640)	(2,516)
- defined contribution_old	(3,355)	(2,516)
- defined benefit	(285)	-
h) Expenses resulting from share based payments	-	-
i) other employee benefits	(14,980)	(10,051)
2) Other staff	(10,941)	(7,108)
3) Directors and Statutory Auditors	(781)	(666)
4) Early retirement costs	-	-
Total	(145,484)	(135,764)

11.2 Average number of employees by category
	Total	Total
	31/12/2015	31/12/2014
2) Employees	1,930	1,922
a) Senior managers	62	66
b) Managers	195	191
c) Remaining employees staff	1,673	1,665
2) Other staff
Total	1,930	1,922

11.5 Other administrative expense: breakdown
Item / Sector	Total	Total
	31/12/2015	31/12/2014
1. Consulting and professional services	(22,254)	(21,181)
2. EDP costs	(28,346)	(28,934)
3. Rents and utilities	(11,536)	(11,955)
4. Indirect and other taxes	(9,869)	(7,809)
5. Advertising and promotion expenses	(5,855)	(4,916)
6. Other expenses	(3,911)	(4,296)
Total	(81,771)	(79,091)

Section 12 - Net provisions for risks and charges- Item 190

12.1 Net provisions for risks and charges: breakdown
	31/12/2015		31/12/2014

1. Provisions for risks and charges related to operating leases	(15,950)	10,531	(31,571)	9,753
1.1 Future maintenance provision	(15,950)	10,482	(30,433)	9,753
1.2 Self-insurance provision	-	49	(1,138)	-
2. Provisions to other risks and charges	(11,886)	10,926	(23,215)	221
3. Technical insurance reserve	-	-	-	-
4. Legal risks	-	-	-	-
Total	(27,836)	21,457	(54,786)	9,974

Section 13 - Net value adjustments/writebacks of property, plant and equipment - Item 200

13.1 Impairment on property, plant and equipment: breakdown
Asset/Income	Depriciation	Impairment losses	Write-backs	Net result
				(a + b + c)
	(a)	(b)	(c)	31/12/2015
A. Property, equipment and investment property
A.1 Owned	(251,258)	(8,008)	214	(259,052)
- For operational use	(251,258)	(8,008)	214	(259,052)
- For investment	-	-	-	-
A.2 Acquired through finance lease	-	-	-	-
- For operational use	-	-	-	-
- For investment	-	-	-	-
Total	(251,258)	(8,008)	214	(259,052)
This item reflects mainly changes in value of assets under operating lease contract.

Section 14 - Net value adjustments/writebacks of intangible assets - Item 210

14.1 Impairment on intangible assets: breakdown
Asset/Income	Depriciation	Impairment losses	Write-backs	Net risult
				(a + b + c)
	(a)	(b)	(c)	31/12/2015
A. Intangible assets
A.1 Owned	(6,092)	-	-	(6,092)
- Generated internally by the company	(561)	-	-	(561)
- Other	(5,531)	-	-	(5,531)
A.2 Held by Finance leases	0	-	-	0
Total	(6,092)	-	-	(6,092)
The item includes mainly amortization of software and licenses held by the subsidiaries Leasys S.p.A. and FCA Bank Germany GMBH and by the holding FCA Bank S.p.A..

Section 15 - Other net operating income- Item 220

15.1 Other operating expenses: breakdown
Item	Total	Total
	31/12/2015	31/12/2014
1. Credit collection expenses	(14,269)	(15,065)
2. Information charges	(953)	(1,535)
3. Other expenses:	(296,078)	(295,056)
3.1 finance lease charges	(277,113)	(279,919)
3.2 operating lease charges	(4,314)	(2,311)
3.3 contract expenses	(5,645)	(5,691)
3.4 sundry charges	(10,926)	(8,441)
TOTAL	(311,300)	(311,656)

15.2 Other operating incomes: breakdown
	Total	Total
	31/12/2015	31/12/2014
1. Expense recoveries	38,399	35,787
2. Income from operating leases	669,299	668,547
3. Income fron finance lease	5,276	2,843
4. Sundry income	10,168	12,242
TOTAL	723,142	719,419
Expense recoveries reflect mainly the chargeback to customers by subsidiaries for legal and tax costs, credit collection costs and operating costs incurred on their behalf.
Income from operating leases refers mainly to:

•	€368 million in fees from car leases;

•	€182 million in fees from services related to car rentals

•	€74 million expenses recovered from customers on car rentals;

•	€13 million for subsidies and discounts received by the FCA Group and dealers

•	€34 million in gains on disposals of rental cars.

Section 20 - Income tax for the period on continuing operations - Item 290

20.1 Tax expense (income) related to profit or loss from continuing operations: breakdown
Income components/Sectors	Total	Total
	31/12/2015	31/12/2014
1. Current tax expense (-)	(89,965)	(74,158)
2. Changes of current tax expense of previous years (+/-)	(853)	(474)
3. Reduction in current tax expense for the period (+)	(492)	0
3. bis Reductions in current tax expense for the period due tax credit related to L. 214/2011 (+)	0	0
4. Changes to deferred tax assets (+/-)	(2,329)	1,229
5. Changes to deferred tax liabilities (+/-)	(16,693)	(657)
6. Tax espense for the year (-) ( -1+/-2+3+3bis+/-4+/-5)	(110,330)	(74,060)
This item reflects taxes for the year and the change in deferred tax assets and liabilities occurred during the same period.

20.2 Reconciliation of theoretical tax liability and actual tax liability recognized
IRES
Profit for the year	249,088
Tax expense related to profit or loss from continuing operations	110,330
Profit for the year before taxes	359,418
Theoretical tax rate	27.5%
Theoretical tax liability	98,840
Increase effect of permanent differences	1,863
Decrease effect of permanent differences	(31,818)
Effect of expenses that do not form taxable income
Consolidation effect	30,883
Actual tax liability recognized	99,768
Effective tax rate	27.76%
IRAP
Profit for the year	249,088
Tax expense related to profit or loss from continuing operations	110,330
Profit for the year before taxes	359,418
Theoretical tax rate	5.57%
Theoretical tax liability	20,020
Increase effect of permanent differences	834
Decrease effect of permanent differences	(2,584)
Effect of expenses that do not form taxable income	(952)
Effect of deferred tax assets relating to prior years reversed during the year
Consolidation effect	(6,756)
Actual tax liability B	10,562
Effective tax rate	4.00%
Actual tax liability recognized A+B	110,330
Total effective tax rate (IRAP+IRES)	30.70%

Section 22 - Net Profit for the period attributable to Minority Shareholders - Item 330

22.1 Breakdown of item 330 “Minority gains (losses)”
The profit attributable to minority interests amounted to 1,480 thousand of euro, totally attributable to FCA Bank Gmbh.

Section 24 - Earnings per share

24. AVERAGE NUMBER OF ORDINARY SHARES
The Holding capital consists of 700.000.000 share with a nominal value of euro 1 each.

PART D CONSOLIDATED COMPREHENSIVE INCOME

OTHER COMPREHENSIVE DETAILED CONSOLIDATED INCOME STATEMENTS

Items		31.12.2015		After tax effects
		Gross Amount	Tax Effects	After tax effects
10.	Net Profit (Loss) for the year	359,418	(110,330)	249,088
	Other comprehensive income after tax not to be recycled to income statement	(903)	309	(593)
20.	Tangible assets
30.	Intangible assets
40.	Defined benefit plans	(903)	309	(593)
50.	Non current assets classified as held for sale
60.	Valuation reserves from investments accounted for using the equity method
	Other comprehensive income after tax to be recycled to income statement	30,151	(858)	29,293
70.	Hedge of foreign investments:
	a) changes in fair value
	b) reclassification through profit or loss
	c) other variations:
80.	Exchange differrences:	27,561		27,561
	a) fair value changes
	b) reclassification through profit or loss
	c) other variations:	27,561		27,561
90.	Cash flow hedges:	2,590	(858)	1,732
	a) changes in fair value	2,590	(858)	1,732
	b) reclassifications through profit or loss
	c) other variations:
100.	Available-for-sale financial assets:
	a) changes in fair value
	b) reclassifications trough profit or loss
	- impairment losses
	- following disposal
	c) other variations:
110.	Non current assets classified as held for sale:
	a) changes in fair value
	b) reclassifications through profit or loss
	c) other variations:
120.	Valutation reserves from investments accounted for using the equity method;
	a) changes in fair value
	b) reclassifications trough profit or loss
	- impairment losses
	- following disposal
	c) other variations:
130.	Total of other comprehensive income after tax
140.	Comprehensive income (Items 10+130)	388,666	(110,879)	277,788
150.	Consolidated comprehensive income attributable to minorities	1,480		1,480
160.	Consolidated comprehensive income attributable to Parent Company	387,186	(110,879)	276,308
Part E - INFORMATION ON RISK AND RELATED RISK MANAGEMENT POLICIES
In this section information is provided with reference to the banking Group, except in tables A.1.1 and A.1.2. To this end, it is worthy of note that the banking Group includes the banking, financial and special purpose companies that make up the Group entered in the register provided for by article 64 of the Consolidated Banking Act.
On the other hand, tables A.1.1 and A.1.2 provides information with reference to the scope of consolidation, which differs from the banking Group because it includes subsidiaries and fully consolidated companies that do not belong to the banking Group.

Section 1 - RISKS OF THE BANKING GROUP
1.1 Credit risk
Qualitative disclosures

1.	Overview
The Group’s mission as a bank, in keeping with the business model in place until 2014, is to support the sale of cars and commercial vehicles manufactured by Fiat Chrysler Automobiles (FCA) and other car manufacturing partners. To that effect, it provides customers and companies, within the scope of the Group’s marketing strategy, an innovative range of financial products designed to enhance customers’ loyalty, to improve customers’ satisfaction and to develop new services, guaranteeing full transparency in its business transactions.
Accordingly, the Group pursues the following strategic objectives:

•
Support sales, in Italy and abroad, of cars by FCA and other car manufacturing partners, by offering financing opportunities tailored to the different requirements of dealer networks, retail customers and companies;

•	Be the provider of choice for customers and dealers requiring financing services;

•	Continue to manage risk carefully, within the framework of the objectives set out by the shareholders;

•	Diversify the structure of funding sources.
Consistent with the company mission, FCA Bank’s customers continue to be made up of the dealer network, retail customers and companies that buy cars and commercial vehicles manufactured by the FCA Group and other car manufacturing partners.
The Group’s commercial offering includes:

•	Dealer financing;

•	Customer financing: retail products intended to encourage the purchase/use of cars;

•	Ancillary insurance products and services in connection with the financing activity (credit protection and car insurance).
To improve existing products and to identify new ones on the basis of the target market’s and the manufacturing partners’ requirements, the Group updates and improves constantly its “product catalogue”.
All the services are structured to encourage the purchase of cars and commercial vehicles with a view to long-term sustainability and responsible credit, thanks to processes and instruments designed to increase customers’ loyalty to the brand and the dealer.
In carrying out its core business activities, the Group creates a risk exposure in connection with the following:

•	Provision of consumer credit and finance lease services to buyers and users of cars made by its manufacturing partners (Retail Financing business line);
Financing of manufacturing partners’ dealer networks (Dealer financing business line);
Holding investments in and control of companies that are not part of the banking Group in Italy and in Europe. Moreover, the Bank provides financing support to its subsidiaries in the form of lines of credit and guarantees in favour of lenders

2.	Credit risk management policies
Organizational aspects
The FCA Bank Group’s policies are designed in general and essentially to take risks that must be:

•	controlled;

•	reasonable;

•	kept within certain standards.
The FCA Bank Group has a specific Credit Manual that is intended to:

•	support credit approval managers in their assessments;

•	set and maintain the quality of credit standards;

•	meet customers’ credit requirements;

•	take the commercial opportunities made available by the possibility to develop new financial products in markets and to limit losses.

The above criteria must ensure that financing transactions are profitable.

Management, measurement and control systems
Roles and responsibilities
In this context the FCA Bank Group manages risk through a specific segregation of roles and responsibilities involving:

•	Board of Directors;

•	Board Executive Credit Committee;

•	Credit Committee of the Parent Company;

•	Local Credit Committees.
In the credit area, the Board of Directors is responsible for:

•	Setting credit risk policies and any amendment thereof;

•	Adopting and approving the system to delegate powers and any modification thereof;

•	Approving from time to time changes in the scorecard cut-offs (delegated to the Credit Committees);

•	Setting from time to time the credit approval limits attributed to the Credit Committees and the individual country managers.
The Board Executive Credit Committee is authorized by the Board of Directors to approve the credit applications that fall within the purview of the Board of Directors. The Credit Committee is responsible for:

•	Recommending credit risk policies (and any change thereof) to the Board of Directors;

•	Defining credit approval limits within the interval set from time to time by the Board of Directors for every business managed by the FCA Bank Group;

•	Proposing changes to the scorecards and modifying them as specifically authorized by the Board of Directors;

•	Checking and analysing risk performance;

•	Analysing any issues assigned by the Board of Directors;

•	Adopting decisions, within its authority, on credit approval requests coming from the Market and analysing the requests to be submitted to the Board of Directors.

The HQ Internal Credit Committee is responsible for:

•	Approving credit applications within the limits of delegated authority;

•	Preparing for review and approval credit applications beyond the limits of delegated authority;

•	Evaluating and changing the Parent Company’s and the local companies’ credit manuals;

•	Evaluating and approving deviations from the credit policies established by the Parent company, upon the Markets’ request;

•	Evaluating and approving powers delegated to the Markets.

Local Credit Committees are responsible for:

•
Establishing local applications of general policies and guidelines for credit approval, control and collection by adapting the FCA Bank Group’s General Principles and Rules to the country’s practices and laws;

•	Formalizing and updating the Market’s Credit Policy Manual;

•	Analysing credit exposures and lines of credit;

•	Setting, within the scope of their own authority, credit approval limits and processes (to be formalized in the Market’s Credit Policy Manual);

•	Attributing powers within their own organizational structure, to be submitted for approval to the Parent Company’s HQ Internal Credit Committee;

•	Approving credit applications within the scope of delegated authority.
Risk mitigation techniques
The FCA Bank Group has a model to manage and mitigate risk in keeping with the provisions of the Group’s Credit Manual, with reference to:

•	monitoring of specific KRIs;

•	use of guarantees;

•	second-level control activities carried out by R&PC - GRM with specific reference to Credit review, Dealer Financing review and Collection review.
Monitoring of specific KRIs
Every month the R&PC - GRM department monitors developments in the credit portfolio surveying, for every business line (Retail, Dealer Financing and Rental), the performance of specific key risk indicators (KRIs) and compliance with the risk limits set in advance:

•	Non-Performing Loans (NPL) Ratio, calculated as the ratio of loans past due for over 90 days to total credit exposure at month-end;

•	Cost of Risk (CoR) Ratio, calculated as the ratio of total allowance for loan and lease losses and the average credit exposure calculated at month-end.
Moreover, with specific reference to the Retail business, R&PC - GRM monitors developments in:

•	SIRN, calculated as the number of contracts of a given generation (N) with two or more instalments past due as a share of total contracts of the same generation;

•	Collection indicators, calculated in relation to total outstanding in collection;

•	Litigation indicators, calculated in relation to total outstanding in litigation.

Use of guarantees
When credit applications are processed, the Bank and the other Group companies may request applicants to provide guarantees in order to approve their requests. Risk mitigation techniques are used mainly in the dealer financing business line.
Below, details are provided of the types of guarantees allowed by current credit policies:

•	Collateral: pledged assets, deposits, mortgage security.

•	Third-party guarantees: bank guarantees, insurance companies (bonds), sureties.

•	Other types: third-party deposits, comfort letters, retention of title, assignment of proceeds, buy back obligation.
In case of guarantees other than those allowed, or in case of guarantees allowed with characteristics other than those described above, the individual subsidiaries are required to request authorization (or ratification) from the Parent Company to set the credit limit.
To ensure that guarantees are fully effective, the Parent Company has introduced specific checks intended to ascertain the existence of the following elements:

•	Certainty of the issue date, which is obtained with the inclusion of a date and by complying with and completing the necessary formalities;

•	Concurrent execution with the financing;

•	Reference to the underlying transaction.

Every subsidiary is responsible for managing any guarantee and collateral (definition of adequate security contents, validity check, control of renewals and expiration dates) and for providing adequate information to the Dealer Financing department of the Parent Company.

Second-level control activity carried out by the R&PC - PC department
Within the scope of second-level controls, the R&PC - PC department is responsible for the following activities:

•	Credit reviews, which involve a number of controls over the activity carried out in the Retail Financing area with the objective to:

•	ensure compliance with the Group’s credit policies and the procedures in place;

•	check that data is properly entered in the system both for applications approved automatically and for applications processed by the acceptance unit of the Retail & Corporate Underwriting department;

•	determine any training requirements,

•	identify potential concentration risks,

•	recommend solutions to keep “acceptable” credit standards,
and in the Dealer Financing area with the objective to:

•	ensure that the control plan for the wholesale business is adequately implemented and carried out with the frequency required;

•	recommend solutions to improve the control plan;

•	check that data is properly entered in the system and that such data is consistent with the lines of credit approved and the limits for substantial transactions;

•	bring to light critical results of the process and plan proper corrective action.

•	Collection Reviews, which involve a number of controls over the collection activity with the objective to:

•	ensure the proper application of the Group’s guidelines;

•	recommend solutions to improve the collection process;

•	check that data is entered properly in the system;

•	assess the level of application of local collection rules;

•	determine any training requirements.

For more details on the internal rules and regulations governing the above, reference is made to the following procedures:

•	Credit Review Retail Procedure;

•	Dealer Financing Review Procedure;

•	Collection Review Procedure.
Credit classification
For the classification criteria refer to the section of accounting policy.

Quantitative disclosures
A. Credit quality
A.1 Impaired and performing loans: amounts, writedowns, changes, distribution by business activity/region

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

Portfolios/quality		Non-performing loans	Unlikely to pay	Impaired past due exposures	Not impaired past due exposures	Other not impaired exposures	Total
1. Available-for-sale financial assets		0	0	0	0	0	0
2. Held-to-maturity financial instruments		0	0	0	0	9,682	9,682
3. Loans and receivables with banks		0	0	0	0	1,333,339	1,333,339
4. Loans and receivables with customers		38,644	95,988	31,526	234,070	15,053,627	15,453,855
5. Financial assets at fair value trough profit or loss		0	0	0	0	0	0
6. Financial instruments classified as held for sale		0	0	0	0	0	0
Total	31/12/2015	38,644	95,988	31,526	234,070	16,396,648	16,796,876

A.1.2 Breakdown of credit exposures by portfolio and credit quality (gross and net values)

Portfolio / Quality (Figures must be filled in absolute values)		Impaired assets			Not impaired assets			Total (net exposure)
		Gross exposures	Specific writedowns	Net exposure	Gross exposures	Portfolio adjustments	Net exposure
1. Available-for-sale financial assets		0	0	0	0	0	0	0
2. Held-to-maturity financial instruments		0	0	0	9,682	0	9,682	9,682
3. Loans and receivables with banks		0	0	0	1,333,338	0	1,333,339	1,333,338
4. Loans and receivables with customers		302,274	(136,115)	166,159	15,432,461	(144,765)	15,287,696	15,453,855
5. Financial assets at fair value through profit or loss		0	0	0	X	X	0	0
6. Financial instruments classified as held for sale		0	0	0	0	0	0	0
Total	31/12/2015	302,274	(136,115)	166,159	16,775,482	(144,765)	16,630,717	16,796,875

A.1.3 On- and off - Balance Sheet credit exposure to banks: gross, net values and residual life

Type of exposure/Amounts	Gross exposure					Specific writedowns	Portfolio adjustments	Net exposure
	Impaired exposures				Not impaired exposures
	Till 3 months	Between 3 and 6 months	Between 6 months and 1 year	Over 1 year
A. BALANCE SHEET EXPOSURE
a) Non-performing loans	0	0	0	0	X	0	X	0
- of wich forborne exposures	0	0	0	0	X	0	X	0
b) Unlike to pay	0	0	0	0	X	0	X	0
- of wich forborne exposures	0	0	0	0	X	0	X	0
c) Impaired past due exposures	0	0	0	0	X	0	X	0
- of wich forborne exposures	0	0	0	0	X	0	X	0
d) past due not impaired	X	X	X	X	0	X	0	0
- of wich forborne exposures	X	X	X	X	0	X	0	0
e) Other not impaired exposures	X	X	X	X	1,312,311	X	0	1,312,311
- of wich forborne exposures	X	X	X	X	0	X	0	0
TOTAL A	0	0	0	0	1,312,311	0	0	1,312,311
B. OFF-BALANCE SHEET EXPOSURE
a) Impaired	0	0	0	0	X	0	X	0
b) Not impaired	X	X	X	X	101,146	X	0	101,146
TOTAL B	0	0	0	0	101,146	0	0	101,146
TOTAL (A+B)	0	0	0	0	1,413,457	0	0	1,413,457

A.1.6 On and off - Balance sheet credit exposure to customers: gross, net values and residual maturity

Type of exposure/Amounts	Gross exposure					Specific writedowns	Portfolio adjustments	Net exposure
	Impaired exposures				Not impaired exposures
	Till 3 months	Between 3 and 6 months	Between 6 months and 1 year	Over 1 year
A. BALANCE SHEET EXPOSURE
a) Non-performing loans	75,737	677	4,739	31,714	X	(77,870)	X	34,997
- of wich forborne exposures	4,526	13	3	3,249	X	(3,798)	X	3,993
b) Unlike to pay	119,280	680	4,825	1,931	X	(31,712)	X	95,004
- of wich forborne exposures	28,866	60	9	26	X	(6,046)	X	22,915
c) Impaired past due exposures	32,998	10,562	6,161	2,014	X	(20,948)	X	30,787
- of wich forborne exposures	0	0	0	0	X	0	X	0
d) past due not impaired	X	X	X	X	253,019	X	(18,951)	234,068
- of wich forborne exposures	X	X	X	X	2,771	X	(285)	2,486
e) Other not impaired exposures	X	X	X	X	15,335,856	X	(124,918)	15,210,938
- of wich forborne exposures	X	X	X	X	13,534	X	(3,830)	9,704
TOTAL A	228,015	11,919	15,725	35,659	15,588,875	(130,530)	(143,869)	15,605,794
B. OFF-BALANCE SHEET EXPOSURE	0	0	0	0	0	0	0	0
a) Impaired	0	0	0	0	X	0	X	0
b) Not impaired	X	X	X	X		X	0
TOTAL B	0	0	0	0		0	0
TOTAL (A+B)	228,015	11,919	15,725	35,659	15,588,875	(130,530)	(143,869)	15,605,794

A.1.7 Banking group - Balance Sheet credit exposure to customers: gross change in impaired exposures

Description/Category	Non-performing loans	Unlikely to pay	Past due impaired exposures
A. Opening balance (gross amount)	119,882	145,694	42,561
- Sold but not derecognised	0	0	0
B. Increases	50,558	18,398	42,591
B.1 transfers from performing loans	3,237	3,950	10,550
B.2 transfers from other impaired exposures	11,261	3,034	21
B.3 other increases	36,060	11,414	32,020
C. Decreases	57,574	37,376	33,416
C.1 transfers to performing loans	456	785	4,862
C.2 write-offs	34,195	35	0
C.3 recoveries	13,613	764	9,658
C.4 sales proceeds	0	0	0
C.5 losses on disposals	0	0	0
C.6 transfers to other impaired exposures	2,979	2,940	13,188
C.7 other decreases	6,331	32,852	5,708
D. Closing balance (gross amounts)	112,866	126,716	51,736
- Sold but not derecognised	2,769	2,505	3,327

A.1.8 Banking group - Balance Sheet credit exposures to customers: changes in overall impairment

Description/Category	Non-performing loans		Unlikely to pay		Impaired Past due exposures
	Total	Of wich: forborne exposures	Total	Of wich: forborne exposures	Total	Of wich: forborne exposures
A. Opening balance overall amount of writedowns	104,759	0	30,234	0	15,139	0
- Sold but not derecognised	0	0	0	0	0	0
B. Increases	50,928	3,798	8,788	0	13,329	0
B.1 write-downs	45,112	156	7,439	0	11,459	0
B.2 bis losses on disposal	3,494	0	0	0	0	0
B.3 transfer from other impaired exposure	0	0	2,303	0	0	0
B.4 other increases	2,322	3,642	(954)	0	1,870	0
C. Reductions	77,817	0	7,310	0	7,520	0
C.1 write-backs from assessments	9,267	0	3,179	0	4,637	0
C.2 write-backs from recoveries	534	0	0	0	0	0
C.3 gains on disposal	0	0	0	0	0	0
C.4 write-offs	49,194	0	137	0	362	0
C.5 transfers to other impaired exposures	337	0	1,171	0	0	0
C.6 other decreases	18,485	0	2,823	0	2,521	0
D. Closing overall amount of writedowns	77,870	3,798	31,712	0	20,948	0
- Sold but not derecognised	0	0	0	0	0	0

A.2.1 Banking group - Balance Sheet and off-Balance Sheet credit exposure by external rating class (book values)
Exposures	External rating classes						Without rating	Total
	Class	Class	Class	Class	Class	Class
	1	2	3	4	5	6
A. On-balance-sheet credit exposures		0	0	0	0	0	16,796,874	16,796,874
B. Derivative contracts	0	0	0	0	0	0	98,835	98,835
B.1 Financial derivative contracts	0	0	0	0	0	0	98,835	98,835
B.2 Credit derivatives	0	0	0	0	0	0	0	0
C. Guarantees given	0	0	0	0	0	0	0	0
D. Other commitments to disburse funds	0	0	0	0	0	0	0	0
E. Others	0	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	16,895,709	16,895,709

A.3.1 Banking group - Secured credit exposures with banks
p.1
	Net exposures	Collaterals (1)				Guarantees (2)
						Credit derivatives
		Property, Mortgages	Financial leasing property	Securities	Other assets	CLN	Other derivatives
							Governments and Central Banks	Other public entities
1. Secured balance sheet credit exposures	210.544	0	0	(209.304)	0	0	0	0
1.1 totally secured	210.544	0	0	(209.304)	0	0	0	0
- of which	0	0	0	0	0	0	0	0
1.2 partially secured	0	0	0	0	0	0	0	0
- of which	0	0	0	0	0	0	0	0
2. Secured off-balance sheet credit exposures	0	0	0	0	0	0	0	0
2.1 totally secured	0	0	0	0	0	0	0	0
- of which	0	0	0	0	0	0	0	0
2.2 partially secured	0	0	0	0	0	0	0	0
- of which	0	0	0	0	0	0	0	0

A.3.1 Banking group - Secured credit exposures with banks
p.2
	Guarantees						Total (1)+(2)
	Credit derivatives		Signature loans
	Other derivatives		Governments and Central Banks	Other public entities	Banks	Other entities
	Banks	Other entities
1. Secured balance sheet credit exposures	0	0	0	0	0	0	(210,669)
1.1 totally secured	0	0	0	0	0	0	(210,669)
- of which	0	0	0	0	0	0	0
1.2 partially secured	0	0	0	0	0	0	0
- of which	0	0	0	0	0	0	0
2. Secured off-balance sheet credit exposures	0	0	0	0	0	0	0
2.1 totally secured	0	0	0	0	0	0	0
- of which	0	0	0	0	0	0	0
2.2 partially secured	0	0	0	0	0	0	0
- of which	0	0	0	0	0	0	0

B.	Breakdown and concentration of exposures

B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)
p.1

Exposures/Counterparts		Goverments			Other public entities			Financial companies
		Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments
A. Balance sheet exposures
A.1 Non-performing loans		0	0	x	0	0	x	0	0	x
of which: forborne exposures		0	0		0	0		0	0
A.2 Unlikely to pay		0	0	x	0	0	x	0	0	x
of which: forborne exposures		0	0		0	0		0	0
A.3 Impaired past due exposures		0	0	x	0	0	x	0	0	x
of which: forborne exposures		0	0		0	0		0	0
A.4 Not impaired exposures		377	x	0	0	x	0	206,585	x	0
of which: forborne exposures		0		0	0		0	0		0
TOTAL A		377	0	0	0	0	0	206,585	0	0
B. Off-balance sheet exposures
B.1 Non-performing loans		0	0	x	0	0	x	0	0	x
B.2 Unlikely to pay		0	0	x	0	0	x	0	0	x
B.3 Other impaired assets		0	0	x	0	0	x	0	0	0
B.4 Not impaired exposures		0	x	0	0	x	0	(42)	x	0
TOTAL B		0	0	0	0	0	0	(42)	0	0
Total (A+B)	12/31/2015	377	0	0	0	0	0	206,543	0	0

B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)
p.2

Exposures/Counterparts		Insurance companies			Non-financial companies			Other entities
		Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments
A. Balance sheet exposures
A.1 Non-performing loans			0	x	28,423	40,363	x	6,574	37,507	x
of which: forborne exposures		0	0		183	156		0	0
A.2 Unlikely to pay		0	0	x	75,407	18,948	x	19,597	12,764	x
of which: forborne exposures		0	0		5,307	591		16,849	1,736
A.3 Impaired past due exposures		0	0	x	26,439	4,186	x	4,348	16,762	x
of which: forborne exposures		0	0		7,751	0		0	0
A.4 Not impaired exposures		697	x	0	7,056,576	x	84,445	8,178,724	x	55,552
of which: forborne exposures		0		0	192,337		0	0		0
TOTAL A		697	0	0	7,186,845	63,497	84,445	8,209,243	67,033	55,552
B. Off-balance sheet exposures
B.1 Non-performing loans		0	0	x	0	0	x	0	0	x
B.2 Unlikely to pay		0	0	x	0	0	x	0	0	x
B.3 Other impaired assets		0	0	x	0	0	x	0	0	x
B.4 Not impaired exposures		0	x	0	0	x	0	0	x	0
TOTAL B		0	0	0	0	0	0	0	0	0
Total (A+B)	31/12/2015	697	0	0	7,186,845	63,497	84,445	8,209,243	67,033	55,552
Total (A+B)	31/12/2014	19	10	28	7,204,925	80,816	78,333	6,724,009	57,151	48,491

B.2 Banking group - Distribution of Balance Sheet and Off-Balance Sheet exposures to customers by geographic area (book value)
p.1

Exposures / Geographical		Italy		Other european countries		America
		Net exposure	Total write-downs	Net exposure	Total write-downs	Net exposure
A. Balance sheet exposures
A.1 Non-performing loans		9,096	28,035	25,902	49,836	0
A.2 Unlikely to pay		14,770	11,631	80,234	20,081	0
A.3 Impaired past due exposures		3,807	14,930	26,979	6,018	0
A.4 Not impaired exposures		6,340,138	39,702	9,102,907	100,296	0
TOTAL A		6,367,811	94,298	9,236,022	176,231	0
B. Off-balance sheet exposures
B.1 Non-performing loans		0	0	0	0	0
B.2 Unlikely to pay		0	0	0	0	0
B.3 Other impaired assets		0	0	0	0	0
B.4 Not impaired exposures						0
TOTAL B						0
Total A+B	31/12/2015	6,367,811	94,298	9,236,022	176,231	0

B.2 Banking group - Distribution of Balance Sheet and Off-Balance Sheet exposures to customers by geographic area (book value)
p.2

Exposures / Geographical		America	Asia		Rest of the world
		Total write-downs	Net exposure	Total write-downs	Net exposure	Total write-downs
A. Balance sheet exposures
A.1 Non-performing loans		0	0	0	(1)	0
A.2 Unlikely to pay		0	0	0	0	0
A.3 Impaired past due exposures		0	0	0	1	0
A.4 Not impaired exposures		0	0	0	(1)	(1)
TOTAL A		0	0	0	(1)	(1)
B. Off-balance sheet exposures
B.1 Non-performing loans		0	0	0	0	0
B.2 Unlikely to pay		0	0	0	0	0
B.3 Other impaired assets		0	0	0	0	0
B.4 Not impaired exposures		0	0	0	0	0
TOTAL B		0	0	0	0	0
Total A+B	31/12/2015	0	0	0	(1)	(1)

B.3 Banking Group - Distribution of Balance Sheet and Off-Balance Sheet credit exposures to banks by geographic area (book value)
p.1

Exposures / Geographical		Italy		Other european countries		America
		Net exposure	Total write-downs	Net exposure	Total write-downs	Net exposure
A. Balance sheet exposures
A.1 Non-performing loans		0	0	0	0	0
A.2 Unlikely to pay		0	0	0	0	0
A.3 Impaired past due exposures		0	0	0	0	0
A.4 Not impaired exposures		276,628	0	1,035,685	0	0
TOTAL A		276,628	0	1,035,685	0	0
B. Off-balance sheet exposures
B.1 Non-performing loans		0	0	0	0	0
B.2 Unlikely to pay		0	0	0	0	0
B.3 Other impaired assets		0	0	0	0	0
B.4 Not impaired exposures		9,666	0	91,480	0	0
TOTAL B		9,666	0	91,480	0	0
Total A+B	31/12/2015	286,294	0	1,127,165	0	0

B.4 BIG EXPOSURES
According to applicable regulations the number of large exposures are determined by referring to the "exposures" that exceed 10% of the regulatory capital, as defined by the EU Regulation. 575/2013 (cd CRR), where "exposures" mean the sum of assets at risk in cash and off-balance (excluding those deducted from the regulatory capital) against a client or group of connected clients, without applying weighting factors.
Please note that as at 31st December 2015, according to that definition, there were no large exposures in the banking group.

A.	Securitization
QUALITATIVE DISCLOSURES
Strategies and processes underlying securitization and receivable assignment transactions
Securitization transactions are carried out by the Group companies to achieve three objectives:

•	Diversification of funding sources: securitizations are a significant source of alternative funding for the Group, compared to ordinary bank funding;

•
Improvement of liquidity position: the Group’s potential ability to securitize its receivables provides significant support to the Group’s liquidity position. The excellent results of the transactions carried out so far, together with the operating companies’ reputation in the role of servicers, guarantee in fact immediate access to this instrument, in case of difficulties in the other financial markets of reference;

•
Optimization of the cost of funding: the structures used to carry out the securitizations and the quality of the receivables assigned make it possible, thanks to higher ratings, to obtain competitive funding costs.

Phases of the transactions
There are three different types of transaction:
(a) “Warehouse + ABS revolving o amortizing” transactions
(b) “ABS revolving o amortizing” transactions
(c) “Conduit” transactions
Transactions under a) consist of two distinct phases:

Warehouse phase
In this phase the securitized portfolio is progressively built up to the pre-established amount, so that the SPV can purchase the receivables in the subsequent phases, in the pre-established period of time.
The purchase of this receivable portfolio is funded with the proceeds of asset-backed securities issued in two distinct classes: (i) senior and mezzanine notes, which are subscribed in whole or in part by banks or by companies (conduits) supported by the banks participating in the transaction, which in turn fund their purchases by issuing of commercial paper; (ii) junior notes, which are subscribed in part by the Originator or by another Group company.

ABS phase (optional)
The ABS phase of the program, if any, starts when the securitized portfolio reaches a level considered adequate to issue the asset-backed securities (ABS), where market conditions allow it. Eventually, these ABS are issued in different classes and placed with European professional investors. The ABS placed with investors can be issued by either the same SPV used during the Warehouse Phase or by a new SPV, but only after the portfolio is transferred and the notes issued during the Warehouse Phase have been repaid.

In case of placement with the public at large the notes issued in the ABS Phase receive a rating by at least two rating agencies and are typically traded on a regulated exchange.
In case of private placements, the notes do not usually receive a rating.
The ABS Phase can be either revolving - where the Originator can assign for time to time additional receivables in accordance with the restrictions outlined in the securitization contract, for a pre-established period of time, so as to keep the existing portfolio at the same level as that at the time of issue - or amortizing - where the Originator cannot assign additional receivables and the portfolio amortizes.
At the end of the revolving period, or from the time the ABS are issued in case the ABS Phase is amortizing, the ABS are repaid in the pre-determined order as the portfolio amortizes.
The transactions called NIXES FIVE and NIXES SIX were structured as per above.

ABS revolving o amortizing transactions under b) are structured so that receivables are assigned en bloc; following, or concurrently with, the assignment the SPV issues and offers to European institutional investors ABS in distinct classes, to fund the purchase of the portfolio.
Also in this case, the ABS phase can be either revolving or amortizing, involving the same effects on the repayment of the ABS issued as described above under a)
This structure includes the following transactions:

•	A-BEST FOUR

•	A-BEST SEVEN

•	A-BEST NINE

•	A-BEST TEN

•	A-BEST ELEVEN

•	A-BEST TWELVE

•	A-BEST THIRTEEN.
The Conduit transactions under c) are structured in such a way as to assign receivables, for up to the amount of the program, to an SPV, which then purchases them in subsequent phases, for a pre-established period of time.
The purchase of this receivable portfolio is funded with the proceeds of asset-backed securities issued initially in two distinct classes: senior notes subscribed entirely by banks or conduits supported by the banks participating in the transaction, which in turn fund their purchase by issuing commercial paper; senior notes issued by the Originator or by another company, so as to take up the difference between the receivables assigned and the maximum amount subscribed by conduits or banks
The Originator can assign, from time to time, new receivables in accordance with the terms and condition of the securitization agreement, for a variable period, usually longer than three years, for up to the pre-established amount.
At the end of the revolving period, unlike the transactions under a) and b), there will be no placement of ABS in the market. Thus, the portfolio will begin to amortize and, subsequently, the ABS will be repaid according to the pre-established order of priority.
This is the structure of ERASMUS and FAST 3.

Revolving structure
Transactions with a revolving structure, as described above, can call for the SPV to purchase, for a pre-established period of time, additional receivable portfolios with the same legal and financial structure and a similar risk profile, funding the purchase solely with the proceeds from the receivables in the portfolio existing at the time of issue of the ABS and assigned previously by the Originator.
The revolving structure allows the fixed costs of the transaction to be amortized over a longer period of time, thereby optimizing the cost of the transaction.
At the end of the revolving phase, the notes issued are repaid as the underlying receivables are collected.

Liquidity line
The Originator may be required in every transaction, and in ways that can differ formally from one another, to make available a liquidity line or a cash deposit to the SPV.
The amount is established by contract and is such as to allow the vehicle to meet temporary liquidity shortfalls (typically, at payment dates) that should occur in apply the waterfall payment structure described below.

Waterfall structure
The payment waterfall identifies priorities in the allocation of the cash available within the SPV.
Typically, securitization transactions have a similar waterfall structure, which calls for a pre-established payment order to be followed at every payment date.
In the case of transactions originated from retail receivables, where there is typically a distinction between income (i.e. the discount deriving from the receivable assignment) and principal of the receivables collected by the SPV, the waterfall provides - in a simplified way - for the following types of payment:

INCOME
(a) Vehicle expenses (mainly expenses related to the service providers of the transaction)
(b) Swap (required by contract to immunize the SPV against interest rate risk)
(c) Servicer compensation
(d) Interest on the notes
(e) Liquidity line repayment/interest
(f) Provisions for past due receivables
(g) Other items

PRINCIPAL
(a) Any payments required but not made in relation to the above income waterfall
(b) Purchase of receivables (during the revolving period)
(c) Repayment of notes issued (at the end of any revolving period)
(d) Other items

In the case of transactions originated from dealer financing receivables, given the different portfolio characteristics, cash management arrangements are in place so that upon receipt of the following:
(a) Current account balance
(b) Release of funds from structure on the cash reserve
(c) Receivable collections
(d) Issue of new senior notes, if any
(e) Issue of new junior notes, if any
the following payments are made:

(a) Vehicle expenses
(b) Interest on senior notes
(c) Provision of funds in the structure on the cash reserve
(d) Purchase of receivables (during the revolving period)
(e) Any repayment of senior notes
(f) Interest on junior notes
(g) Any repayment on junior notes

Servicing activity
Within the FCA Bank Group, the services is always the Originator. Moreover, FCA Bank acts as coordinator in the ERASMUS transaction and performance guarantor in the ERASMUS, NIXES FIVE, NIXES SIX and A-BEST ELEVEN transactions.
The role of servicer of the transactions requires compliance with several qualitative standards related to the proper management of the assets underlying the notes issued by the SPV and an adequate organizational structure in terms of management and specialized personnel.
From an operational point of view, the servicer:
a) manages existing contracts according to its own credit and collection policies and the law, in agreement with the SPV and the Trustee/Representative of Noteholders of the transaction, with reporting obligations also to the rating agencies in case of significant events;
b) records collections and recoveries, transferring the relevant amounts. Collections by the servicer of the various transactions are transferred to the SPV according to a pre-established schedule in each transaction (typically every day) and are kept in interest-paying current accounts until the next payment date. The funds are then used to make payments in accordance with the waterfall structure or, alternatively, in case of transactions in Warehouse Phase or in ABS Revolving Phase, until when they can be used to pay for the purchase of additional receivables;
c) monitors, reports on and checks the transaction (the roles of Paying Agent / Calculation Agent / Agent Bank are assigned to a different bank).
The servicer receives compensation on an arm’s length basis.

Rating agencies
The securitization transactions were structured in such a way as to obtain, in case of publicly traded notes, the highest rating for the senior notes issued by the SPV. For all the existing publicly traded senior and mezzanine ABS (excluding junior ones) ratings were obtained from at least two of the four main rating agencies (Standard&Poor’s, Moodys’ Investor Service, DBRS and Fitch Ratings).
The senior and mezzanine notes placed privately are assigned a rating (privately), depending on the needs of the subscriber. Junior notes are not assigned a rating.

Performance of securitizations
The assigned receivable portfolios delivered excellent performances, as indicated in the reports produced by the servicer and in the reports prepared by the Calculation Agent (for the benefit of investors, in the case of publicly traded notes).
This is attested also, in some cases, by the upgrade of the ratings assigned by the agencies to certain notes.
Following the downgrading of the Italian Republic by the rating agencies, and in application of the rating agencies’ internal methodologies, recently the senior notes of the transactions originated by the Group to securitize receivables originated in Italy were downgraded by some agencies.
The portfolios are well within the limits and fully compliant with the restrictions set within the different transactions and no event took place which made the portfolio non-compliant in terms of the triggers monitored.

The triggers related to the portfolio are monitored, regarding the transactions originated from retail receivables, on every date of assignment of the Warehouse and Revolving Phases (no monitoring is carried out for amortizing transactions because their portfolios are static, i.e. they are not subject to changes due to revolving assignments, and receive a rating from the rating agencies only at the beginning of the transaction. Accordingly, the monitoring of the performance is for information purposes only).
On the other hand, portfolio performance is monitored on a quarterly basis.
Regarding transactions originated from dealer financing receivables, triggers and portfolio performances are monitored at least once a month, showing regular performance for the assigned receivables.

QUANTITATIVE DISCLOSURES
The attached tables summarize the information related to the main securitization transactions existing at 31 December 2015.
It is worthy of note that these transactions, which had Group companies as originators, were completed this year or in previous years. In every case, at the end of the amortization period, the Originator exercised the clean-up option, as provided for by the relevant contracts, whereby the Originator reserves the right - upon reaching a minimum portfolio amount provided for by contract - to buy back the remaining portfolio to complete the transaction.

SPV	Date of Clean-up
FIRST Italian Auto Transaction S.p.A.	28/07/2006
SECOND Italian Auto Transaction S.p.A.	29/09/2006
ABSOLUTEFUNDING S.r.l.	22/02/2008
FCC FAST	27/11/2008
A-BEST THREE Plc	10/07/2009
NIXES/A-BEST	21/04/2011
QUASAR	13/05/2011
NIXES TWO/A-BEST TWO	01/10/2011
A-BEST SIX	15/07/2013
STAR	15/01/2014
A-BEST FIVE	20/05/2014
A-BEST EIGHT	16/03/2015
NIXES THREE	31/03/2015
NIXES FOUR	01/06/2015
FCT FAST 2	30/07/2015

Characteristics of securitization transactions

EUR /000	A-BEST THIRTEEN			A-BEST TWELVE			A-BEST ELEVEN			A-BEST TEN			A-BEST NINE			A-BEST SEVEN			A-BEST FOUR
Start date	Dec-15			Aug-15			Mar-15			Oct-14			Jun-14			Jun-12			Dec-09
Transaction type	Public			Public			Public			Public			Public			Public			Public
Originator	FCA CAPITAL España E.F.C.			FCA Bank S.p.A.			FCA Bank Deutschland GmbH			FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.
Servicer	FCA CAPITAL España E.F.C.			FCA Bank S.p.A.			FCA Bank Deutschland GmbH			FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.
Arranger	Unicredit /Citibank			Unicredit / Banca IMI			LBBW / Crédit Agricole - CIB			Unicredit /Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB			Unicredit / RBS / Crédit Agricole-CIB			Crédit Agricole-CIB
Joint Lead Manager	na			na			LBBW / Crédit Agricole - CIB			Citibank / Unicredit / JPMorgan / Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB			Unicredit / RBS / Crédit Agricole-CIB			Crédit Agricole-CIB
Underlying assets	Spanish AutoLoans			Italian AutoLoans			German AutoLoans			Italian AutoLoans			Italian AutoLoans			Italian AutoLoans			Italian AutoLoans
Currency (CCY)	EUR			EUR			EUR			EUR			EUR			EUR			EUR
Transfer of collections (frequency)	daily			daily			daily			daily			daily			daily			daily
Programme Amount CCY/000	NA			NA			NA			NA			NA			NA			NA
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	225.500	71,6%	1M E+1,00	688.000	86,0%	1M E+0,70	454.000	86,7%	1M L+47	419.200	87,0%	1M E+0,55	347.000	84,7%	1M E+0,75	46.500	45,5%	1M E+230	384.208	62,8%	1M E+40
Class B (Mezzanine)	36.500	11,6%	1M E+1,40	72.000	9,0%	1M E+1,20	15.000	2,9%	1M L+115	22.500	4,7%	1M E+0,87	22.500	5,5%	1M E+1,20	29.500	28,9%	350	0	0,0%	0
Class C (Mezzanine)	0	0,0%	0	0	0,0%	0	15.000	2,9%	NA	10.000	2,1%	300,00	10.000	2,4%	300,00	0	0,0%	NA	0	0,0%	0
Class D (Mezzanine)	0	0,0%	0	0	0,0%	0	13.000	2,5%	NA	5.000	1,0%	450,00	5.000	1,2%	450,00	0	0,0%	NA	0	0,0%	0
Junior Tranche (Subordinated)	53.000	16,8%	VR	40.000	5,0%	VR	26.500	5,1%	VR	25.000	5,2%	VR	25.000	6,1%	VR	26.100	25,6%	VR	228.000	37,2%	VR
Struttura delle tranches originaria	Ammontare	%	Tranche	Ammontare	%	Tranche	Ammontare	%	Tranche	Ammontare	%	Tranche	Ammontare	%	Tranche	Ammontare	%	Tranche	Ammontare	%	Tranche
Classe A (Senior)	225.500	71,6%	RETAINED	688.000	86,0%	RETAINED	454.000	86,7%	RETAINED	437.500	87,5%	PUBLIC	437.500	87,5%	PUBLIC	314.400	85,0%	PUBLIC	1.322.000	85,3%	PUBLIC
Classe B (Mezzanine)	36.500	11,6%	RETAINED	72.000	9,0%	RETAINED	15.000	2,9%	PUBLIC	22.500	4,5%	PUBLIC	22.500	4,5%	PUBLIC	29.500	8,0%	PUBLIC	0	0,0%	NA
Classe C (Mezzanine)	0	0,0%	NA	0	0,0%	NA	15.000	2,9%	NA	10.000	2,0%	RETAINED	10.000	2,0%	RETAINED	0	0,0%	NA	0	0,0%	NA
Classe D (Mezzanine)	0	0,0%	NA	0	0,0%	NA	13.000	2,5%	NA	5.000	1,0%	RETAINED	5.000	1,0%	RETAINED	0	0,0%	NA	0	0,0%	NA
Titoli Junior (Subordinated)	53.000	16,8%	RETAINED	40.000	5,0%	RETAINED	26.500	5,1%	RETAINED	25.000	5,0%	RETAINED	25.000	5,0%	RETAINED	26.100	7,1%	RETAINED	228.000	14,7%	RETAINED
Current rating	Fitch	DBRS		Fitch	DBRS		S&P	Moody's		Fitch	DBRS		Fitch	DBRS		S&P	DBRS		S&P	DBRS
Class A (Senior)	AA+	AAA		AA+	AAA		AAA	Aaa		AA+	AAA		AA+	AAA		AA-	AAA		AA-	AAA
Class B (Mezzanine)	A	AA[low]		A	A		AA	Aa2		A	A		A	A		A	AA		NA
Class C (Mezzanine)	NA			NA			A+	A1		BBB	BBB		BBB	BBB		NA			NA
Class D (Mezzanine)	NA			NA			A-	Baa2		BBBL	BBB-		BBBL	BBB-		NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated			Unrated			Unrated			Unrated			Unrated			Unrated
NOTE
NA = Not applicabile
WAL (aa) = Weighted Average Life (years)
VR = Variable Return
1M E = Euribor 1 month
1M L = Libor 1 mese
VR = Variable Return
Coupon (bps) = base rate + margin

EUR /000	NIXES SIX			NIXES FIVE			FAST 3			ERASMUS FINANCE
Start date	Dec-13			Nov-12			Dec-15			Jun-06
Transaction type	Private			Private			Private			Private
Originator	FCA Automotive Services UK Ltd			FCA Bank Deutschland GmbH			FCA Bank S.p.A.			FCA BANK DEUTSCHLAND GMBH FCA CAPITAL FRANCE SA FCA DEALER SERVICES ESPANA SA
Servicer	FCA Automotive Services UK Ltd			FCA Bank Deutschland GmbH			FCA Bank S.p.A.			FCA BANK DEUTSCHLAND GMBH FCA CAPITAL FRANCE SA FCA DEALER SERVICES ESPANA SA
Arranger	Citibank / BAML / JPMorgan / Crédit Agricole-CIB			Citibank / BAML/Crédit Agricole-CIB			Crédit Agricole-CIB			Crédit Agricole-CIB
Underlying assets	UK AutoLoans			German AutoLoans and Leasing			Italian Dealers' Payables			German / French / Spanish Dealers' Payables
Currency (CCY)	EUR			EUR			EUR			EUR
Transfer of collections (frequency)	daily			daily			daily			daily
Programme Amount CCY/000	900,000,000 (1)			525,000,000 (1)			480,000,000 (1)			340,000,000 (1)
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	900.000	67,1%	NA	478.130	89,1%	NA	514.082	69,0%	NA	340.000	75,9%	NA
Class B (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA	NA	0,0%	NA	NA	0,0%	NA
Class C (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA	NA	0,0%	NA	NA	0,0%	NA
Class D (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA	NA	0,0%	NA	NA	0,0%	NA
Junior Tranche (Subordinated)	440.746	32,9%	VR	58.288	10,9%	VR	231.033	31,0%	VR	107.875	24,1%	VR
Current rating (private)
Class A (Senior)	Unrated			Unrated			Unrated			Unrated
Class B (Mezzanine)	NA			NA			NA			NA
Class C (Mezzanine)	NA			NA			NA			NA
Class D (Mezzanine)	NA			NA			NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated			Unrated			Unrated

NOTE
(1) Programme limit funded by third counterparties
NA = Not applicabile
WAL (aa) = Weighted Average Life (years)
VR = Variable Return
1M E = Euribor 1 month
1M L = Libor 1 mese
VR = Variable Return
Coupon (bps) = base rate + margin

C. Securitization transactions
C.1 Exposure from the main “in-house” securitisation transaction broken down by type of securitised asset and by type of exposure

TYPE OF SECURITISED ASSETS/ EXPOSURES	BALANCE-SHEET EXPOSURE						GUARANTEES GIVEN						CREDIT FACILITIES

	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs	Carrying Value	Write-Downs/ Write-Backs
A.Totally derecognised
B. Partially derecognised
C. Not derecognised
- Factoring	0	0	34.082	0	373.731	0	0	0	0	0	0	0	0	0	0	0	0	0
- of which impaired	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
- Other loans	1.227	0	30.000	0	943.849	0	0	0	0	0	0	0	0	0	0	0	0	0
- of which impaired	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

C.3 SPECIAL POURPOSE VEHICLE
€/000
Name of securitization/Spes	Country of incorporation	Consolidation	Assets			Liabilities
			Loans and receivebles	Debt securities	Other	Senior	Mezzanine	Junior

A-BEST THIRTEEN FT	Madrid - Spain	Full consolidation	320.363	0	0	225.662	36.538	58.162
A-BEST ELEVEN UG	Frankfurt am Main - Germany	Full consolidation	459.609	0	63.835	454.000	43.000	26.445
A-BEST TEN S.r.l.	Conegliano (TV) - Italia	Full consolidation	325.488	0	41.741	278.100	37.500	25.000
A-BEST NINE S.r.l.	Conegliano (TV) - Italia	Full consolidation	216.015	0	44.472	172.400	37.500	25.000
A-BEST SEVEN S.r.l.	Milano - Italia	Full consolidation	33.912	0	24.473	0	13.800	26.100
A-BEST FOUR S.r.l.	Conegliano (TV) - Italia	Full consolidation	228.344	0	32.957	32.601	0	228.000
Nixes Six PLc	Londra - Uk	Full consolidation	1.304.786	0	69.645	900.000	0	420.313
Nixes Five Ltd	Island of Jersey	Full consolidation	511.084	0	13.395	478.131	0	46.348
Fast 3 S.r.l.	Milano - Italia	Full consolidation	775.769	0	15.532	480.000	34.082	231.033
Erasmus Finance Limited	Dublino - Irlanda	Full consolidation	356.164	0	80.027	340.000	0	10.875

C.5 Servicer activities - Collections of securitised loans and redemptions of securities issued by the securitisation’s vehicle
Servicer	Special Purpose Vehicle	Securitised Assets (year end figures)		Loans collected during the year		Percentage of securities redeemed (year end figures)

		Impaired	Performing	Impaired	Performing	Senior		Mezzanine		Junior
						Impaired Assets	Performing Assets	Impaired Assets	Performing Assets	Impaired Assets	Performing Assets
FCA CAPITAL España E.F.C.	A-BEST THIRTEEN	7	292,962	0	18,904
FCA Bank S.p.A.	A-BEST TWELVE	0	0	0	0
FCA Bank Deutschland GmbH	A-BEST ELEVEN	4,895	454,714	0	208,143		100%		100%	0.21%	99.79%
FCA Bank S.p.A.	A-BEST TEN	63	325,425	64	163,318		36.43%
FGA CAPITAL S.p.A.	A-BEST NINE	78	215,938	83	190,007		60.59%
FCA Bank S.p.A.	A-BEST SEVEN	50	33,863	97	61,804		100%		53.22%
FCA Bank S.p.A.	A-BEST FOUR	380	227,964	667	349,762		26.60%
FCA Automotive Services UK Ltd	NIXES SIX	12,691	1,292,095	0	0
FCA Bank Deutschland GmbH	NIXES FIVE	5,287	505,797	0	196,942		100			2.62%	97.38%
FCA Bank S.p.A.	FAST 3	1,056	774,713	0	0
FCA BANK DEUTSCHLAND GMBH	ERASMUS FINANCE	1,546	161,682	0	767,674
FCA CAPITAL FRANCE SA	ERASMUS FINANCE	0	104,379	0	617,066		100%
FCA DEALER SERVICES ESPANA SA	ERASMUS FINANCE	0	0	0	507,112

E.	Sales Transactions
QUALITATIVE DISCLOSURES

E.1 Banking Group - Financial assets sold not derecognised: book value and full value
p.3

Type / Portfolio		Loans and receivables with banks			Loans and receivables with customers			Total
		A	B	C	A	B	C	12/31/2015	12/31/2014
A. Balance-sheet assets		0	0	0	5,488,306	94,466	0	5,582,772	(1,581,444)
1. Debt securities		0	0	0	0	0	0	0	0
2. Equity securities		x	x	x	x	x	x	0	0
3. UCIS		x	x	x	x	x	x	0	0
4. Loans		0	0	0	5,488,306	94,466	0	5,582,772	(1,581,444)
B. Derivatives		x	x	x	x	x	x	0	0
Total	31/12/2015	0	0	0	5,488,306	94,466	0	5,582,772	x
of which impaired		0	0	0	0	0	0	0	x
Total	31/12/2014	0	0	0	0	0	0	x	(1,581,444)
of which impaired		0	0	0	0	0	0	x	(6,228)

E.2 Banking Group - Financial liabilities relating to financial assets sold and not derecognised: book value
Liabilities/portfolio assets		Financial assets held for trading	Financial assets carried at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables with banks	Loans and receivables with customers	Total
1. Deposits from customers		0	0	0	0	0	0	0
a) related to fully recognised assets		0	0	0	0	0	0	0
b) relating to partially recognised assets		0	0	0	0	0	0	0
2. Deposits from banks		0	0	0	0	0	0	0
a) related to fully recognised assets		0	0	0	0	0	0	0
b) relating to partially recognised assets		0	0	0	0	0	0	0
3. Debt securities in issue		0	0	0	0	0	2,846,201	2,846,201
a) related to fully recognised assets		0	0	0	0	0	2,846,201	2,846,201
b) relating to partially recognised assets		0	0	0	0	0	0	0
Total	31/12/2015	0	0	0	0	0	2,846,201	2,846,201
Total	31/12/2014	0	0	0	0	0	1,161,357	1,161,357

F. BANKING GROUP -     Credit risk measurement models
1.2 Banking Group - Market Risks
A. General aspects
Market risk is the risk of loss from trading in financial instruments (held-for-trading portfolio), currencies and commodities due to market trends and the issuer’s situation. The types of market risk to which the FCA Bank Group is exposed are exchange rate risk and position risk.
Exchange rate risk arises by financing subsidiaries operating in countries that adopt currencies other than the euro. At 31 December 2015, this type of risk was not significant as the Group’s net open currency position was lower than the materiality threshold (2% of supervisory capital).
Position risk arises in connection with derivative transactions entered into by the Group following the structuring of securitization transactions. The Group is exposed to this risk solely in relation to the derivative transactions entered into to hedge against interest rate risk. In fact, the Group does not hold any other securities, other than those necessary to meet the liquidity ratios set by regulators.

The Group does not carry out trading activities and, strictly speaking, it is not exposed to market risk. Nevertheless trading derivatives (Interest rate swap) related to Securitization programs are assessed in regulatory portfolio. These financial instruments are allocated as Held for trading financial assets.

The main risk management tool is an exposure to each counterparty within limits consistent with the lowest credit rating - as defined by the Company’s Asset and Liability Policy and as measured through ratings assigned by prime international rating agencies - considered acceptable by the Group for each such counterparty, in both short and medium/long-term transactions (the only exception being related parties).

Organizational structure

•	Board of Directors is responsible for managing, setting policies and reviewing the compliance, and appropriateness, of the risk management structure;

•	Advisory Board is responsible for monitoring the Company’s and the Group’s position on interest rate risk and liquidity risk;

•	Finance & Control Committee is responsible for monitoring the Group’s position on market risk and to define strategies to hedge significant risks;

•	Group Internal Risk Committee is responsible for setting policies on, and monitoring the proper working of, the Group’s internal control system and is convened whenever there is a crisis situation;

•	ALM Internal Committee (I.C) is responsible for:
- monitoring the consistency between the market risk hedging transactions approved and those executed every month;
- approving the risk hedging transactions to be carried out;

•	Treasury is responsible for:
- carrying out hedging transactions;
- controlling the trading process;
- defining the hedging strategy within the limits set by ALM I.C
- carrying out on an ongoing basis, through its own staff, first-level controls on exchange rate and position risk hedging and monitoring activities.

•	ALM & Financial Reporting is responsible for:
- monitoring the exchange rate risk for the currencies in which the group operates;
- monitoring position risk;

- preparing reports for the ALM I.C;
- performing the required stress tests;
- carrying out on an ongoing basis, through its own staff, first-level controls on interest rate hedging and monitoring activities.

•	Risk & Permanent Control performs systematic controls on the proper application of Treasury/ALM & FR procedures, including the relevant controls.

1.2.1 Interest rate and price risk - Trading book
The trading book includes the OTC derivative contracts entered into in connection with the securitization transactions (so called back-to-back) that are not designated as hedges.

1. Portfolio: distribution by maturity (repricing date) of financial assets and liabilities
Type/Residually Maturity	On demand	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	5 to 10 years	Over 10 years	Unspecified maturity
Balance-sheet assets	-	-	-	-	-	-	-	-
1.1 Debt securities	-	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-
2. Balance-sheet liabilities	-	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-
3. Financial derivatives
3.1 Phisically settled Fin. derivatives
- Option
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2Cash settled Fin. derivatives
- Options
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	4,650	-	-	-	-	-	-	-
+ Short positions	(8,004)	-	-	-	-	-	-	-

1.2.2 Interest rate and price risk - Banking Book
A. Overview
The FCA Bank Group’s has an exposure to interest rate risk to the extent that changes in interest rates affect its interest spreads. More specifically, the risk lies in the mismatch or gap between the reset dates (date when the interest rate is set: for fixed-rate instruments this is the maturity date while for floating-rate instruments this is the end of the interest period) for assets and liabilities.

B. Management processes and risk measurement methods
Regarding interest rate risk management, Treasury, which does not act in a profit centre capacity, executes solely risk hedging activities, thereby minimizing the impact deriving from the volatility of interest rates.
This activity is carried out also for the Group’s subsidiaries. Risk mitigation occurs through derivative transactions entered into on the basis of standard contracts (ISDA, International Swaps and Derivatives Association).
To calculate interest rate risk exposure, the following methodologies have been used:

•
Reset Gap Analysis: this methodology is designed to determine the difference between the amount of assets and liabilities with a reset date in the same time bucket. Maturity gap is the difference between the total value of the assets and liabilities maturing/showing a reset date in a specific bucket. Maturity gaps are grouped in buckets and totalled within each such bucket. The ratio of this total to the total assets maturing/showing a reset date in the bucket is defined as gap mismatch index. Financial risk management sets maximum limits for the gap mismatch index, which cannot deviate for more than ± 10%;

•
Duration Analysis: this methodology is designed to determine the difference between the duration of assets and that of liabilities analysed by reset date. In particular, the assets maturing/resetting in a given month are totalled and discounted to present value at the appropriate rate, as calculated on the basis of the interest rates prevailing in the market at the end of the month under analysis. The sum of all the assets so discounted, as weighted by their effective term to maturity in months, divided by the total of all discounted assets, is called asset duration. The liabilities maturing/resetting in a given month are totalled and discounted to present value at the appropriate rate, as calculated on the basis of the interest rates prevailing in the market. The sum of all the liabilities so discounted, as weighted by their effective term to maturity in months, divided by the total of all discounted assets, is called liabilities duration. The difference between asset duration and liabilities duration as a percentage share of asset duration is called duration gap index. Financial risk management sets maximum limits for the duration gap index, which cannot deviate for more than ± 5%;

To ensure compliance with the limits set at the consolidated level by the Asset & Liability Policy, Treasury uses derivative instruments, such as interest rate swaps, to remedy any mismatches by aligning the reset date profiles of assets and liabilities.

Organizational structure
To manage interest rate risk in an accurate and balanced manner, the Group has established a specific corporate governance structure.
To this end, certain Committees/Meetings are mainly for information purposes and are also intended to set out general strategies to hedge the financial and market risks to which the Group is exposed, particularly:

•	Board of Directors is responsible for managing, setting policies and reviewing the compliance, and appropriateness, of the risk management structure;

•	Advisory Board is responsible for monitoring the Company’s and the Group’s position on interest rate risk;

•	Finance & Control Committee is responsible for monitoring the Group’s position on interest rate risk and to define strategies to hedge significant risks;

•	Group Internal Risk Committee is responsible for setting policies on, and monitoring the proper working of, the Group’s internal control system and is convened whenever there is a crisis situation;

•	ALM Internal Committee (I.C) is responsible for:
- monitoring the consistency between the interest rate risk hedging transactions approved and those executed every month;
- approving the risk hedging transactions to be carried out every month;

•	Treasury is responsible for:
- carrying out hedging transactions;
- controlling the trading process;
- defining the hedging strategy within the limits set by ALM I.C.
- carrying out on an ongoing basis, through its own staff, first-level controls on interest rate risk.

•	ALM & Financial Reporting is responsible for:
- monitoring the interest rate risk for the currencies in which the group operates;
- preparing reports for the ALM I.C;
- performing the required stress tests;
- carrying out B/O activities on the Treasury department’s transactions;
- carrying out on an ongoing basis, through its own staff, first-level controls on interest rate hedging and monitoring activities.

•	Risk & Permanent Control performs systematic controls on the proper application of Treasury/ALM & FR procedures, including the relevant controls.

Quantitative disclosures

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities

Type / Residual maturity	On demand	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	5 to 10 years	Over 10 years	Unspecified maturity
Balance-sheet assets	5,407,406	4,140,040	641,072	1,593,627	2,974,073	297,633	12	-
1.1 Debt securities	(1,854,641)	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	(1,854,641)	-	-	-	-	-	-	-
1.2 Loans to banks	1,043,715	148,661	5	119,929	-	-	-	-
1.3 Loans to customers	6,218,332	3,991,379	641,067	1,473,698	2,974,073	297,633	12	-
- current accounts	6,923	-	-	-	-	-	-	-
- Other loans	6,211,409	3,991,379	641,067	1,473,698	2,974,073	297,633	12	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	6,211,409	3,991,379	641,067	1,473,698	2,974,073	297,633	12	-
2. Balance-sheet liabilities	11,745,635	2,159,410	30,000	325,498	1,081,990	-	-	-
2.1 Due to customers	245,345	3,165	-	70,490	-	-	-	-
- Current accounts	245,345	-	-	-	-	-	-	-
- Other loans	-	3,165	-	70,490	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	-	3,165	-	70,490	-	-	-	-
2.2 Due to banks	3,256,040	2,156,245	30,000	255,008	1,081,990	-	-	-
- Current accounts	2,660,299	-	-	-	-	-	-	-
- Other loans	595,741	2,156,245	30,000	255,008	1,081,990	-	-	-
2.3 Debt securities	8,244,250	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	8,244,250	-	-	-	-	-	-	-
2.4 Other liabilitieS	-	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-
3. Financial derivatives
3.1 Phisically settled Fin. derivatives
- Option
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2Cash settled Fin. derivatives
- Options
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
4. Other off-balance sheet
+ Long positions	-	8,190,534	776,325	18,762	5,995,367	-	-	-
+ Short positions	-	(5,648,781)	(1,281,017)	(1,054,092)	(6,341,598)	(653,929)	-	-

1.2.4 Derivative instruments
A. FINANCIAL DERIVATIVES

A.1 Regulatory trading portfolio: end of period notional amounts
Underlying assets / Type of derivatives	Total	31/12/2015	Total	31/12/2014
	Over the counter	Clearing House	Over the counter	Clearing House
1. Debt securities and interest rate indexes	4,657,402	-	4,737,236	-
a) Options	-	-	-	-
b) Swap	4,657,402	-	4,737,236	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlyings	-	-	-	-
Total	4,657,402	-	4,737,236	-

A.2 Banking book: nominal amounts at year-end

A.2.1 Notional amounts

Underlying assets / Type of derivatives	Total	31/12/2015	Total	31/12/2014
	Over the counter	Clearing House	Over the counter	Clearing House
1. Debt securities and interest rate indexes	14,563,593	-	12,130,698	-
a) Options	-	-	-	-
b) Swap	14,563,593	-	12,130,698	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	417,395	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	417,395	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlyings	-	-	-	-
Total	14,980,988	-	12,130,698	-

A.3 Financial derivatives: gross positive fair value - breakdown by product
Portfolios / Types of derivatives	Positive fair value
	Total	31/12/2015	Total	31/12/2014
	Over the counter	Clearing House	Over the counter	Clearing House
A. Regulatory trading portfolio	4,650	-	13,154	-
a) Options	-	-	-	-
b) Interest rate swap	4,650	-	13,154	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Other	-	-	-	-
B. Banking book - Hedging derivatives	95,504	-	83,603	-
a) Options	-	-	-	-
b) Interest rate swap	90,048	-	83,603	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	5,456	-	-	-
f) Futures	-	-	-	-
g) Other	-	-	-	-
C. Banking book - Other derivatives	-	-	(1)	-
a) Options	-	-	-	-
b) Interest rate swap	-	-	(1)	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	100,154	-	96,756	-

A.4 Financial derivatives: gross negative fair value - breakdown by product
Portfolios / Types of derivatives	Negative fair value
	Totale	31/12/2015	Totale	31/12/2014
	Over the counter	Clearing House	Over the counter	Clearing House
A. Regulatory trading portfolio	8,030	-	16,140	-
a) Options	-	-	-	-
b) Interest rate swap	8,030	-	16,140	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
B. Banking book - Hedging derivatives	55,630	-	73,790	-
a) Options	-	-	-	-
b) Interest rate swap	55,630	-	71,195	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
C. Banking book - Other derivatives	-	-	-	-
a) Options	-	-	-	-
b) Interest rate swap	-	-	-	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	63,660	-	89,930	-

A.5 OTC Financial derivatives: regulatory trading portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreement
Contracts not included in netting agreement	Governments and central banks	Other public-sector entities	Banks	Financial companies	Insurance companies	Non-financial companies	Other entities
1. Debt securities and interest rate indexes
- notional amount	-	-	4,657,702	-	-	-	-
- positive fair value	-	-	4,650	-	-	-	-
- negative fair value	-	-	8,004	-	-	-	-
- future exposure	-	-	-	-	-	-	-
2. Equity instruments and stock indexes
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
3. Gold and currencies
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
4. Other instruments
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-

A.7 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreement
Contracts not included in netting agreement	Governments and central banks	Other public-sector entities	Banks	Financial companies	Insurance companies	Non-financial companies	Other entities
1. Debt securities and interest rate indexes
- notional amount	-	-	14,563,593	-	-	-	-
- positive fair value	-	-	90,050	-	-	-	-
- negative fair value	-	-	55,630	-	-	-	-
- future exposure	-	-	-	-	-	-	-
2. Equity instruments and stock indexes
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
3. Gold and currencies
- notional amount	-	-	417,395	-	-	-	-
- positive fair value	-	-	5,455	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
4. Other instruments
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-

A.9 OTC financial derivatives - residual life: notional amounts
Underlying / residual		Up to 1 year	Over 1 year up to 5 year	Over 5 year	Total
A. Regulatory trading book		-	-	-	-
A.1 Financial derivative contracts on debt securities and interest rates		1,681,244	2,976,158	0	4,657,402
A.2 Financial derivative contracts on equity securities and stock indexes		-	-	-	-
A.3 Financial derivative contracts on exchange rates and gold		-	-	-	-
A.4 Financial derivative contracts on other values		-	-	-	-
B. Banking book		-	-	-	-
B.1 Financial derivative contracts on debt securities and interest rates		2,546,859	11,969,919	46,816	14,563,594
B.2 Financial derivative contracts on equity securities and stock indexes		-	-	-	-
B.3 Financial derivative contracts on exchange rates and gold		417,395	-	-	417,395
B.4 Financial derivative contracts on other values		-	-	-	-
Total	31/12/2015	4,645,499	14,946,077	46,816	19,638,391
Total	31/12/2014	3,999,740	12,740,360	48,000	16,788,100

3 Banking Group - Liquidity Risk
Qualitative disclosures

A.	Overview, management processes and methods to measure liquidity risk.
Liquidity risk reflects the Company’s inability to meet its obligations as they come due. Specifically, liquidity risk involves the Company’s inability to renew, extend, refinance, in whole or in part, its borrowings in its various forms, whether structured or unstructured, over the time horizon considered.

To facilitate the proper identification and management of liquidity risk, it is worthy of note that:

•
the Group’s financial management activities are centralized at Parent Company level, where the Treasury department is responsible for the proper financial management of all the subsidiaries. Moreover, all structured finance transactions are negotiated and managed at the central level;

•	the Parent is the only Group company with a rating assigned by Fitch Ratings, Moody’s e Standard&Poor’s. In this sense, all bank accounts and lines of credit are managed at the central level;

•	all of the Group companies refer to the Parent Company for their borrowing requirements through negotiations for the most appropriate financing instruments.

The Group manages this risk by matching assets and liabilities in terms of amounts and maturities. This management activity, together with the availability of substantial lines of credit (including those by Crédit Agricole, the banking shareholder), allows the Company and its subsidiaries to reduce to a minimum their liquidity risk. Liquidity conditions are measured monthly by currency (Euro, British pound, Swiss franc, Danish krone and Polish zloty).

The liquidity risk management model hinges around such key activities as:

•	management of operating liquidity and structural liquidity, including through regularly revised and updated cash flow schedules;

•	constant monitoring of cash flows and adoption of metrics to measure and control exposure to liquidity risk (maturity mismatch approach);

•	setting limits to the exposure and concentration regarding liquidity risk;

•	stress tests to evaluate risk exposure under stressful conditions;

•
preparation of the Contingency Funding Plan intended to define the roles and responsibilities, the processes, actions to undertake and the identification of risk mitigation techniques to be adopted in case a sudden liquidity crisis is signalled by early warning indicators (EWI).

With reference to the management and monitoring of liquidity risk implemented by FCA Bank at the consolidated level, a distinction is made between:

•
management of short-term liquidity risk, involving what is known as operating liquidity, typically with a time horizon of up to one year, with an impact on the Group’s liquidity over the cited time horizon;

•
management of medium/long-term liquidity risk, involving what is known as structural liquidity, that is the management of all the events that impact the Group’s liquidity position. The primary objective is to maintain an adequately steady ratio between medium/long-term assets and liabilities obtained by comparing the asset and liability maturity profiles, thus:

    - avoiding pressures on current and prospective short-term liquidity sources; and
- optimizing in the meantime funding costs for current business activities.

The methodological approach adopted by the FCA Bank Group to measure risk requires - with reference to both operating liquidity and structural liquidity - the calculation of the:

•	Maturity Ladder, which is used to calculate, monitor and control any liquidity shortfall by maturity bucket; and

•	Cumulative Liquidity Gap, which is used to calculate progressive cash flows and identifies the presence of any negative cash flows that would require hedging.

The Group, consistent with the Basel 3 framework, calculates:

•	the Liquidity Coverage Ratio (LCR) every month;

•	the Net Stable Funding Ratio (NSFR) every quarter.

With reference to the liquidity coverage ratio, the Group manages any requirements through instruments that comply with the FCA Bank Group’s liquidity policy. The high-quality liquidity assets (HQLA) necessary to meet the liquidity coverage ratio are managed, at the consolidated level, by the Treasury department of the Parent Company, the only exception being the foreign subsidiaries which are subject to similar LCR requirements set by local supervision authorities.

Organizational structure
The Group’s governance model provides for specific processes to manage and control liquidity risk, which are strongly integrated with those in place to manage interest rate risk, which unfold at different levels of the organizational structure:

•	Board of Directors is responsible for managing, setting policies and reviewing the compliance, and appropriateness, of the risk management structure;

•	Advisory Board is responsible for monitoring the Company’s and the Group’s position on liquidity risk;

•
Group Internal Risk Committee is responsible for setting policies on, and monitoring the proper working of, the Group’s internal control system and is convened whenever there is a liquidity crisis situation in the market or affecting the Company (Contingency Funding Plan), as reported by the competent corporate function;

•	Finance & Control Committee is responsible for monitoring the Group’s position on liquidity risk and to define strategies to hedge significant risks.

•	ALM Internal Committee (I.C.) is responsible for:
- monitoring the consistency between the liquidity risk hedging transactions approved and those executed every month;

•	Treasury is responsible for:
- carrying out hedging transactions;
- controlling the trading process;
- defining the hedging strategy within the limits set by ALM I.C.
- carrying out on an ongoing basis, through its own staff, first-level controls on liquidity risk hedging and monitoring activities.

•	ALM & Financial Reporting is responsible for:
- monitoring, at the consolidated level, the liquidity risk for the currencies in which the group operates
- preparing reports for the ALM I.C.
- performing the required stress tests
- carrying out on an ongoing basis, through its own staff, first-level controls on liquidity risk hedging and monitoring activities.

•	Risk & Permanent Control performs systematic controls on the proper application of Treasury/ALM & FR procedures, including the relevant controls.

Quantitative disclosures

1.Time breakdown by contractual residual maturity of financial assets and liabilities

Items / time	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	Over 5 years	Unspecified maturity
On-balance sheet assets	(288,076)	(1,124,418)	(159,868)	(700,110)	(2,450,796)	(1,466,886)	(3,399,201)	(6,396,576)	(102,094)	-
A.1 Government securities	-	-	-	-	-	-	-	-	-	-
A.2 Other debt securities	-	-	-	-	-	-	-	-	-	-
A.3 Units in investment funds	-	-	-	-	-	-	-	-	-	-
A.4 Loans	(288,076)	(1,124,418)	(159,868)	(700,110)	(2,450,796)	(1,466,886)	(3,399,201)	(6,396,576)	(102,094)	-
- Banks	(85,174)	(1,034,619)	-	(3,001)	(90,544)	-	-	(120,000)	-	-
- Customers	(202,902)	(89,799)	(159,868)	(697,109)	(2,360,252)	(1,466,886)	(3,399,201)	(6,276,576)	(102,094)	-
On-balance sheet liabilities	956,165	1,240,517	558,572	1,449,624	2,063,954	984,995	1,049,800	5,975,908	2,732,153	-
B.1 Deposits and current accounts	3,705	-	-	-	-	-	-	-	-	-
- Banks	3,705	-	-	-	-	-	-	-	-	-
- Customers	-	-	-	-	-	-	-	-	-	-
B.2 Debt securities	722	1,240,517	398,572	1,349,171	2,014,954	504,995	-	-	2,732,153	-
B.3 Other liabilities	951,737	-	160,000	100,452	49,000	480,000	1,049,800	5,975,908	-	-
Off-balance sheet transactions
C.1 Physically settled fin. derivatives
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C.2 Cash settled Fin. derivatives
- Long positions	4,650	-	-	252,133	91,836	78,553	10,196	30,276	-	-
- Short positions	(8,004)	-	(12)	(568,334)	(67,889)	(59,758)	(12,589)	(28,280)	(1,656)	-
C.3 Deposit to be received			0
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C.4 Irrevocable commitments to disburse funds
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C.5 Written guarantees	-	-	-	-	-	-	-	-	-	-
C.6 Financial guarantees received	-	-	-	-	-	-	-	-	-	-
C.7 Physically settled cred. derivatives
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C.8 Cash settled Cred. derivatives
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
1.4 Banking Group - Operational Risks
Qualitative disclosures
A. Overview, management processes and methods to measure operational risk
Operational risk defines the risk of incurring losses due to the inadequacy and failure of processes, human resources and internal systems or external events, including legal risk. This includes, among others, losses from fraud, human error, shutdown, system failures, defaults, natural catastrophes.
Based on this definition, operational risk represents an autonomous risk category, which includes legal risk, defined as “risk of losses deriving from regulatory or legal action, failure to meet contractual and non-contractual obligations and other disputes”, but does not include strategic and reputational risk.
In this case, the most significant risk for the Group is that associated with losses incurred as a result of external fraud.

To calculate the capital charges attracted by operational risk, FCA Bank, in agreement with Banca d’Italia’s Circular 285 for class 2 banks, adopted the basic approach, or BIA (Basic Indicator Approach), to measure pillar 1 requirements, which are equal to 15% of the average of the latest three observations of net banking income.
The organizational model to manage operational risk set up by FCA Bank revolves around the principle of segregation of duties, independence of the second- and third-level control functions and the following players:

•
a first-level control function composed of individual units within the Group companies. These units participate actively, with varying levels of responsibility and involvement, in the operational risk management processes through the identification of the main (effective end potential) risks that can materialize in daily operations and ongoing risk control, each within the scope of its responsibilities;

•
a second-level operational risk management function (embedded in the Risk & Permanent Control area) which defines and develops the methodologies, policies and procedures to identify, assess, monitor and mitigate operational risks;

•	a third-level control function by the Internal Audit department, in keeping with the Group’s internal control system.

Operational risk is based on the following principles:

a) identification: survey, gathering and classification of the information related to operational risks through the consistent and coordinated treatment of all the significant sources of information to obtain an integrated representation;
b) assessment: process to measure in financial terms the operational risks identified in relation to the individual company structures;
c) measurement and assessment: risk is quantified by determining its impacts on corporate processes also in financial terms;
d) monitoring and reporting: process to gather, organize and present in a structured manner results, so as to analyse and check over time the degree of exposure to operational risk and prevent loss events;
e) mitigation and control: process to transfer risk and to improve the internal control system and corporate processes.
The organizational model to manage operational risks unfolds along the following processes:

•	mapping of operational risks by corporate process, in their expected and unexpected nature (updated annually and after structural process changes);

•	survey of loss events on a quarterly basis;

•	analysis and classification of risk and loss events and definition, where necessary, of control and risk mitigation actions;

•	analysis of alert events that might change the Group’s risk profile, depending on their materialization above certain threshold amounts.

Classification of operational risk events
Over the years, the operational risk events identified within FCA Bank include:

•	Theft and fraud (internal and external)

•	Employment and safety at work

•	Customers, products and professional practices

•	Damage to tangible assets

•	Shutdowns and failures of information systems

•	Process execution and management.

Each of the above categories has been subdivided in specific sub-categories, which in turn consist of third-level categories.

EXTERNAL FRAUDS: through a dedicated unit which, with the help of supporting tools (scorecards) and documentary analysis techniques, acts to mitigate risks of possible frauds.
PRIVACY PROTECTION: through training (continuously updated from time to time) of all Group employee on laws and regulations on privacy.
PROTECTION OF COMPANY INFORMATION AND DATA: through internal rules and procedures concerning criteria and technical instruments that the Company and all its partners have to adopt, to ensure the effectiveness of the actions taken to protect company information and data, with specific attention to personal data;
RISKS RELATED TO THE INTRODUCTION OF NEW INDUSTRY REGULATIONS: through the introduction of periodic monitoring with the involvement of all the corporate functions and coordination by the Compliance and Legal Affairs departments.
LEGAL DISPUTES: constant monitoring in this risk area makes it possible to survey and check any particularly critical situations.

3. Organizational Structure
The roles and responsibilities of the functions within the Parent Company and FCA Bank involved in the management of operational risks can be summarized as follows:

Operational Risk Committee
Structure reporting directly to the CEO of FCA Bank, engaged in mapping and measuring risks and oversight of risk management processes, managing directly second-line/second-level controls.

Central Operational Risk Manager
Part of the Risk & Permanent Control department, this manager is responsible for the organization and maintenance of the operational risk management process in all of the Group’s subsidiaries. To this end, the manager ensures the development and implementation of a permanent control system to monitor risks in all of the corporate processes and an adequate reporting system on the qualitative level of the operational risk management process implemented at the local level.

Operational Risk Committee Parent Company
Sub-committee of the Internal Control Committee (ICC) which meets on a quarterly basis. The ICC is responsible for monitoring the results of the activities carried out by the Company’s Internal Control functions (Risk & Permanent Control; Compliance; Internal Audit). The results of the control activities are presented and discussed within the ICC.

Local Operational Risk Manager
Part of the Risk & Permanent Control department, this manager is responsible for organizing and maintaining the operational risk management process in the individual Markets, to ensure compliance with the methodologies and standards set by the Parent Company.
To fulfil these tasks, the manager relies on a network of contacts in the individual operational areas. Such contacts are responsible for identifying and reporting, in agreement with their superiors, operational loss events for the period and any change occurred in the processes under their supervision, analysing their possible riskiness.

Local Operational Risk Committee
At least every quarter, acting on behalf of the local Group company, this Committee evaluates and approves mitigation actions, reviews progress in corrective actions agreed to deal with operational risk occurrences.

To support the operational risk management framework, FCA Bank implemented an information system which consists of two modules: one to gather data on operational losses and the other to map operational risks inherent in the different corporate processes.

Section 2 - Insurance company risks
2.1 Insurance risks
Qualitative disclosures
This sub-section outlines the disclosure required by IFRS a, paragraphs 38, 39 a), 39 b) and 39A.

Risk management framework
The Company has developed and implemented a risk management framework to identify and monitor areas of risk to the Company. A review of the risk management framework is undertaken at least on an annual basis.

Currency risk
All significant transactions of the Company are denominated in Euro with the exception of a small amount of business written in Poland. All Bank accounts are held in Euro and Polish Zloty. The Company is not exposed to any significant currency risk.

Counterparty risk
The Company’s principal financial assets are insurance and other receivables, reinsurance assets and cash and cash equivalents.
Counterparty risk related to the cash and cash equivalent balances is controlled through the setting of minimum credit rating requirements for counterparties, and by diversification requirements, set out in the investment policy of the Board.

Liquidity risk
The Company is exposed to monthly calls on its available cash resources mainly from claims arising from reinsurance contracts. Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. The Company manages its funds to ensure that an adequate amount of funds is available to meet such calls.

Insurance risk
The risk attached to the reinsurance policies written by the Company is the possibility that an insured event occurs and the uncertainty of the amount of the resulting claim.
The Company has developed its reinsurance underwriting strategy to diversify the type of insurance risks and within each of the types of risk, to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. Risks covered include Life and Non-Life events with policy terms ranging from 1 month to 120 months.

The Company engages an independent actuarial firm to review the technical provisions at the year end.

Quantitative disclosures
This sub-section outlines the disclosure required by IFRS 4, paragraphs 38, 39 c), 39 d) and 39 e).

2.2 Financial risks
Qualitative disclosures
This part provides information similar to that related to the banking group with a degree of detail consistent with the significance of the matter in question (both in absolute terms and in relation to the Group’s business).
Quantitative disclosures
This part provides information similar to that related to the banking group with a degree of detail consistent with the significance of the matter in question (both in absolute terms and in relation to the Group’s business).

Section 3 - Risks arising from securitization transactions
A. Overview, management processes and methods to measure risk arising from securitization transactions
Risk arising from securitization transactions is associated with the possibility that the economic substance of the securitization transaction is not fully accounted for in valuation and risk management decisions.
As securitization transactions are undertaken without derecognizing receivables - given that the Group companies subscribe to the junior notes, thus acquiring the first loss tranche, pursuant to (EU) Regulation no. 575/2013 (CRR) - the quantification of this risk is incorporated in the internal capital set aside to face credit risk.

Prospectively, the Group will perform a specific assessment of the risk arising from securitization transactions in the presence of new transactions involving the actual transfer of the credit risk underlying the portfolio assigned. The Group feels that there might be a securitization risk only in the event that capital requirements are calculated on the exposure to the vehicle, instead of the underlying receivables. Only in this case there might be the risk that the capital requirements are not sufficiently representative of the effective riskiness of the transaction.

Therefore, the Group is of the opinion that, in relation to the securitization programs currently in place - considering the triple role of receivable assignor, servicer and subscriber of the subordinated bond tranche, and considering the calculation of the capital requirements of the underlying assets - there is no uncertainty on the economic substance of the securitization transactions that are considered to calculate the relevant capital requirements. Therefore, the Group does not intend to perform a quantitative assessment (internal capital) to face this risk but intends to consider instead the methodologies and processes implemented to control and mitigate such risk.

Organizational structure
To face securitization risk, the Group has implemented:

•	a comprehensive organizational model;

•	a process to identify, monitor and mitigate securitization risks formalized in specific internal procedures.

Every new securitization transaction, structured by the Capital Markets unit of the Treasury department and validated by the CFO & Deputy General Manager, is submitted for approval to the NPA committee, chaired by the CEO & General Manager, by its first lines and second-level internal control functions.

The approval minutes and any opinion rendered by the company’s second-level control functions are submitted, together with the product concept, to the BoD for final approval.

•	Capital Markets, unit of the Treasury department, is responsible for:
- structuring all of the Group’s transactions and the direct management (in Italy) and control (abroad) of the servicing activities of the securitization transactions implemented as well as managing relations with rating agencies and investors;
- performing second-level controls. First-level controls are performed directly by the foreign markets.

•
Risk & Permanent Control - GRM defines and develops the methodologies, policies and procedures to detect, assess, monitor, measure and mitigate second-level securitization risks; it expresses its opinion within the NPA Committee.

•
Internal Audit carries out, at least every three years, checks on the adequacy of the internal control system and verifies that FCA Bank’s management of securitization transactions and servicing activity comply with applicable regulations.

The Group’s control tools consist of the following processes:

•	control of the appropriateness and adequacy of the transaction in its entirety by the Treasury department - Capital Markets;

•	control of the appropriateness and adequacy of the transaction in its entirety by the Treasury department - Capital Markets, in cooperation with legal affairs and external counsel;

•	Risk & Permanent Control - PC is also directly responsible for second-level permanent controls over securitization transactions.

So far all the transactions have performed in line with expectations, both in terms of adequacy of cash flows with respect to the forecasts made at inception of the transaction and regarding compliance with the main triggers related to the portfolio.
No implicit support techniques are applied to transactions, there are no clean-up calls for amounts in excess of 10% of the initial bond issue and there are no automatic early-repayment triggers related to excess spread levels, in keeping with company procedures.
The Group feels that there might be a securitization risk only in the event that capital requirements are calculated on the exposure to the vehicle, instead of the underlying receivables. Only in this case there might be the risk that the capital requirements are not sufficiently representative of the effective riskiness of the transaction.

PART F - Information on consolidated equity
Sezione 1 - Consolidated equity
A. Qualitative disclosures
The "Banking Group" differs, for the consolidation scope, from the financial statements prepared according to IAS/IFRS. The differences are largely attributable to the line-by-line consolidation, in the IAS / IFRS financial statements, of non-banking companies (mainly companies operating in the long-term rental business) that are not included in the "Banking Group";
The Own Funds, the minimum capital requirements and the resulting banking regulatory ratios were determined in accordance with the provisions contained in the Bank of Italy Circular No. 285 of December 17, 2013 (and subsequent updates) "Supervisory provisions for banks" and n. 286 of December 17, 2013 (and subsequent updates) "Instructions for completing the prudential reporting by banks”.
B. Quantitative disclosures

B.1 Consolidated Shareholders' Equity: breakdown by type of company
	Banking Group	Insurance companies	Other companies	Consolidation adjustments and eliminations	12/31/2015
1. Share capital	702,500	1,000	103,769	(104,769)	702,500
2. Share premium reserve	192,746	4,000	-	(4,000)	192,746
3. Reserves	907,727	10,213	113,852	(124,065)	907,727
4. Equity instruments	-	-	-	-	-
5. (Treasury shares)	-	-	-	-	-
6. Revaluation reserves	45,602	-	(7,105)	7,105	45,602
- Financial assets available for sale	0	-	-	-	-
- Property, plant and equipment	0	-	-	-	-
- Intangible assets	0	-	-	-	-
- Foreign investment hedges	0	-	-	-	-
- Cash flow hedges	(4,424)	-	(5,161)	5,161	(4,424)
- Exchange differences	61,645	-	-	-	61,645
- Non-current assets and disposal groups held for sale	0	-	-	-	-
- Actuarial gains (losses) on defined-benefit pension plan	(12,073)	-	(1,944)	1,944	(12,073)
- Portion of measurement reserves relating to investments carried at equity	-	-	-	-	-
- Special revaluation laws	454	-	-	-	454
7. Net profit (loss)	249,088	5,223	20,741	(25,964)	249,088
Total	2,097,663	20,436	231,257	(251,693)	2,097,663
2.2 Capital adequacy
A. Qualitative disclosures
The management of capital adequacy on a consolidated and subsidiary level is ensured in compliance with regulatory constraints.
The capital considers the following two components:
- Regulatory capital against the risks of Pillar 1;
- Internal capital covering Pillar 2 risks, for the ICAAP process.
The regulatory capital and the internal capital differ in definition and also in connection to the relevant categories of risk. The former is based on definitions provided for regulatory framework, the second on the significant management measurements.

The management of capital adequacy is implemented with the oversight of the regulatory constraints of Pillar 1 and managerial hypotheses of Pillar 2. The projections produced for the purpose of Pillar 2 take into account situations of stress in order to ensure that the available resources are adequate to cover all the risks even under adverse economic conditions.
Annually, as part of the allocation of the budget objectives process it is checked for compatibility, on a consolidated level and also for the subsidiaries, with the capitalization targets. Depending on the expected dynamics of the balance sheet and income statement, if necessary, at this stage are identified appropriate actions.

In 2015, following FGA Capital S.p.A.’s transformation into a bank (with the new name of FCA Bank) and the ensuing creation of the banking Group, the ICAAP was revised structurally.
Applicable regulations require that, within the banking Group, the Parent Company should be responsible for carrying out the ICAAP on a consolidated basis.
Thus, the Parent Company started to prepare the new policy that defines the ICAAP adopted by the Group on a consolidated basis, as well as the guidelines that the consolidated companies, within the banking business, are required to adopt in accordance with local laws and regulations.
The Company, in accordance with the Supervisory Instructions on capital adequacy (so-called second pillar) defined its own capital adequacy assessment process (ICAAP, Internal Capital Adequacy Assessment Process).
The Company’s ICAAP consists of the following phases:

•	identification of significant risks to be assessed;

•	measurement/assessment of the individual risks and the relevant internal capital;

•
determination of total internal capital - as required by the prudential provisions for Class 2 Banks and Groups - in accordance with the simplified building block technique, which involves adding the internal capital set aside for first pillar risks to internal capital for second pillar risks and any internal capital allocated as a result of stress tests;

•	stress testing designed to assess better risk exposure, the relevant mitigation systems and control as well as capital adequacy.

Determination of (current and prospective) total internal capital is carried out at least every six months, allowing for any re-assessment in case of significant changes at the organizational and/or strategic level.
Moreover ICAAP is revised internally by the Company’s Internal Audit department.

Risk map

The definition and mapping of risks is an ongoing process, not a one-time event, to improve risk management and to keep an updated map of the risks to which the Group is exposed.
Based on the Group’s operational and strategic characteristics, the R&PC - GRM department considered significant, currently and prospectively, all the quantifiable risks laid down in Circular 285/13. Moreover, it identified as significant investment risk, which is defined as the risk to underestimate the Group’s credit exposure deriving from the exclusion of the commercial companies from the banking Group, even though the operations of these companies are part and parcel of the Group’s strategies.
Regarding non-quantifiable risks, the R&PC - GRM department adopted a prudential approach and defined as significant (thus subject to a qualitative assessment) all the “non-quantifiable” risk categories, except as otherwise specified in paragraph 3.1.2.
In addition, following receipt of the banking licence and the change in the regulatory framework of reference for the Group’s business, emphasis is placed on compliance risk.
The table below provides a combined view of all the risks that are significant for the Group, as well as the relevant methodologies to measure and execute stress tests:

Risk	Typology	Assessment method	Domestic Capital allocation	Stress Test
Credit and counterpart risk	Pillar 1	Standard method Current value method	Yes	Sensisitvity Analysis No
Market risk		Due date method
Operative risk		Base method - BIA	Yes	No
Concentration risk	Other risks	Granularity Adjustment	Yes	Sensitivity Analysis
Country risk		Qualitative assessment	No	0
Interest rate risk		Facilitated methodology	Yes	No
Liquidity risk		Liquidity gap analysis	No	Systemic stress scenario
Residual risk		Qualitative assessment	No	0
Securitization transactions risk		Qualitative assessment	No	0
Leverage Ratio risk		Leverage Ratio	No	0
Strategic risk		Qualitative assessment	No	0
Reputation risk		Qualitative assessment	No	0
Compliance risk		Qualitative assessment	No	0
Shareholding risk		RWA comparison beween Juridical and Banking perimeter	Yes	No

2.2 Own funds
A. Qualitative disclosures
The regulatory framework provides that the Own Funds are made of the following levels of capital:
- Tier 1 Capital, that consists of:
*Common Equity Tier 1 - CET1;
*Additional Tier 1 - AT1;
- Tier 2 - T2.
The predominant form of Tier 1 Common Equity, composed primarily of equity instruments (eg. Common shares), profit reserves, revaluation reserves, of computable minority interests, in addition to the elements in deduction.

1. Common equity tier 1 - CET1
The Common Equity Tier 1 of the FCA Bank Group as at 31 December 2015 is made up of first class components (share capital, share premium, reserves, minority interests) duly restated according to the relevant regulations.
It is noted that the profit for the year-end 2015 was not included in the Own Funds.

2. Additional Tier 1 - AT1
The FCA Bank Group on 31 December 2015 does not have specific Additional Tier 1 instruments.
The Additional Tier 1 reports the minority interest of the Group in accordance with the relevant regulations.

3. Tier 2 - T2
The FCA Bank Group as at 31 December 2015 does not have Tier 2 instruments.
The Tier 2 reports the minority interest of the Group in accordance with the relevant regulations.

B. Quantitative disclosures

Capital for regulatory purposes - B. Quantitative information
Total
31/12/2015
A. Tier 1 before prudential filters	1,844,246,542
B. Tier 1 prudential filters:	-
B1 - Positive IAS/IFRS Tier 1 prudential filters (+)	4,260,984
B2 - Negative IAS/IFRS Tier 1 prudential filters (-)	1,848,507,526
C. Tier 1 capital gross of items to be deducted (A+B)	117,917,813
D. Items to be deducted	(26,230,215)
E. Total TIER 1 (C-D)	1,704,359,498
F. Tier 2 before prudential filters	542,005
G. Tier 1 prudential filters:	-
G1 - Positive IAS/IFRS Tier 1 prudential filters (+)	-
G2 - Negative IAS/IFRS Tier 1 prudential filters (-)	-
H. Tier 2 capital gross of items to be deducted (F+G)	542,005
I. Items to be deducted	722,673
E. Total TIER 2 (H-I)	-
M. Deductions from Tier 1 and Tier 2	-
N. Capital for regulatory purposes (E+L-M)	-
O. Tier 3 Capital	722,673
P. Capital for regulatory purposes included Tier 3 (N+O)	1,705,624,176

Capital adequacy - B. Quantitative information
	Non weighted assets	weighted assets
	31/12/2015	31/12/2015
A. RISK ASSETS
A.1 Credit and counterparty risk	20,055,049,720	14,465,051,181
1. Standardized approach	20,055,049,720	14,465,051,181
2. IRB approach	-	-
2.1 Foundation	-	-
2.2 Advanced	-	-
3. Securitizations	-	-
B. CAPITAL REQUIREMENTS
B.1 Credit and counterparty risk		1,157,204,094
B.2 Risk valuation adjustment credit		5,641,481
B.3 Regulation Risk		-
B.4 Market Risk		54,291,514
1. Standardized approach		54,291,514
2. Internal models		-
3. Concentration risk		-
B.5 Operational risk		87,568,749
1. Basic inidcator approach (BIA)		87,568,749
2. Traditional standardized approach (TSA)		-
3. Advanced measurement approach (AMA)		-
B.7 Total capital requirements		-
B.7 Total capital requirements		1,304,705,838
C. RISK ASSETS AND CAPITAL RATIOS
C.1 Weighted risk assets		16,308,822,981
C.2 Capital primary class1 / Risk		10.45%
C.3 Capital Class 1 / Risk-weighted assets (Total capital ratio)		10.45%
C.4 Total own funds // Risk-weighted assets (Total capital ratio)		10.46%

PART H - RELATED-PARTY TRANSACTIONS

1.	Compensation to key executive directors
Compensation related to managers and statutory auditors are decided in specific boards, it corresponded at 31 December 2015 respectively to 437 k/Eur and 218 k/Eur.

2.	Information on related-party transactions
Transactions with related-party are usually performed at market equivalent conditions. Infragroup operations are deleted in Consolidated Financial Statements.

The chart below reports assets, liabilities, profits and losses at 31 December 2015

	Transactions with related parties: balance sheet
		AMOUNTS AT 31/12/2015
		SHAREHOLDERS	KEY EXECUTIVE DIRECTORS	OTHER RELATED PARTIES	TOTAL
20.	Held for trading financial assets	-	-	489	489
60.	Loans and receivables with Banks	-	-	21,111	21,111
70.	Loans and receivables with Customers	128,450	-	89,735	218,185
80.	Hedging Derivatives	-	-	34,560	34,560
160.	Other Assets	242,820	-	88,399	331,219
	Total Assets	371,270	-	234,293	605,563
10.	Deposits from Banks	1,850,249	-	916,588	2,766,837
20.	Deposits from Customers	-	-	7,391	7,391
30.	Debt securities in issue	32,605	-	0	32,605
40.	Financial liabilities held for trading	-	-	2,707	2,707
60.	Hedging Derivatives	-	-	17,962	17,962
100.	Other liabilities	61,929	-	65,790	127,719
	Total liabilities	1,944,783	-	1,010,438	2,955,221

	Transactions with related parties: income statement
		AMOUNTS AT 31/12/2015
		SHAREHOLDERS	KEY EXECUTIVE DIRECTORS	OTHER RELATED PARTIES	TOTAL
10.	Interest and similar income	42,836	-	124,697	167,533
20.	Interest and similar expense	(31,023)	-	(31,546)	(62,569)
40.	Fee and commission income	-	-	37,964	37,964
50.	Fee and commission expense	(53)	-	(2,037)	(2,090)
180.	Administrative expenses	(7,793)	(736)	(6,567)	(15,096)
220.	Other operating income	(1,811)	-	(285)	(2,096)
220.	Other operating expenses	12,625	-	41,250	53,875

SERVICES	SERVICER PROVIDER	31/12/2015
Audit	Reconta Ernst & Young S.p.A.	1,708
Audit	Delotte Polska	32
Other attestation services	Ernst & Young Financial business S.p.A.	494
Other services	Delotte Polska	16
Other services	Ernst & Young Financial business S.p.A.	276
TOTAL		2,526

REPORT OF INDEPENDENT AUDITORS
To the Shareholders
of FCA Bank S.p.A. (formerly FGA Capital S.p.A.)

We have audited the accompanying consolidated financial statements of FCA Bank S.p.A. and subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FCA Bank S.p.A. and subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
The accompanying consolidated statement of financial position of FCA Bank S.p.A. and subsidiaries as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, were not audited, reviewed or compiled by us and, accordingly, we express no opinion on them.

/s/ Reconta Ernst & Young S.p.A.
Turin, Italy
February 22, 2016